RADIANT ®



Annual Report
2022

It's the Network that Delivers!®

"From the beginning, Radiant set out to be a different kind of company..."

CONTENTS



Fellow Shareholders:

The message behind our tag line is very intentional and sits at the core of our culture at Radiant. It reminds us that within this world of complex interdependencies it is not any one of us, but all of us working together, that ultimately shapes both our individual and collective success. More directly stated and to paraphrase Benjamin Franklin, "If we don't hang together, we will surely hang separately". This message has proven to be a durable guidepost as we think about our families, our businesses, our local communities, our country, and our role as a global citizen. As you get to know Radiant and its history, you will see this sense of practical partnership and collaboration in all we do.

 # Delivering More Than Freight

From the beginning, Radiant set out to be a different kind of company, leveraging our status as a public company to partner with logistics entrepreneurs to create a world-class service offering. Today we enjoy one of the most robust platforms in our industry; providing technology-enabled domestic and international freight forwarding services, truck and rail brokerage services and an expanding array of other value-added services from over 100 operating locations across North America.

We all are deeply aware of the challenges and opportunities presented by the marketplace in the past few years. In the face of the pandemic, lockdowns and ultimately capacity and labor shortages, we have been reminded of the essential work we do to keep our customers' supply chains moving and have seen the power of our partnerships at work in even the most difficult of times. We are particularly proud of the work we have done in support of initiatives in the fight against COVID including medical equipment & test kits; ongoing humanitarian aid for those in desperate need in the Ukraine and surrounding areas; and the latest work we've engaged around Operation Fly Formula to secure and transport infant formula for the newest members of families across the US. No doubt Radiant's involvement—but more importantly our dedication—to projects like these contributed to our recent recognition by Newsweek Magazine as one of the most trusted companies in America in 2022.

However, we ultimately owe our success to our partnerships: those with our customers; operating partners; carriers; shareholders and our hard-working employees that have come together to make Radiant the great success that it is today.

(continued...)



Delivering on Financial Results

Our collective hard work also translated into another year of profitable growth for the year ended June 30, 2022, with Radiant delivering record results across several key metrics including record revenues of $1,459.4 million, up $559.6 million or 62.2%, record adjusted gross profit of $306.3 million up $84.9 million or 38.3%, record net income attributable to common stockholders of $44.5 million, up $21.4 million or 92.6%, record adjusted net income attributable to common stockholders of $58.2 million, up $23.7 million or 68.7%, and record adjusted EBITDA of $80.9 million, up $31.9 million or 65.1%.

In addition, we also set a record in terms of our adjusted EBITDA margins for our fiscal year ended June 30, 2022, which increased 429 basis points to 26.4% up from 22.1% over the comparable prior year period. Having built a scalable back-office infrastructure, our incremental cost of supporting our next dollar of gross margin is very small and we continue to make good progress on this metric as we continue to grow the business and leverage the benefits of our ongoing technology investments.

On an earnings per share basis, we also delivered significant improvement reporting $0.90 per basic and $0.88 per fully diluted share for the year ended June 30, 2022, compared to net $0.46 per basic and $0.45 per fully diluted share form the comparable prior year period. Similarly, our adjusted net income attributable to common stockholders was $1.18 per basic and $1.15 per fully diluted share for the fiscal year ended June 30, 2022, compared to $0.69 per basic and $0.67 per fully diluted share for the comparable prior year period.

Over the past several months we also took the opportunity to refresh and expand our Revolving Credit Facility. We replaced our $150.0 million Revolving Credit Facility with a new $200.0 million facility. This facility provides us with continued financial flexibility to access capital to support and accelerate our growth strategy, as well as the ability to repurchase the Company's common stock, should we choose. As we have previously discussed, we believe that our current share price does not accurately reflect Radiant's intrinsic value or long-term growth prospects, particularly given our unlevered balance sheet, and therefore represents an excellent investment opportunity for both the Company and our shareholders. For the twelve-months ended June 30, 2022, we purchased approximately $11.3 million of our stock at an average price of $6.99 per share. Moving forward, in addition to continuing our acquisition efforts, we expect to continue to be active in the repurchase of our stock to take advantage of the opportunity being presented to us in the disconnect between the underlying value of our stock and our current stock price.

Delivering on Sustainability

When we consider our partnerships, we have seen a growing focus on sustainability and ESG-related topics from customers, investors, regulators and our own employees. In response, this past year we have set in motion a process that will gather and present Radiant's numerous environmental, social and governance programs and initiatives to provide better insight into our core values and greater transparency to our work in these areas. As part of this overall initiative, we have established clear accountabilities within both our board and management team and engaged a third-party consultant to help us through this process. As we progress this effort, our long-term partners will recognize that many of Radiant's ESG programs were launched many years ago, long before ESG had come to the forefront.

These initiatives emerged organically, not as a response to ESG, but as a belief in the responsibility we all have to do what is right. Our longstanding participation in the U.S. Environmental Protection Agency's SmartWay Transport Partnership, our work in the areas of Humanitarian Aid and Disaster Relief and our support and engagement with organizations that put people and our greater communities first are just a few examples of what delivering on sustainability has meant to Radiant over the years as the Network that Delivers. As our commitment to environmental, social and governance responsibility grows, Radiant will continue to build programs that support these key areas and ultimately support the partnerships we hold as the core value of our business.

(continued...)

Delivering on Innovation



As creators of a unique multi-brand network platform back in 2006, Radiant has always been both a disruptor and innovator within our industry. Our early success was driven by our ability to differentiate ourselves in the marketplace by bringing new value to the agent based forwarding community. In leveraging our status as a public company, we provide our strategic operating partners an opportunity to work as shareholders and share in the value that they help create, while providing a unique opportunity in terms of succession planning and liquidity for logistics entrepreneurs both internal and external to the Radiant network.

As we further grow and scale the business, Radiant has continued to build a unique and differentiated platform from which to service our customers with better purchasing power with our vendors, a best-in-class technology operating system and an extensive global network of service partners to support our customers around the world.

As we deliver strategic advantages for our partners, we are very excited for our acquisition of Navegate which we completed in December of 2021, which we have recently rebranded as Radiant World Trade Services. In addition to solidifying our presence in Shanghai, the Navegate transaction also strengthens and complements our international services offering, particularly in the areas of customs brokerage, ocean forwarding and drayage services and brings to us a robust global trade management capability. These new global trade management capabilities will be made available to the entire Radiant network as we provide our customers with purchase order and vendor management tools that unlock SKU-level visibility from the manufacturing floor in Asia through final delivery here in the U.S. With both the enhanced service offerings and propriety global trade management technology, we believe Radiant will further differentiate ourselves in the marketplace and deliver on innovation as we provide additional support for both current and prospective customers moving forward.

While we remain very optimistic about our prospects and opportunities for fiscal 2023 and beyond, the continued uncertainty associated with the lingering pandemic and the current global geopolitical turmoil makes it difficult to project what the "new normal" will look like in fiscal 2023 for our customers and in turn for our own business. This is only exacerbated by the ripple effect of the pandemic which is now presenting itself in the form of inflation, broad-based labor shortages and signs of a slowing economy that is eroding the pricing power of the asset-based carriers. If these market trends continue as they are now, we would expect operations to return to more normalized levels and growth rates. Whatever comes next, Radiant stands ready to deliver on results, sustainability and innovation with a durable, diverse service offering and strong balance sheet as we further support our customers.

Bohn H. Crain
Founder, Chairman & CEO

2022 FINANCIAL HIGHLIGHTS


GROSS REVENUES (MILLIONS)
0.0 250 500 750 1000 1250 1500 1750 2000
'22 1,459.4
'21* 899.8
'20 855.2
'19 890.5
'18 842.4


ADJUSTED GROSS PROFIT(1) (MILLIONS)
0.0 50 100 150 200 250 300 350 400
'22 306.3
'21* 221.4
'20 209.4
'19 230.1
'18 200.1


ADJUSTED EBITDA(2) (MILLIONS)
0.0 10 20 30 40 50 60 70 80 90 100
'22 80.9
'21* 49.0
'20 38.3
'19 40.8
'18 29.2


ADJUSTED EBITDA(2) MARGIN
0.0 5% 10% 15% 20% 25% 30% 35% 40%
'22 26.4%
'21* 22.1%
'20 18.3%
'19 17.7%
'18 14.6%

* As restated

(1) Adjusted gross profit is revenues net of cost of transportation and other services.

(2) Reflects a non-GAAP measure of income management considered useful in analyzing our results. A reconciliation of our non-GAAP financial measures presented to our GAAP-based net income, as well as a description of our non-GAAP measures, is included on the last page of this Annual Report. Our non-GAAP measures are not intended to replace any presentation included in our consolidated financial statements.

RADIANT®

It's the Network that Delivers!®

OUR OPERATIONS

RADIANT and its operating partners provide a unique and comprehensive service platform offering domestic and international freight forwarding, truck and rail brokerage and an array of value added supply chain management services primarily to customers in the United States and Canada who operate across North America and around the world.

- ● Freight Forwarding
- ● Brokerage
- ● Value Added Service (VAS)

ADJUSTED GROSS PROFIT BY SERVICE OFFERING



$306.3 Million

- 78%
- 14%
- 8%

ADJUSTED GROSS PROFIT BREAKOUT



$238.2 Million

- 56%
- 44%

FREIGHT FORWARDING
- ● Domestic
- ● International



$42.6 Million

- 38%
- 32%
- 27%
- 3%

BROKERAGE
- ● Intermodal
- ● Truckload
- ● Less-Than-Truckload
- ● Drayage



$25.5 Million

- 87%
- 8%
- 5%

VALUE ADDED SERVICES
- ● Materials Management & Distribution (MM&D)
- ● Customs House Brokerage (CHB)
- ● Consulting/Other

CORPORATE CITIZENSHIP

In 2022, Radiant made strides to further provide further transparency on its commitment and progress to ESG & Sustainability initiatives.

Environmental Commitments:

We are committed to operating in an environmentally responsible manner to reduce our carbon footprint and our impact on climate change, conserve natural resources and operate in compliance with environmental regulations.

Social Commitments:

We are committed to being a socially responsible employer by fostering an environment of diversity and inclusion across our business, with a focus on empowering, operating ethically and supporting our local communities.

Governance Commitments:

We are committed to building a culture dedicated to ethical business behavior and responsible corporate activity.

We are proud of the work we have been doing to promote responsible business from the inside out. We aim to strengthen this strategy in 2023 through the following initiatives:

- GHG Inventory and Carbon Accounting, with considerations for GHG emissions reduction goals and SBTi alignment

- Evaluating feasibility of ISO 14001 EMS certification

- Further increasing transparency and public disclosures around ESG initiatives and activities moving forward

- Creating a set of metrics that will enable our company to monitor the progress of the implementation of the program that will meet our sustainability strategy and the risks and opportunities on an ongoing basis

- Developing an annual Corporate Social Responsibility (CSR) Report to share our corporate responsibility goals, efforts, and progress with all stakeholders.

- Continuing to strive for alignment of our business practices with the United Nation's Sustainability Development Goals (SDGs), which seek to promote peace and prosperity around the globe.

- Continuing to prioritize our employees through the development of employee programs such as educational opportunities for personal and professional development.

"…it is not any one of us, but all of us working together, that ultimately shapes both our individual and collective success."

SDG Alignment



The United Nation's Sustainable Development Goals (SDGs) are an interconnected set of seventeen universal objectives to help achieve "a better and more sustainable future for all. They address the global challenges we face, including poverty, inequality, climate change, environmental degradation, peace and justice". To support the SDGs, we seek align our business practices with these goals, including SDG 13 and SDG 17.



SDG 13: Climate Action

We are committed to conducting our business in ways which minimize adverse impacts on the environment. To that end, we comply with federal and state environmental laws and have identified climate-related risks and opportunities for future action. We have also identified the potential for GHG inventory and carbon accounting for scope 1, 2, and 3 emissions and begun discussions about tracking climate-related metrics, developing SBTi-aligned targets, and potentially pursuing ISO 14001 EMS certification.



SDG 17: Partnerships for the Goals

We are involved in several partnerships that support the SDGs. We are a long-term member of the SmartWay® Transport Partnership, a collaboration between logistics companies and the EPA to measure, benchmark and improve logistics operations so they can reduce their environmental footprint. This partnership supports climate-related SDGs including SDG 13. We also partner with a number of humanitarian and government agencies, along with other stakeholders to provide aid & relief that includes the transportation of COVID medical equipment & test kits; ongoing humanitarian aid for those in desperate need in the Ukraine and surrounding areas; and most recently our work with Operation Fly Formula. We also actively explore partnerships with organizations like Packed with Purpose and Ground Up as part of our corporate gift-giving program. We are also exploring more opportunities for partnerships with organizations that support the SDGs.

While we have completed much work in identifying and assessing our current ESG practices, we will continue developing strategies and tracking metrics for ESG in the future.



1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
11 SUSTAINABLE CITIES AND COMMUNITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended June 30, 2022

or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission File Number: 001-35392

RADIANT LOGISTICS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**04-3625550**
(State or other jurisdiction	**(I.R.S. Employer**
of incorporation or organization)	**Identification Number)**

Triton Tower Two
700 S Renton Village Place, Seventh Floor
Renton, Washington 98057
(Address of Principal Executive Offices)

(425) 462-1094
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, $0.001 Par Value	RLGT	NYSE American

Securities registered under Section 12(g) of the Exchange Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☐   No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant based on the closing share price of the registrant's common stock on December 31, 2021 was approximately $279 million.

As of February 20, 2023, 48,181,256 shares of the registrant's common stock were outstanding.

Documents Incorporated by Reference:

None.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

EXPLANATORY NOTE

Radiant Logistics, Inc., and its consolidated subsidiaries (the "Company", "we" or "us") is filing this comprehensive annual report on Form 10-K for the fiscal years ended June 30, 2022 and 2021 (the "Comprehensive Form 10-K"). This Comprehensive Form 10-K contains our audited financial statements for the fiscal year ended June 30, 2022, as well as restatement of the following previously filed periods: (i) our audited consolidated financial statements for the fiscal year ended June 30, 2021, (ii) our unaudited consolidated financial statements covering the quarterly reporting periods during fiscal year 2021, consisting of the quarters ended September 30, 2020, December 31, 2020, and March 31, 2021; and (iii) our unaudited consolidated financial statements covering the quarterly reporting periods during fiscal year 2022, consisting of September 30, 2021, December 31, 2021, and March 31, 2022.

Restatement Background

As previously disclosed, on September 28, 2022, the Audit and Executive Oversight Committee (the "Committee") of the Board of Directors of the Company, after meeting with management and consultation with Moss Adams LLP ("Moss Adams"), its current registered independent public accounting firm, and BDO USA, LLP ("BDO"), its predecessor registered independent public accounting firm, concluded that the Company's previously issued financial statements for the fiscal year ended June 30, 2021 included in its Annual Report on Form 10-K, each of the interim financial statements for the quarterly periods in fiscal year 2021 included in its Quarterly Reports on Form 10-Q, and each of the interim financial statements for the quarterly periods in fiscal year 2022 included in its Quarterly Reports on Form 10-Q (cumulatively, the "Restatement Periods") should be restated to correct historical errors related principally to the timing of recognition of the Company's estimated accrual of in-transit revenues and related costs.

The need for the restatement arose out of the results of certain financial analysis the Company performed in the course of preparing its fiscal year-end 2022 consolidated financial statements. Principally, in response to its December 2021 cyber event, the Company completed a detailed lookback analysis to compare its estimated accrued in-transit revenues and related costs, which primarily consist of, purchased transportation and applicable commission expenses, to its actual customer invoicing, related transportation costs and other costs subsequently recorded. In the course of its analysis of the actual information gathered through the lookback process, the Company detected differences between the estimated accrued amounts and the actual revenues and expenses recorded due primarily to errors in the underlying shipment information that was used to calculate the original estimates of the accrued amounts. Management and the Committee have concluded that, in the ordinary course of closing its financial books and records, the Company previously inadvertently excluded certain in-transit revenues and associated costs from the appropriate periods as required under generally accepted accounting principles ("GAAP") of the United States. Therefore, the Company misstated gross revenues and associated costs during the Restatement Periods. The Company principally attributes the errors to a material weakness in internal controls over the recording and processing of revenues, which was disclosed in Part II, Item 9A of its Annual Report on Form 10-K for the year-ended June 30, 2021, which the Company is working to remediate in fiscal year 2023.

Items Restated in this Form 10-K

This Comprehensive Form 10-K for the fiscal years ended June 30, 2022 and 2021 reflects changes to the Consolidated Balance Sheet at June 30, 2021 and the Consolidated Statements of Comprehensive Income, Stockholders' Equity, and Cash Flows for the year ended June 30, 2021, and the related notes thereto. Restatement of consolidated financial statements for the fiscal year ended June 30, 2021 is disclosed in Note 2 to the consolidated financial statements. Restatement of consolidated financial statements for the quarterly and year-to-date periods in fiscal year 2021 and 2022 are disclosed in Note 20 to the consolidated financial statements. Other sections impacted are: Part I, Item 1A. Risk Factors; Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations; and Part II, Item 9A. Controls and Procedures.

The Company has not filed, and does not intend to file, amendments to the previously filed Quarterly Reports on Form 10-Q for any of the quarters for the years ended June 30, 2021 and 2022, nor the previously filed Annual Report on Form 10-K for the fiscal year ended June 30, 2021. Accordingly, investors should rely only on the financial information and other disclosures regarding the restated periods in this Form 10-K or in future filings with the SEC (as applicable), and not on any previously issued or filed reports, earnings releases or similar communications relating to these periods.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), new certifications by the Company's principal executive officer and principal financial officer are filed herewith as exhibits to this Form 10-K pursuant to Rule 13a-14(a) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

See Note 2 and Note 20 to the consolidated financial statements, included in Part II, Item 8 of this Form 10-K, for additional information on the restatement and the related consolidated financial statement effects.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning set forth in United States securities laws and regulations – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business, financial performance and financial condition, and often contain words such as "anticipate," "believe," "estimates," "expect," "future," "intend," "may," "plan," "see," "seek," "strategy," or "will" or the negative thereof or any variation thereon or similar terminology or expressions. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. We have developed our forward-looking statements based on management's beliefs and assumptions, which in turn rely upon information available to them at the time such statements were made. Such forward-looking statements reflect our current perspectives on our business, future performance, existing trends and information as of the date of this report. These include, but are not limited to, our beliefs about future revenue and expense levels, growth rates, prospects related to our strategic initiatives and business strategies, along with express or implied assumptions about, among other things: our continued relationships with our strategic operating partners; the performance of our historic business, as well as the businesses we have recently acquired, at levels consistent with recent trends and reflective of the synergies we believe will be available to us as a result of such acquisitions; our ability to successfully integrate our recently acquired businesses; our ability to locate suitable acquisition opportunities and secure the financing necessary to complete such acquisitions; transportation costs remaining in-line with recent levels and expected trends; our ability to mitigate, to the best extent possible, our dependence on current management and certain larger strategic operating partners; our compliance with financial and other covenants under our indebtedness; the absence of any adverse laws or governmental regulations affecting the transportation industry in general, and our operations in particular; the impact of COVID-19 on our operations and financial results; continued disruptions in the global supply chain; higher inflationary pressures particularly surrounding the costs of fuel; potential adverse legal, reputational and financial effects on the Company resulting from the ransomware incident or future cyber incidents and the effectiveness of the Company's business continuity plans in response to cyber incidents, like the ransomware incident; the commercial, reputational and regulatory risks to our business that may arise as a consequence of our need to restate our financial statements; our longer-term relationship with our senior lenders as a consequence of our need to restate our financial statements; our temporary loss of the use of a Registration Statement on Form S-3 to register securities in the future; any disruption to our business that may occur on a longer-term basis should we be unable to remediate during fiscal year 2023 certain material weaknesses in our internal controls over financial reporting, and such other factors that may be identified from time to time in our Securities and Exchange Commission ("SEC") filings and other public announcements including those set forth under the caption "Risk Factors" in Part 1 Item 1A of this report. In addition, the global economic climate and additional or unforeseen effects from the COVID-19 pandemic amplify many of these risks. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the foregoing. Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. We disclaim any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Our Company

Radiant Logistics, Inc., and its consolidated subsidiaries (the "Company", "we" or "us") operates as a third-party logistics company, providing technology-enabled global transportation and value-added logistics solutions primarily in the United States and Canada. We service a large and diversified account base across a range of industries and geographies, which we support from an extensive network of operating locations across North America as well as an integrated international service partner network located in other key markets around the globe. We provide these services through a multi-brand network, which includes over 100 operating locations. Included in these operating locations are a number of independent agents, who we also refer to as our "strategic operating partners", that operate exclusively on our behalf, and approximately 25 Company-owned offices. As a third-party logistics company, we have a vast carrier network of asset-based transportation companies, including motor carriers, railroads, airlines and ocean lines in our carrier network. We believe shippers value our services because we are able to objectively arrange the most efficient and cost-effective means, type and provider of transportation service without undue influence caused by the ownership of transportation assets. In addition, our minimal investment in physical assets affords us the opportunity for a higher return on invested capital and net cash flows than our asset-based competitors.

Through our operating locations across North America, we offer domestic, international air and ocean freight forwarding services and freight brokerage services, including truckload services, less than truckload ("LTL") services, and intermodal services, which is the movement of freight in trailers or containers by combination of truck and rail. Our primary business operations involve arranging the shipment, on behalf of our customers, of materials, products, equipment, and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL, and UPS. Our services include arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. We also provide other value-added logistics services including materials management and distribution services (collectively, "Materials Management and Distribution" or "MM&D" services), customs house brokerage ("CHB") services and global trade management ("GTM") services to complement our core transportation service offering.

The Company expects to grow its business organically and by completing acquisitions of other companies with complementary geographical and logistics service offerings. The Company's organic growth strategy will continue to focus on strengthening existing and expanding new customer relationships leveraging the benefit of the Company's technology platform, while continuing its efforts on the organic build-out of the Company's network of strategic operating partner locations. In addition, as the Company continues to grow and scale its business, the Company believes that it is creating density in its trade lanes, which creates opportunities for the Company to more efficiently source and manage its transportation capacity.

In addition to its focus on organic growth, the Company will continue to search for acquisition candidates that bring critical mass from a geographic and purchasing power standpoint, along with providing complementary service offerings to the current platform. As the Company continues to grow and scale its business, it also remains focused on leveraging its back-office infrastructure and technology systems to drive productivity improvement across the organization.

COVID-19

The COVID-19 pandemic continues to impact our business operations and financial results. Although the effects have lessened over time, there is uncertainty in the nature and degree of its continued effects over time with new strains frequently being discovered and additional booster shots being recommended. As the world continues to respond to COVID-19, we continue to follow guidelines ensuring the safety of our employees, while striving to protect the health and well-being of the communities in which we operate.

Competitive Strengths

As a non-asset-based third-party logistics provider, we believe that we are well-positioned to provide cost-effective and efficient solutions to address the demand in the marketplace for transportation and logistics services. We believe that the most important competitive factors in our industry are quality of service, including reliability, responsiveness, expertise and convenience, scope of operations, geographic coverage, information technology and price. We believe our primary competitive advantages are as follows:

Non-asset-based business model

As a non-asset-based logistics provider, we own only a minimal amount of equipment. By not owning the transportation equipment used to transport the freight, which results in relatively minimal fixed operating costs, we are able to leverage our network of locations to offer competitive pricing and flexible solutions to our customers. Moreover, our balanced product offering provides us with revenue streams from multiple sources and enables us to retain customers even as they shift across various modes of transportation. We believe our low capital intensity model allows us to provide low-cost solutions to our customers, operate our business with strong cash flow characteristics, and retain significant flexibility in responding to changing industries and economic conditions.

Offer significant advantages to our strategic operating partners

Our current network is predominantly represented by independent agents, who operate exclusively on our behalf, who we also refer to as our "strategic operating partners", who rely on us for operating authority, technology, sales and marketing support, access to working capital, our carrier and international partner networks, and collective purchasing power. Through this collaboration, our strategic operating partners have the ability to focus on the operational and sales support aspects of their business without diverting costs or expertise to the structural aspect of their operations, thus, providing our strategic operating partners with the regional, national and global brand recognition that they would not otherwise be able to achieve acting alone.

Lower-risk operation of network of strategic operating partners

We derive a substantial portion of our revenue pursuant to agreements with our strategic operating partners operating under our various brands. These arrangements afford us with a relatively low risk growth model as each strategic operating partner is responsible for its own sales and costs of operations. Under shared economic arrangements, we are responsible to provide to our strategic operating partners centralized back-office infrastructure, transportation and accounting systems, billing and collection services.

Diverse customer base

We service a large and diversified account base consisting of consumer goods, food and beverage, electronics and high-tech, aviation and automotive, military and government, and manufacturing and retail customers. For the annual period up to the date of this report, no single customer and no strategic operating partner represented more than 5% of our consolidated revenue, reducing risks associated with any particular industry, geographic or customer concentration.

Information technology resources

A primary component of our business strategy is the continued development of advanced information systems to provide accurate and timely information to our management, strategic operating partners and customers. We believe that the ability to provide accurate real-time information on the status of shipments has and will become increasingly important in our industry. Our customer delivery tools enable connectivity with our customers' and trading partners' systems, which leads to more accurate and up-to-date information on the status of shipments. Our centralized transportation management system (rating, routing, tender and financial settlement process) drives significant efficiency across our network. Through our December 2021 acquisition of Navegate we now also have access to a proprietary global trade management platform that will provide purchase order and vendor management tools that unlock SKU-level visibility from the manufacturing floor in Asia through final delivery here in the U.S. We believe this will allow us to further differentiate ourselves in the marketplace and provide additional support for both current and prospective customers.

Global network of transportation providers

We provide worldwide supply chain services, which include international air and ocean services that complement our domestic service offerings. Our offerings include heavyweight and small package air services, providing same day (next flight out) air charters, next day a.m./p.m., second day a.m./p.m. as well as time definite surface transport moves. Our non-asset-based business model allows us to use commercial passenger and cargo flights. Thus, we have thousands of daily flight options to choose from, and our pickup and delivery network provides us with zip code to zip code coverage throughout North America.

Sourcing and managing transportation

As we continue to grow and scale the business, we expect to continue to develop density in our trade lanes, which creates opportunities for us to more efficiently source and manage our transportation capacity. With our acquisition of Radiant Canada (formerly, Wheels Group, Inc.) in 2015, our network has access to truck brokerage and intermodal capabilities. We believe the benefit of our relative purchasing power along with our service line expansion will serve as a competitive differentiator in the marketplace to help us secure new customers and attract additional strategic operating partners to our network.

Value-added services

In addition to our core transportation service offerings, we also provide value-added supply chain services including MM&D, CHB, and GTM services. We believe that our value-added services allow us to leverage our transportation services to generate additional revenue and provide additional convenience to our customers.

Industry Overview

The logistics industry is highly fragmented with thousands of companies of various sizes competing in the domestic and international markets. As business requirements for efficient and cost-effective logistics services have increased, so has the importance and complexity of effectively managing freight transportation. Businesses increasingly strive to minimize inventory levels, perform manufacturing and assembly operations in the lowest cost locations, and distribute their products in numerous global markets. As a result, companies are increasingly looking to third-party logistics providers to help them execute their supply chain strategies.

Shippers typically manage their supply chains using some combination of asset and non-asset-based service providers. We operate principally as a non-asset-based third-party logistics provider focused on freight forwarding, truck brokerage and intermodal transportation services, along with associated value-added services. According to Armstrong and Associates, the market for third-party logistics services in the United States and Canada is estimated at approximately 247.2 billion annually.

Because non-asset-based companies select from various transportation options in routing customer shipments, they are often able to serve customers less expensively and with greater flexibility than their asset-based competitors, who are typically focused on maximizing the utilization of their own captive fleets of trucks, aircraft and ships rather than the specific needs of the customer.

We believe there are several factors that are increasing demand for global logistics solutions. These factors include:

- outsourcing of non-core activities;

- globalization of trade;

- increased need for time-definite delivery;

- consolidation of global logistics providers; and

- increasing influence of e-business and the Internet.

Our Growth Strategy

Our objective is to provide customers with comprehensive multi-modal transportation and logistics solutions offered by us through our Radiant®, Airgroup®, Adcom®, DBA™, Service by Air™, Navegate® and Centrade brands. Since inception of our business in 2006, we have executed a strategy to expand operations through a combination of organic growth and the strategic acquisition of non-asset-based transportation and logistics providers meeting our acquisition criteria. We have successfully completed 21 acquisitions since our initial acquisition of Airgroup in January of 2006, including:

- Automotive Services Group, expanding our services into the automotive industry, in 2007;

- Adcom Express, Inc., ("Adcom") adding domestic operating partner locations, in 2008;

- DBA Distribution Services, Inc., ("DBA") adding two Company-owned locations and operating partner locations, in 2011;

- ISLA International Ltd., ("ISLA") adding a Company-owned location in Laredo, Texas, providing us with bilingual expertise in both north and south bound cross-border transportation and logistics services, in 2011;

- Brunswicks Logistics, Inc., ("ALBS") adding a strategic Company-owned location in New York-JFK, in 2012;

- Marvir Logistics, Inc., ("Marvir") adding a Company location in Los Angeles from the conversion of a former operating partner since 2006, in 2012;

- International Freight Systems of Oregon, Inc., ("IFS") adding a Company location in Portland, Oregon, from the conversion of a former operating partner since 2007, in 2012;

- On Time Express, Inc., ("On Time") adding three Company-owned locations in Phoenix, Arizona, Dallas, Texas and Atlanta, Georgia, to providing additional line-haul and time critical logistics capabilities, in 2013;

- Phoenix Cartage and Air Freight, LLC, ("PCA") opening a Company-owned location in Philadelphia, Pennsylvania, in 2014;

- Trans-NET, Inc. ("TNI") expanding Company-owned operations in Seattle, Washington and providing a gateway of services to the Russian Far East, in 2014;

- Don Cameron and Associates, Inc. ("DCA"), a Minnesota based, privately held company that provides a full range of domestic and international transportation and logistics services across North America, in 2014;

- Radiant Canada, one of the largest third-party logistics providers in Canada, offering truck brokerage services and intermodal service offering throughout the United States and Canada along with value-added warehouse and distribution service offerings in support of U.S. shippers looking to access the Canadian markets, in 2015;

- Highways and Skyways, Inc. ("Highways"), a privately held Kentucky based company, adding a Company-owned location near the Cincinnati airport from the conversion of a former SBA operating partner in 2015;

- Service by Air, Inc. ("SBA"), a privately held corporation based in New York, adding three Company-owned operating locations and forty strategic operating partner locations across North America, in 2015;

- Copper Logistics, Incorporated ("Copper"), a Minneapolis, Minnesota based privately held company that provides a full range of domestic and international transportation and logistics services across North America, in 2015;

- Lomas Logistics ("Lomas"), a division of L.V. Lomas Limited, a Canada based third-party logistics provider that operates in Ontario and British Columbia, in 2017;

- Dedicated Logistics Technologies, Inc. ("DLT"), a privately held company that has historically operated under the Company's SBA brand in Newark, New Jersey and Los Angeles, California, in 2017;

- Sandifer-Valley Transportation and Logistics, Ltd. ("SVT"), a privately held company providing a full range of domestic and international cross-border services with Mexico, in 2017;

- Alexandria, Virginia based Friedway Enterprises, Inc. ("Friedway") and Pittsburgh, Pennsylvania based CIC2, Inc. ("CIC2"), historically operated the Company's Adcom agency locations, in 2020; and

- Navegate, Inc. and its subsidiaries ("Navegate"), a privately held company based in Minnesota, which provides international technology-enabled supply chain management and third-party transportation and logistics services including its technology platform, in 2021.

- Cascade Enterprises of Minnesota, Inc. ("Cascade"), a privately held company based in Minnesota that has operated as a strategic operating partner under the Company's Airgroup brand since 2007 that provides a full range of domestic and international transportation and logistics services across North America, in 2022.

We expect to grow our business organically and by completing acquisitions of other companies with complementary geographical and logistics service offerings. We will continue to make enhancements to our back-office infrastructure, transportation management, global trade management and accounting systems to support this growth. Our organic growth strategy will continue to focus on strengthening existing and expanding new customer relationships, while continuing our efforts on the organic build-out of our network of strategic operating partner locations. In addition, we will also be working to drive further productivity improvements enabled through our value-added truck brokerage and customs house brokerage service capabilities.

Our acquisition strategy has been designed to take advantage of shifting market dynamics. The third-party logistics industry continues to grow as an increasing number of businesses outsource their logistics functions to more cost effectively manage and extract value from their supply chains. The industry is positioned for further consolidation as it remains highly fragmented, and as customers are demanding the types of sophisticated and broad reaching service offerings that can more effectively be handled by larger more diverse organizations. We believe the highly fragmented composition of the marketplace, the industry participants' need for capital, and their owners' desire for liquidity has and will continue to produce a large number of attractive acquisition candidates. For the most part, our target acquisition candidates are generally smaller than those identified as acquisition targets of larger public companies and have limited ability to conduct their own public offerings or obtain financing that will provide them with capital for liquidity or rapid growth. We believe that many of these "smaller" companies are receptive to our acquisition program as a vehicle for liquidation or growth. We intend to be opportunistic in executing our acquisition strategy with a goal of expanding both our domestic and international capabilities.

Our Operating Strategy

Leverage the People, Process and Technology Available through a Central Platform. A key element of our operating strategy is to maximize our operational efficiencies by integrating general and administrative functions into our back-office operations and reducing or eliminating redundant functions and facilities at acquired companies. This is designed to enable us to quickly realize potential savings and synergies, efficiently control and monitor operations of acquired companies, and allow acquired companies to focus on growing their sales and operations.

<u>Develop and Maintain Strong Customer Relationships</u>. We seek to develop and maintain strong interactive customer relationships by anticipating and focusing on our customers' needs. We emphasize a relationship-oriented approach to business, rather than the transaction or assignment-oriented approach used by many of our competitors. To develop close customer relationships, we and our network of operating partners regularly meet with both existing and prospective customers to help design solutions for, and identify the resources needed to execute, their supply chain strategies. We believe that this relationship-oriented approach results in greater customer satisfaction and reduced business development expense.

Operations

Through our operating locations across North America, we offer domestic and international air and ocean freight forwarding services and freight brokerage services including truckload services, LTL services, and intermodal services, which is the movement of freight in trailers or containers by combination of truck and rail. As a third-party logistics provider, our primary business operations involve arranging the shipment, on behalf of our customers, of materials, products, equipment and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL and UPS, including arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. We also provide other value-added supply chain services, including MM&D, CHB, and GTM, to complement our core transportation service offering.

As a non-asset-based provider, we generally do not own the transportation equipment used to transport the freight. We generally expect to neither own nor operate any material transportation assets and, consequently, arrange for transportation of our customers' shipments via trucking companies, commercial airlines, air cargo carriers, railroads, ocean carriers and other non-asset-based third-party providers. We select the carrier for a shipment based on route, departure time, available cargo capacity and cost. We may charter cargo aircraft and/or ocean vessels from time to time depending upon seasonality, freight volumes and other factors. We generate our gross margin on the difference between what we charge to our customers for the services provided to them, and what we pay to the transportation providers to transport the freight.

We are organized functionally in two geographic operating segments: U.S. and Canada. Our transportation services for both the U.S. and Canada segments can be broadly placed into the categories of freight forwarding and freight brokerage services:

Freight forwarding. As a freight forwarder, we operate as a non-asset-based carrier providing domestic and international air and ocean freight forwarding services. Our freight forwarding operations involve obtaining shipment or material orders from customers, creating and delivering a wide range of logistics solutions to meet customers' specific requirements for transportation and related services, and arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. We arrange for transportation of our customers' shipments via trucking companies, commercial airlines, air cargo carriers, ocean carriers and other asset-based and non-asset-based third-party providers. We select the carrier for a shipment based on route, departure time, available cargo capacity and cost. We charter cargo aircraft from time to time depending upon seasonality, freight volumes and other factors.

Freight brokerage. We also provide significant bi-modal brokerage capabilities providing truckload, LTL and intermodal services throughout the United States and Canada, which is managed through our centralized service centers in Chicago, Illinois and Toronto, Ontario. We offer temperature-controlled, dry van, intermodal drayage, and flatbed services and specialize in the transport of food and beverage, consumer packaged goods and frozen food and refrigerated products.

As a truck broker, we match the customers' needs with carriers' capacity to provide the most effective combination of service and price. We have contracts with a substantial number of carriers allowing us to meet the varied needs of our customers. As part of the truck brokerage services, we negotiate rates, track shipments in transit and handle claims for freight loss and damage on behalf of our customers. For our LTL service, we employ a point-to-point model that we believe serves as a competitive advantage over the traditional hub and spoke LTL model in terms of faster transit times, lower incidence of damage, and reduced fuel consumption.

As an intermodal services company, we arrange for the movement of our customers' freight in containers, trailers and rail boxcars, typically over long distances of at least 750 miles. We contract with railroads to provide transportation for the long-haul portion of the shipment and with local trucking companies, known as "drayage companies," for pickup and delivery. As part of our intermodal services, we negotiate rail and drayage rates, electronically track shipments in transit, consolidate billing and handle claims for freight loss or damage on behalf of our customers.

To complement our core transportation service offerings, we also provide a number of value-added services, including MM&D, CHB, and GTM solutions.

Information Services

The continued enhancement of our information systems and ultimate migration of acquired companies and additional strategic operating partners to a common set of customer-facing and back-office applications is a key component of our growth strategy. We believe that the ability to provide accurate real-time information on the status of shipments as well as enhanced reporting and visibility tools has become increasingly important and that our efforts in this area will result in competitive service advantages. Through our December 2021 acquisition of Navegate we are also now able to offer customers purchase order and vendor management tools that unlock SKU-level visibility from the manufacturing floor in Asia through final delivery here in the U.S through our proprietary global trade management platform which we believe this will allow us to further differentiate ourselves in the marketplace. In addition, we believe that centralizing our operations into a single transportation management system (rating, routing, tender and financial settlement processes) will continue to drive significant productivity improvement across our network.

In our forwarding operations, we use a third-party and proprietary transportation management system (Cargowise, SBA Review) and are migrating operations to SAP TM, which are integrated to our third-party accounting system (SAP ECC). These systems combine to form the foundation of our supply-chain technologies, which provides us with a common set of back-office operating, accounting and customer facing applications. In our brokerage operations, we utilize the TEDS system for transportation management and Megatrans and Revenova for intermodal services, and Profit Tools for drayage services. In our warehousing operations, we use Microsoft's Navision and are migrating to Highjump, which uses SAP for order management services. These systems are connected to Epicor and JD Edwards for accounting and financial reporting. We continue to make gradual progress in migrating these various operating and financial reporting systems to a singular SAP-based platform. We are taking a phased approach to these migrations and currently we continue to transition our freight forwarding services to our new SAP-based transportation management system. Future phases will include the transition of our legacy brokerage transportation management and financial reporting systems to SAP ECC.

Sales and Marketing

We principally market our services through our network of Company-owned and strategic operating partner locations across North America. Each office is staffed with operational employees to provide support for the sales team, develop frequent contact with the customer's traffic department, and maintain customer service. Our current network is predominantly represented by strategic operating partners that rely on us for operating authority, technology, sales and marketing support, access to working capital, our carrier and international partners networks, and collective purchasing power. Through this collaboration, our strategic operating partners have the ability to focus on the operational and sales support aspects of the business without diverting costs or expertise to the structural aspect of their operations, providing our partners with the regional, national and global brand recognition that they would not otherwise be able to achieve by solely serving their local market. We have no customers or strategic operating partners that separately account for more than 5% of our consolidated revenue, although we do have a number of significant customers and strategic operating partner locations with volume and stature, the loss of one or more of which could negatively impact our ability to retain and service our customers.

Competition and Business Conditions

The logistics business is directly impacted by the volume of domestic and international trade. The volume of such trade is influenced by many factors, including economic and political conditions in the United States and abroad, major work stoppages, currency fluctuations, acts of war, terrorism and other armed conflicts, United States and international laws relating to tariffs, trade restrictions, foreign investments, interest rates, inflation, and taxation.

The global transportation and logistics services industry is intensively competitive and is expected to remain so for the foreseeable future. We compete against asset-based and other non-asset-based third-party logistics companies, consultants, information technology vendors and shippers' transportation departments. This competition is based primarily on rates, quality of service (such as damage-free shipments, on-time delivery and consistent transit times), reliable pickup and delivery and scope of operations. Certain of our competitors have substantially greater financial resources than we do. However, we believe the incremental service offerings enabled through our acquisition strategy (e.g., Navegate's global trade management platform) will serve as a catalyst for margin expansion in our existing business and a competitive differentiator in the marketplace to help us secure new customers and attract additional strategic operating partners to our network.

Regulation

Interstate and international transportation of freight is highly regulated. Failure to comply with applicable state and federal regulations, or to maintain required permits or licenses, can result in substantial fines or revocation of operating permits or authorities imposed on both transportation intermediaries and their shipper customers. We cannot give assurance as to the degree or cost of future regulations on our business. Some of the regulations affecting our current and prospective operations are described below.

Air freight forwarding operations are subject to regulation, as an indirect air cargo carrier, under the Federal Aviation Act as enforced by the Federal Aviation Administration of the U.S. Department of Transportation, and the Transportation Security Administration of the Department of Homeland Security. While air freight forwarders are exempted from most of the Federal Aviation Act's requirements by the Economic Aviation Regulations, the industry is subject to ongoing regulatory and legislative developments that can impact the economics of the industry by requiring changes to operating practices or influencing the demand for, and the costs of, providing services to customers.

Surface freight forwarding operations are subject to various state and federal statutes and are regulated by the Federal Motor Carrier Safety Administration of the U.S. Department of Transportation and, to a very limited extent, the Surface Transportation Board. These federal agencies have broad investigatory and regulatory powers, including the power to issue a certificate of authority or license to engage in the business, to approve specified mergers, consolidations and acquisitions, and to regulate the delivery of some types of domestic shipments and operations within particular geographic areas.

The Federal Motor Carrier Safety Administration also has the authority to regulate interstate motor carrier operations, including the regulation of certain rates, charges and accounting systems, to require periodic financial reporting, and to regulate insurance, driver qualifications, operation of motor vehicles, parts and accessories for motor vehicle equipment, hours of service of drivers, inspection, repair, maintenance standards and other safety related matters. The federal laws governing interstate motor carriers have both direct and indirect application to the Company. The breadth and scope of the federal regulations may affect our operations and the motor carriers that are used in the provisioning of the transportation services. In certain locations, state or local permits or registrations may also be required to provide or obtain intrastate motor carrier services.

The Federal Maritime Commission, or FMC, regulates and licenses ocean forwarding operations. Non-vessel operating common carriers are subject to FMC regulation, under the FMC tariff filing and surety bond requirements, and under the Shipping Act of 1984, particularly those terms proscribing rebating practices.

United States customs brokerage operations are subject to the licensing requirements of the Bureau of Customs and Border Protection of the Department of Homeland Security. Likewise, any customs brokerage operations must also be licensed in and subject to the regulations of countries into which freight is imported.

Human Capital

We consider our employees to be the foundation for our growth and continued success. We believe in creating and maintaining a positive work environment for employees. As of June 30, 2022, we have 836 employees, of which 811 are full time. None of these employees are covered by a collective bargaining agreement. We have experienced no work stoppages and consider our relations with our employees to be good. We believe that an equitable and inclusive environment with diverse teams is crucial to our efforts to attract and retain key talent and foster a work culture that reflects our core values.

Available Information

We maintain a website at *www.radiantdelivers.com*. We are not including the information contained on our website as a part of, nor incorporating it by reference into, this Annual Report on Form 10-K. We post on our website, free of charge, documents that we file with or furnish to the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. These reports are also available free of charge on the SEC website at *www.sec.gov*.

ITEM 1A. RISK FACTORS

RISKS PARTICULAR TO OUR BUSINESS

You should carefully consider the risk factors set forth below as well as the other information contained in or incorporated by reference into this Annual Report on Form 10-K before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such a case, you may lose all or part of your investment. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially adversely affect our business, financial condition or results of operations. The future trading price of shares of our common stock will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions.

<u>Risks Related to our Business</u>

The restatement of our previously issued financial statements has been time-consuming and expensive and could expose us to additional risks that could materially adversely affect our financial position, results of operations and cash flows.

As discussed in the Explanatory Note to this Annual Report and in Note 2, Restatement of Previously Issued Consolidated Financial Statements, and Note 20, Quarterly Financial Data (Unaudited and Restated), to the consolidated financial statements included in this Annual Report, we are restating our previously issued financial statements for (i) our audited consolidated financial statements for the year ended June 30, 2021, and (ii) our unaudited consolidated financial statements covering the quarterly reporting periods during fiscal year 2021, consisting of the quarters ended September 30, 2020, December 31, 2020, March 31, 2021; and (iii) our unaudited consolidated financial statements covering the quarterly reporting periods during fiscal year 2022, consisting of September 30, 2021, December 31, 2021, and March 31, 2022. These restatements, and the remediation efforts we have undertaken and are continuing to undertake, have been time-consuming and expensive and could expose us to a number of additional risks that could materially adversely affect our financial position, results of operations and cash flows.

In particular, we have incurred significant expenses, including audit, legal, consulting and other professional fees, in connection with the restatement of our previously issued financial statements and the ongoing remediation of material weaknesses in our internal control over financial reporting. We have implemented and will continue to implement additional processes utilizing existing resources and adding new resources as needed. To the extent these steps are not successful, we could be forced to incur additional time and expense. Our management's attention has also been diverted from the operation of our business in connection with the restatements and ongoing remediation of material weaknesses in our internal controls.

We identified a material weakness in our internal control over financial reporting related to the recording and processing of revenue transactions. Such material weaknesses could materially and adversely affect our operations, financial condition, reputation and stock price.

As discussed in Note 2 of the consolidated financial statements, Management has concluded that the Company's previously issued consolidated financial statements should be restated due to, inadvertently excluding certain in-transit revenues and associated costs from the appropriate periods as required under GAAP. Therefore, the Company misstated gross revenues and associated costs during the Restatement Periods. The restatement related to the Company's material weakness in internal control over financial reporting over the recording of revenue transactions. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual or interim financial statements will not be prevented or detected on a timely basis. The Company completed the restatement, is evaluating, and is working towards the appropriate corrective actions to remediate the material weakness during the fiscal year 2023 to strengthen our internal controls over the recording of revenue transactions.

It is possible that we may discover significant deficiencies or material weaknesses in our internal control over financial reporting in the future. For example, internal control over financial reporting may not achieve their intended objectives. Control processes that involve human diligence and compliance, such as our disclosure controls and procedures and internal control over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures. Controls can also be circumvented by collusion or improper management-override of such controls. Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected, and that information may not be reported on a timely basis.

Any failure to maintain or implement required new or improved controls, or any difficulties we encounter in their implementation, could cause us to fail to meet our periodic reporting obligations, or result in material misstatements in our financial information. If we are unable to effectively remediate and adequately manage our internal control over financial reporting in the future, we may be unable to produce accurate or timely financial information. As a result, we may be unable to meet our ongoing reporting obligations or comply with applicable legal requirements, which could lead to the imposition of sanctions or further investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements could lead investors and others to lose confidence in our financial data and could adversely affect our business and our stock price. Significant deficiencies or material weaknesses in our internal control over financial reporting could also reduce our ability to obtain financing or could increase the cost of available financing.

The delayed filing of our annual report has made us currently ineligible to use a registration statement on Form S-3 to register the offer and sale of securities, which could adversely affect our ability to raise future capital or complete acquisitions.

As a result of the delayed filing of our annual report with the SEC, we will not be eligible to register the offer and sale of our securities using a registration statement on Form S-3 until one year from the date we regain and maintain status as a current filer. Should we wish to register the offer and sale of our securities to the public prior to the time we are eligible to use Form S-3, both our transaction costs and the amount of time required to complete the transaction could increase, making it more difficult to execute any such transaction successfully and potentially harming our financial condition.

We need to maintain and expand our existing strategic operating partner network to increase revenues.

We sell our services through Company-owned locations operating under the Radiant brands and through a network of independently owned strategic operating partners throughout North America operating under the Airgroup, Adcom, DBA, and Service by Air brands. For the years ended June 30, 2022 and 2021, approximately 49% and 53% of our consolidated adjusted gross profit (this is a non-GAAP measure, see further discussion and reconciliation to a GAAP measure in Item 7) was derived through our strategic operating partners. We believe our strategic operating partners will remain a critical component to our success for the foreseeable future. Although the terms of our strategic operating partner agreements vary widely, they generally cover the manner and amount of payments, the services to be performed, the length of the contract, and provide us with certain protections such as strategic operating partner-funded reserves against potential bad debts, indemnification obligations, and in certain instances include a personal guaranty of the independent owner(s) of the strategic operating partners. Certain of our strategic operating partner agreements are for defined terms, while others are subject to "evergreen" terms, or contain automatic renewal provisions or are at-will on a month-to-month basis. Regardless of stated term, in most situations the agreements can be terminated by the strategic operating partner with prior notice. As certain agreements expire, there can be no assurance that we will be able to enter into new agreements that provide for the same terms and economics as those previously agreed upon, if at all. Thus, we are subject to the risk of strategic operating partner terminations and the failure or refusal of certain of our strategic operating partners to renew their existing agreements. This risk is often accentuated upon the acquisition of a new agency-based network. We have a number of customers and strategic operating partner locations with significant volume and stature; however, no single customer or strategic operating partner location represents more than 5% of our consolidated revenue. We cannot be certain that we will be able to maintain and expand our existing strategic operating partner relationships or enter into new strategic operating partner relationships, or that new or renewed strategic operating partner relationships will be available on commercially reasonable terms. If we are unable to maintain and expand our existing strategic operating partner relationships, renew existing strategic operating partner relationships, or enter into new strategic operating partner relationships, we may lose customers, customer introductions and co-marketing benefits, and our operating results may be negatively impacted. We may also be restricted from growing in certain territories or with certain customers, except through our strategic operating partners.

If our strategic operating partners fail to maintain adequate reserves against unpaid customer invoices, or if we are unable to offset against commissions earned and payable by us to our strategic operating partners for unpaid customer invoices, our results of operations and financial condition may be adversely affected.

We derive a substantial portion of our revenue pursuant to agreements with strategic operating partners operating under our various brands. Under these agreements, each individual strategic operating partner is responsible for some or all of the collection of amounts due from customers being serviced by such strategic operating partner. Certain of our strategic operating partners are required to maintain a security deposit with us to be used to fund those customer accounts ultimately not collected by us. We charge each of the strategic operating partners for any accounts receivable aged beyond 90 days. If the strategic operating partner's deposit with us has been depleted, an amount will be owed to us by our strategic operating partner. Based on legacy contracts assumed upon acquisition, some strategic operating partners are not required to maintain a security deposit, however, they are still responsible for deficits and their strategic operating partner agreements provide that we may withhold all or a portion of future commissions payable to the strategic operating partner in satisfaction of any deficit. As of June 30, 2022, approximately $1.7 million was owed to us by our strategic operating partners. To the extent any of these strategic operating partners cease operations or are otherwise unable to replenish these deficit accounts, we would be at risk of loss for any such amount. We include such amounts in the allowance for doubtful accounts when it is probable the amounts owed will not be collected.

Failure to comply with obligations as an "indirect air carrier" could result in penalties and fines and limit our ability to ship freight.

We are regulated, among other things, as "indirect air carriers" by the Transportation Security Administration of the Department of Homeland Security. These agencies provide requirements, guidance and, in some cases, administer licensing requirements and processes applicable to the freight forwarding industry. We monitor our compliance and the compliance of our subsidiaries with such agency requirements. We rely on our strategic operating partners to monitor their own compliance, except when we are notified of a violation, when we may become involved. Failure to comply with these requirements, policies and procedures could result in penalties and fines. To date, a limited number of our strategic operating partners have been out of compliance with the "indirect air carrier" regulations, resulting in fines to us, which we attempt to collect from the strategic operating partners. There is no assurance that additional violations will not take place, which could result in penalties or fines or, in the extreme case, limits on our ability to ship freight.

Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate information technology systems.

We rely heavily on our information technology systems to efficiently run our business, and they are a key component of our growth strategy. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our technology platform in response to these trends, which may lead to significant ongoing software development or licensing costs. We may be unable to accurately determine the needs of our customers and strategic operating partners and the trends in the transportation services industry, or to design or license and implement the appropriate features and functionality of our technology platform in a timely and cost-effective manner, which could result in decreased demand for our services and a corresponding decrease in our revenues. Despite testing, external and internal risks, such as malware, insecure coding, "Acts of God," data leakage and human error pose a direct threat to our information technology systems and operations. We have been and may in the future be subject to cybersecurity attacks and other intentional hacking. For example, as previously disclosed, on December 8, 2021, we detected a ransomware incident impacting certain of our operational and information technology systems. While our systems recovery efforts are complete, and our operations are fully functional, the incident did result in a loss of revenue as well as certain incremental costs and we have yet to determine the extent to which our insurance may cover such costs. In addition, following an extensive forensic investigation by a full team of cybersecurity experts, we confirmed that some data extraction related to the Company's customers and employees occurred from the Company's servers before the Company took its systems offline. We notified law enforcement, provided notice to customers apprising them of the situation and are providing any notices that may be required by applicable law related to potential Personal Identifiable Information (PII data) exposure. Any failure to identify and address such defects or errors or prevent or remediate a cyber-attack could result in corruption or loss of our data, service interruptions, operational difficulties, loss of revenues or market share, liability to customers or others, diversion of resources, injury to our reputation and increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to resulting claims or liability could similarly involve substantial cost. We must maintain and enhance the reliability and speed of our information technology systems to remain competitive and effectively handle higher volumes of freight through our network and the various service modes we offer. If our information technology systems are unable to manage additional volume for our operations as our business grows, or if such systems are not suited to manage the various service modes we offer or businesses we acquire, our service levels and operating efficiency could decline. We expect customers and strategic operating partners to continue to demand more sophisticated, fully integrated information systems from their supply chain services providers. If we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems or if we fail to upgrade our systems to meet our customers' and strategic operating partners' demands, our business and results of operations could be seriously harmed. This could result in a loss of customers or a decline in the volume of freight we receive from customers.

In addition, acquired companies will need to be integrated with our information technology systems, which may cause additional training or licensing cost, along with potential delays and disruption. In such event, our revenue, financial results and ability to operate profitably could be negatively impacted. The challenges associated with integration of our acquisitions may increase these risks.

Our management information and financial reporting systems are spread across diverse platforms and geographies.

The growth of our business through acquisitions has resulted in our reliance on the accounting, business information, and other computer systems of these acquired entities to capture and transmit information concerning customer orders, carrier payment, payroll, and other critical business data. We continue to make progress towards migrating our various legacy operating and accounting systems to a new singular SAP-based system. As long as an acquired business remains on another information technology system, we face additional manual calculations, training costs, delays, and an increased possibility of inaccuracies in the data we use to manage our business and report our financial results. Any delay in compiling, assessing, and reporting information could adversely impact our business, our ability to timely react to changes in volumes, prices, or other trends, or to take actions to comply with financial covenants, all of which could negatively impact our stock price.

We depend on third-party carriers to transport our customers' cargo.

We rely on commercial airfreight carriers and air charter operators, ocean freight carriers, trucking companies, major U.S. railroads, other transportation companies, draymen and longshoremen for the movement of our customers' cargo. Consequently, our ability to provide services for our customers could be adversely impacted by, among other things: shortages in available cargo capacity; changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service, increases in the cost of fuel, taxes and labor, changes in the financial stability or operating capabilities of carriers, and other factors not within our control. Reductions in airfreight or ocean freight capacity could negatively impact our yields. Material interruptions in service or stoppages in transportation, whether caused by supply chain irregularities, strike, work stoppage, lock-out, slowdown, other supply chain issues or otherwise, could adversely impact our business, results of operations and financial condition.

In addition, any determination that our third-party carriers have violated laws and regulations could seriously damage our reputation and brands, resulting in diminished revenue and profit and increased operating costs.

Our profitability depends on our ability to effectively manage our cost structure as we grow the business.

We have increased, and intend to further increase, our revenue through organic growth, adding strategic operating partners, and acquisitions. We believe that certain of our costs, such as those related to information technology, physical locations, senior management, and sales and general operations, and excluding non-cash amortization, should grow more slowly than our adjusted gross profit, which would lead to improved cash flow margins over time. Historically, our cash flow margins have fluctuated, and have not always improved as we have grown. To the extent we fail to manage our costs, including purchased transportation, strategic operating partner commissions, personnel expenses, and sales and general expenses, our profitability may not improve or may decrease. This could adversely impact our business, results of operation, financial condition, and the trading price of our common stock.

Economic recessions and other factors that reduce freight volumes could have a material adverse impact on our business.

The transportation industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations, inflation pressures, and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks that may have a material impact on our operating results and cause us to not reach our long-term growth goals, and which may include the following:

- a reduction in overall freight volumes in the marketplace reduces our opportunities for growth. In addition, if a downturn in our customers' business cycles causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected;

- some of our customers may face economic difficulties and may not be able to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase;

- a significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers; and

- we may not be able to appropriately adjust our expenses to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs. In addition, we have other primarily variable expenses that are fixed for a period of time, and we may not be able to adequately adjust them in a period of rapid change in market demand.

COVID-19 or other health crises may adversely affect our business.

The COVID-19 pandemic continues to impact our business operations and financial results. Although the effects have lessened over time, there is uncertainty in the nature and degree of its continued effects over time with new strains frequently being discovered and additional booster shots being recommended. As the world continues to respond to COVID-19, we continue to follow guidelines ensuring the safety of our employees, while striving to protect the health and well-being of the communities in which we operate.

The extent to which the COVID-19 pandemic impacts us will depend on numerous evolving factors and future developments that we are not able to predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumers, business, and government spending as well as customers' ability to pay for our services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including receivables and forward-looking guidance.

Our business is subject to seasonal trends.

Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first and fourth fiscal quarters are traditionally weaker compared with our second and third fiscal quarters. As a result, our quarterly operating results are likely to continue to fluctuate. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, climate, economic conditions, inflationary pressure, and numerous other factors. A substantial portion of our revenue is derived from customers in industries whose shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

Our operating results have fluctuated in the past and likely will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control including inflationary pressures and supply chain disruptions. A substantial portion of our revenue is derived from customers in industries whose shipping patterns are tied closely to economic trends, such as inflation and supply chain irregularities during the fiscal year ended June 30, 2022, and consumer demand that can be difficult to predict or are based on just-in-time production schedules. Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance. Additionally, the timing of acquisitions, as well as the revenue and expenses of the acquired operations, the transaction expenses, amortization of intangible assets, and interest expense associated with acquisitions can make our operating results from period to period difficult to compare. Accordingly, there can be no assurance that our historical operating patterns will continue in future periods or that comparisons to prior periods will be meaningful.

Higher carrier prices may result in decreased adjusted gross profit.

Carriers can be expected to charge higher prices if market conditions warrant, including increased costs of fuel, labor shortages, increased shipping times due to supply chain disruptions in order to cover higher operating expenses such as increased shipping times, labor rates, and rising gas prices. Our adjusted gross profit and income from operations may decrease if we are unable to increase our pricing to our customers. Increased demand for truckload services and pending changes in regulations may reduce available capacity and increase carrier pricing.

We face intense competition in the freight forwarding, freight brokerage, logistics and supply chain management industry.

The freight forwarding, freight brokerage, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. Customers increasingly are turning to competitive bidding processes, in which they solicit bids from a number of competitors, including competitors that are larger than us. Increased competition may lead to revenue reductions, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following:

- competition with other transportation services companies, some of which have a broader coverage network, a wider range of services, more fully developed information technology systems and greater capital resources than we do;

- reduction by our competitors of their rates to gain business, especially during times of declining growth rates in the economy, which reductions may limit our ability to maintain or increase rates, maintain our operating margins or maintain significant growth in our business;

- shift in the business of shippers to asset-based trucking companies that also offer brokerage services in order to secure access to those companies' trucking capacity, particularly in times of tight industry-wide capacity;

- solicitation by shippers of bids from multiple transportation providers for their shipping needs and the resulting depression of freight rates or loss of business to competitors; and

- establishment by our competitors of cooperative relationships to increase their ability to address shipper needs.

Our industry is consolidating and if we cannot gain sufficient market presence, we may not be able to compete successfully against larger companies in our industry.

There currently is a trend within our industry towards consolidation of the niche players into larger companies that are attempting to increase global operations through the acquisition of regional and local freight forwarders, brokers, and other freight logistics providers. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry.

If we are not able to limit our liability for customers' claims for loss or damage to their goods through contract terms and limit our exposure through the purchase of insurance, we could be required to pay large amounts to our customers as compensation for their claims and our results of operations could be materially adversely affected.

In our freight forwarding operations, we have liability under law to our customers for loss or damage to their goods. We attempt to limit our exposure through release limits, indemnification by the air, ocean, and ground carriers that transport the freight, and insurance. Moreover, because a freight forwarder relationship to an airline or ocean carrier is that of a shipper to a carrier, the airline or ocean carrier generally assumes the same responsibility to us as we assume to our customers. When we act in the capacity of an authorized agent for an air or ocean carrier, the carrier, rather than us, assumes liability for the safe delivery of the customer's cargo to its ultimate destination, unless due to our own errors and omissions. However, these efforts may prove unsuccessful, and we may be liable for loss and damage to the goods.

In addition to legal liability, from time-to-time customers exert economic pressure when the underlying carrier fails to cover the costs of loss or damage. We have, from time to time, made payments to our customers for claims related to our services and may make such payments in the future. Should we experience an increase in the number or size of such claims or an increase in liability pursuant to claims or unfavorable resolutions of claims, our results could be adversely affected.

There can be no assurance that our insurance coverage will provide us with adequate coverage for such claims or that the maximum amounts for which we are liable in connection with our services will not change in the future or exceed our insurance levels. As with every insurance policy, there are limits, exclusions and deductibles that apply, and we could be subject to claims for which insurance coverage may be inadequate or even disputed and such claims could adversely impact our financial condition and results of operations. In addition, continued increases in the cost of insurance costs impact our profitability.

We may be subject to claims arising from transportation of freight by the carriers with which we contract.

We use the services of thousands of transportation companies in connection with our transportation operations. From time to time, the drivers employed and engaged by the carriers we contract with are involved in accidents, which may result in death or serious personal injuries. The resulting types and/or amounts of damages may be excluded from or exceed the amount of insurance coverage maintained by the contracted carrier. Although these drivers are not our employees and all of these drivers are employees, owner-operators, or independent contractors working for carriers, from time to time, claims may be asserted against us for their actions, or for our actions in retaining them. Claims against us may exceed the amount of our insurance coverage or may not be covered by insurance at all. A material increase in the frequency or severity of accidents, liability claims or workers' compensation claims, or unfavorable resolutions of claims could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability. Our involvement in the transportation of certain goods, including but not limited to hazardous materials, could also increase our exposure in the event one of our contracted carriers is involved in an accident resulting in injuries or contamination.

We are subject to various claims and lawsuits that could result in significant expenditures.

Our business exposes us to claims and litigation related to damage to cargo, labor and employment practices (including wage-and-hour, employment classification of independent contractor drivers, sales representatives, brokerage agents and other individuals, and other federal and state claims), personal injury, property damage, business practices, environmental liability and other matters. We carry insurance to cover most exposures, subject to specific coverage exceptions, aggregate limits, and self-insured retentions that we negotiate from time to time. However, not all claims are covered, and there can be no assurance that our coverage limits will be adequate to cover all amounts in dispute. To the extent we experience claims that are uninsured, exceed our coverage limits, or involve significant aggregate use of our self-insured retention amounts, the expenses could have a material adverse effect on our business, results of operations, financial condition or cash flows, particularly in the quarter in which the amounts are accrued. In addition, in the future, we may be subject to higher insurance premiums or increase our self-insured retention amounts, which could increase our overall costs or the volatility of claims expense.

Our failure to comply with, or the costs of complying with, government regulation could negatively affect our results of operation.

Our business is subject to evolving, complex and increasing regulation by national and international sources. Regulatory changes could affect the economics of our industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers. Future regulation and our failure to comply with any applicable regulations could have a material adverse effect on our business.

The motor carriers we contract with are subject to increasingly restrictive laws protecting the environment, including those relating to climate change, which could directly or indirectly have a material adverse effect on our business.

Future and existing environmental regulatory requirements could adversely affect operations and increase operating expenses, which in turn could increase our purchased transportation costs. If we are unable to pass such costs along to our customers, our business could be materially and adversely affected. Even without any new legislation or regulation, increased public concern regarding greenhouse gases emitted by transportation carriers could harm the reputations of companies operating in the transportation logistics industries and shift consumer demand toward more locally sourced products and away from our services.

If we are unable to maintain our brand images and corporate reputation, our business may suffer.

Our success depends in part on our ability to maintain the image of the Radiant, Airgroup, Adcom, DBA, Service by Air, and Navegate brands and our reputation for providing excellent service to our customers. Service quality issues, actual or perceived, even when false or unfounded, could tarnish the image of our brand and may cause customers to use other freight-forwarding companies. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our business, financial position and results of operations, and could require additional resources to rebuild our reputation and restore the value of our brands.

Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.

We use both internally developed and purchased technology in conducting our business. Whether internally developed or purchased, it is possible that the user of these technologies could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third-party for the infringement of intellectual property rights, any settlement or adverse judgment against us either in the form of increased costs of licensing or a cease and desist order in using the technology could have an adverse effect on us and our results of operations.

We also rely on a combination of intellectual property rights, including copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to establish and protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third-parties or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Given our international operations, we seek to register our trademarks and other intellectual property domestically and internationally. The laws of certain foreign countries may not protect trademarks to the same extent as do the laws of the United States. Efforts to enforce our intellectual property rights may be time consuming and costly, distract management's attention and resources and ultimately be unsuccessful. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities.

Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

We may not successfully manage our growth.

We intend to grow rapidly and substantially, including by expanding our internal resources, by making acquisitions and entering into new markets. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets and change in revenue and business models.

Our growth will place a significant strain on our management, operational and financial resources. We will need to continually improve existing procedures and controls as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs will increase substantially as our operations grow. Failure to manage growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows, stock price and financial condition.

Our loans and credit facilities contain financial covenants that may limit current availability and impose ongoing operational limitations and risk of compliance.

We currently maintain (i) a USD$200 million revolving credit facility (the "Revolving Credit Facility") with Bank of America, N.A. and BMO Capital Markets Corp. as joint book runners and joint lead arrangers, Bank of America, N.A. as Administrative Agent, Swingline Lender and Letter of Credit Issuer, Bank of Montreal as syndication agent, KeyBank National Association and MUFG Union Bank, N.A. as co-documentation agents and Bank of America, N. A., Bank of Montreal, KeyBank National Association, MFUG Union Bank, N.A. and Washington Federal Bank, National Association as lenders (such named lenders are collectively referred to herein as "Lenders"), pursuant to a Credit Agreement dated as of August 5, 2022, (ii) a CAD$29 million senior secured Canadian term loan from Fiera Private Debt Fund IV LP ("FPD IV" formerly, Integrated Private Debt Fund IV LP) pursuant to a CAD$29,000,000 Credit Facilities Amended and Restated Loan Agreement (the "FPD IV Loan Agreement"), and (iii) a CAD$10 million senior secured Canadian term loan from Fiera Private Debt Fund V LP ("FPD V" formerly, Integrated Private Debt Fund V LP) pursuant to a CAD$10,000,000 Credit Facilities Amended and Restated Loan Agreement (the "FPD V Loan Agreement" and, together with the FPD IV Loan Agreement, the "FPD Loan Agreements"). Repayment of the foregoing credit facilities is secured by our assets and the assets of our subsidiaries, including, without limitation, all of the capital stock of our subsidiaries.

The Credit Facility includes a $75 million accordion feature to support future acquisition opportunities. For general borrowings under the Revolving Credit Facility, the Company is subject to the maximum consolidated leverage ratio of 3.00 and minimum consolidated interest coverage ratio of 3.0. Additional minimum availability requirements and financial covenants apply in the event the Company seeks to use advances under the Revolving Credit Facility to pursue acquisitions or repurchase its common stock.

Our compliance with the financial covenants of our credit facilities is particularly important given the materiality of such facilities to our day-to-day operations and overall acquisition strategy. If we fail to comply with these covenants and are unable to secure a waiver or other relief, our financial condition would be materially weakened and our ability to fund day-to-day operations would be materially and adversely affected. Accordingly, we employ EBITDA and adjusted EBITDA as management tools to measure our historical financial performance and as a benchmark for future financial flexibility.

We may operate with a significant amount of indebtedness, which is secured by substantially all of our assets and subject to variable interest rates and restrictive covenants.

Substantial indebtedness could have adverse consequences, such as:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness with our lenders, which could reduce the availability of our cash flow to fund future operating capital, capital expenditures, acquisitions and other general corporate purposes;

- expose us to the risk of increased interest rates, as a substantial portion of our borrowings are at variable rates of interest;

- require us to sell assets to reduce indebtedness or influence our decisions about whether to do so;

- increase our vulnerability to general adverse economic and industry conditions;

- limit our flexibility in planning for, or reacting to, changes in our business and our industry;

- restrict us from making strategic acquisitions, buying assets or pursuing business opportunities; and

- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

In addition, violating covenants in these agreements could have a material adverse effect on our business, financial condition and results of operations. Consequences if the violations are not cured or waived could include substantially increasing our cost of borrowing, restricting our future operations, termination of our lenders' commitments to supply us with further funds, cross defaults to other obligations, or acceleration of our obligations. If some or all of our obligations are accelerated, we may not be able to fully repay them.

Dependence on key personnel.

For the foreseeable future, our success will depend largely on the continued services of our Founder, Chairman and Chief Executive Officer, Bohn H. Crain, as well as certain of our other key executives and executives of our acquired businesses because of their collective industry knowledge, marketing skills and relationships with vendors, customers and strategic operating partners. Our ability to appropriately staff and retain employees is important to our variable cost model. Should any of these individuals leave us, we could have difficulty replacing them with qualified individuals and it could have a material adverse effect on our future results of operations.

Our results of operations could vary as a result of the methods, estimates, and judgments that we use in applying our accounting policies.

The methods, estimates, and judgments that we use in applying our accounting policies have a significant impact on our results of operations (see "Critical Accounting Estimates" in Part II, Item 7 of this report). Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties, and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. Changes in those methods, estimates, and judgments could significantly affect our results of operations.

Terrorist attacks and other acts of violence, anti-terrorism measures or war may affect our operations and our profitability.

As a result of the potential for terrorist attacks, federal, state and municipal authorities have implemented and continue to follow various security measures, including checkpoints and travel restrictions on large trucks. Such measures may reduce the productivity of our independent contractors and transportation providers or increase the costs associated with their operations, which we could be forced to bear. For example, security measures imposed at bridges, tunnels, border crossings and other points on key trucking routes may cause delays and increase the non-driving time of our independent contractors and transportation providers, which could have an adverse effect on our results of operations. We also have higher costs due to mandated security screening of air cargo traveling on passenger airlines and ocean freight. War, risk of war, or a terrorist attack also may have an adverse effect on the economy. A decline in economic activity could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war also could impact our ability to raise capital. In addition, the insurance premiums charged for some or all of the coverage currently maintained by us could increase dramatically or such coverage could be unavailable in the future.

We intend to continue growing our international operations and will become increasingly subject to variations in the international trade market.

We provide services to customers engaged in international commerce and intend to grow our international business in the coming years. For the years ended June 30, 2022 and 2021, international transportation revenue accounted for 43% and 35% of our adjusted gross profit, respectively. International transportation revenue is defined as any shipment with an initiation or destination point outside of the United States. All factors that affect international trade have the potential to expand or contract our international business and impact our operating results. For example, international trade is influenced by, among other things:

- currency exchange rates and currency control regulations;

- interest rate fluctuations;

- changes in governmental policies, such as taxation, quota restrictions, tariffs, other forms of trade barriers and/or restrictions and trade accords;

- changes in and application of international and domestic customs, trade and security regulations;

- wars, strikes, civil unrest, acts of terrorism, and other conflicts, such as the conflict that has led to the imposition of economic sanctions by the United States and the European Union against Russia;

- natural disasters and pandemics;

- changes in consumer attitudes regarding goods made in countries other than their own;

- changes in availability of credit;

- economic conditions in other countries and regions;

- changes in supply chain design including those resulting from near shoring, widening and deepening of canals, and port congestion or disruption;

- changes in the price and readily available quantities of oil and other petroleum-related products; and

- increased global concerns regarding environmental sustainability.

If any of the foregoing factors have a negative effect on the international trade market, we could suffer a decrease in our international business, which could have a material adverse effect on our results of operations and financial condition.

In connection with our international business, we are subject to certain foreign regulatory requirements, and any failure to comply with these requirements could be detrimental to our business.

We provide services in parts of the world where common business practices could constitute violations of the anticorruption laws, rules, regulations and decrees of the United States, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and of all other countries in which we conduct business; as well as trade control laws, or laws, regulations and Executive Orders imposing embargoes and sanctions; and anti-boycott laws and regulations. Compliance with these laws, rules, regulations and decrees is dependent on our employees, subcontractors, consultants, agents, third-party brokers and customers, whose individual actions could violate these laws, rules, regulations and decrees. Failure to comply could result in substantial penalties, damages to our reputation and restrictions on our ability to conduct business. In addition, any investigation or litigation related to such violations may require significant management time and could cause us to incur extensive legal and related costs, all of which may have a material adverse effect on our results of operations and operating cash flows.

International operations expose us to currency exchange risk, and we cannot predict the effect of future exchange rate fluctuations on our business and operating results.

We generate a significant portion of revenues from our international operations, including a substantial amount in Canada. For the years ended June 30, 2022 and 2021, international transportation revenue accounted for 43% and 35% of our adjusted gross profit, respectively. Our international operations are sensitive to currency exchange risks. We have currency exposure arising from both sales and purchases denominated in foreign currencies, as well as intercompany transactions. Significant changes in exchange rates between foreign currencies in which we transact business and the U.S. dollar may adversely affect our results of operations and financial condition. Historically, we have not entered into any hedging activities, and, to the extent that we continue not to do so in the future, we may be vulnerable to the effects of currency exchange-rate fluctuations.

In addition, our international operations also expose us to currency fluctuations as we translate the financial statements of our foreign operations to the U.S. dollar. There can be no guarantee that the effect of currency fluctuations will not be material in the future.

We identified a material weakness in our internal control over financial reporting related to recording and processing of revenue transactions. Ineffective internal controls could impact our business and operating results as well as our public reporting and stock price.

We have grown rapidly and face additional challenges of disparate systems and geographically dispersed management. Our internal controls over financial reporting and disclosure are strained at times due to COVID-19, acquisitions, and other corporate development activities.

Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Effective internal controls are necessary for us to provide reliable and accurate financial statements and to effectively prevent fraud. As further described in Part II Item 9A "Controls and Procedures" of this Annual Report, management has concluded that our disclosure controls and procedures were not effective as of June 30, 2022 because of material weaknesses in internal control over financial reporting related to: our controls with respect to the recording and processing of revenue as currently designed lack the level of precision necessary to ensure the completeness and accuracy of revenue. We are currently working on the remediation of this material weaknesses.

We cannot be certain that we will be able to prevent future significant deficiencies or material weaknesses. Any remediation efforts additionally may require us to incur unanticipated costs for various professional fees and services. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed, and we could fail to meet our financial reporting obligations. Material inaccuracies in our financial statements would decrease the reliability of our financial reporting, which could adversely affect our business and reduce our stock price.

We may be adversely affected by the physical effects of climate change as well as legal, regulatory, or market responses to climate change concerns.

Risks associated with climate change are subject to increasing societal, regulatory and political focus. Shifts in weather patterns caused by climate change may lead to an increase in the frequency, severity or duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, earthquakes, wildfires, droughts, extreme temperatures or flooding, which could cause more significant business interruptions, increased costs, increased liabilities, and decreased revenue than what we have experienced in the past from such events. In addition, increased public and political concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change and greenhouse gas emissions such as carbon dioxide, a by-product of burning fossil fuels, which could include the adoption of more stringent environmental laws and regulations or stricter enforcement of existing laws and regulations. There is also a focus from regulators and our customers on sustainability issues. This focus may result in new legislation or customer requirements. Costs associated with future climate change concerns or environmental laws and regulations and sustainability requirements could have a material adverse effect on our operations and operating results.

Risks Related to our Acquisition Strategy

There is a scarcity of and competition for acquisition opportunities.

There are a limited number of operating companies available for acquisition that we deem to be desirable targets. In addition, there is a very high level of competition among companies seeking to acquire these operating companies. We are and will continue to be a very minor participant in the business of seeking acquisitions of these types of companies. A large number of established and well-financed entities are active in acquiring interests in companies that we may find to be desirable acquisition candidates. Many of these entities have significantly greater financial resources, technical expertise and managerial capabilities than us. Consequently, we will be at a competitive disadvantage in negotiating and executing possible acquisitions of these businesses. Even if we are able to successfully compete with these entities, this competition may affect the terms of completed transactions and, as a result, we may pay more or receive less favorable terms than we expected for potential acquisitions. We may not be able to identify operating companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to complete an acquisition of such a company for many reasons, including:

- failure to agree on the terms necessary for a transaction, such as the purchase price;

- incompatibility between our operational strategies or management philosophies with those of the potential acquiree;

- competition from other acquirers of operating companies;

- lack of sufficient capital to acquire a profitable logistics company;

- unwillingness of a potential acquiree to agree to subordinate any future payment of earn-outs or promissory notes to the payments due to our lenders; and

- unwillingness of a potential acquiree to work with our management.

Risks related to acquisition financing.

We have a limited amount of financial resources and our ability to make additional acquisitions without securing additional financing from outside sources is limited. In order to continue to pursue our acquisition strategy, we may be required to obtain additional financing. We may obtain such financing through a combination of traditional debt financing or the placement of debt and equity securities. We may finance some portion of our future acquisitions by either issuing equity or by using shares of our common stock for all or a portion of the purchase price for such businesses. In the event that our common stock does not attain or maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept our common stock as part of the purchase price for the sale of their businesses, we may be required to use more of our cash resources, if available, in order to maintain our acquisition program. If we do not have sufficient cash resources, we will not be able to complete acquisitions and our growth could be limited unless we are able to obtain additional capital through debt or equity financings. The terms of our credit facility require that we obtain the consent of our lenders prior to securing additional debt financing. There could be circumstances in which our ability to obtain additional debt financing could be constrained if we are unable to secure such consent.

On May 9, 2022, we announced that the Securities and Exchange Commission (SEC) had declared effective our $150 million universal shelf registration statement on Form S-3, which provided us with the continued financial flexibility to access capital. Our ability to raise capital under the Form S-3 depends upon several circumstances including staying up to date with our filing of audited financial statements, our financial and operating performance, and the capital market's receptiveness to our potential offerings. As a result of the need for restatement of certain prior periods as discussed in the Explanatory Note to this Annual Report on Form 10-K, the Company failed to timely file its fiscal 2022 Annual Report on Form 10-K and fiscal 2023 first quarter and second quarter Quarterly Reports on Form 10-Qs within the SEC's permitted extension periods and will be unable to access its universal shelf registration statement on Form S-3 until it timely files its SEC reports for at least one year.

Our credit facilities place certain limits on the acquisitions we may make.

Under the terms of our credit facilities, we may be required to obtain the consent of each of our lenders prior to making any additional acquisitions.

We are permitted to make additional acquisitions without the consent of the lenders only if certain conditions are satisfied. These conditions include the following: (i) no default shall have occurred or would result from such acquisition, (ii) the property acquired is used or useful in the same or a similar line of business as Radiant's, (iii) in the case of an acquisition of the equity interests, the board of directors of the target business shall have duly approved such Acquisition, (iv) we shall be in compliance with the financial covenants after giving effect to such acquisition and the consolidated leverage ratio shall be less than 3.25 to 1.00 for acquisitions valued above $25 million and 2.75 to 1.00 for any other acquisitions, (v) the representations and warranties made by Radiant in each loan document shall be true and correct, (vi) if such transaction involves the purchase of an interest in a partnership between Radiant as a general partner and entities unaffiliated with the borrower as the other partners, such transaction shall be effected by having such equity interest acquired by a corporate holding company directly or indirectly wholly owned by Radiant newly formed for the sole purpose of effecting such transaction, and (vii) immediately after giving effect to such acquisition, there shall be at least $25 million of availability under the Revolving Credit Facility.

In the event we are not able to satisfy the conditions of our credit facilities in connection with a proposed acquisition, we must either forego the acquisition, obtain the consent of the lenders, or retire the credit facility. This may prevent us from completing acquisitions that we determine are desirable from a business perspective and limit or slow our ability to achieve the critical mass we need to achieve our strategic objectives.

To the extent we make any material acquisitions, our earnings will be adversely affected by non-cash charges relating to the amortization of intangible assets, which may cause our stock price to decline.

Under applicable accounting standards, purchasers are required to allocate the total consideration paid in a business combination to the identified acquired assets and liabilities based on their fair values at the time of acquisition. The excess of the consideration paid to acquire a business over the fair value of the identifiable tangible assets acquired must be allocated among identifiable intangible assets including goodwill. The amount allocated to goodwill is not subject to amortization. However, it is tested at least annually for impairment. The amount allocated to identifiable intangible assets, such as customer relationships and the like, is amortized over the life of these intangible assets. We expect that this will subject us to periodic charges against our earnings to the extent of the amortization incurred for that period. Because our business strategy focuses, in part, on growth through acquisitions, our future earnings will be subject to greater non-cash amortization charges than a company whose earnings are derived solely from organic growth. As a result, we will experience an increase in non-cash charges related to the amortization of intangible assets acquired in our acquisitions. Our financial statements will show that our intangible assets are diminishing in value, even if the acquired businesses are increasing (or not diminishing) in value. Because of this discrepancy, we believe our EBITDA, a measure of financial performance that does not conform to GAAP, provides a meaningful measure of our financial performance. However, the investment community generally measures a public company's performance by its net income. Further, the financial covenants of our credit facility adjust EBITDA to exclude costs related to share-based compensation and other non-cash charges. Thus, we believe that EBITDA and adjusted EBITDA provide a meaningful measure of our financial performance. If the investment community elects to place more emphasis on net income, the future price of our common stock could be adversely affected.

We are not obligated to follow any particular criteria or standards for identifying acquisition candidates.

Other than as required under the credit facility, we are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for potential acquisitions or business combinations. We will determine the purchase price and other terms and conditions of acquisitions. Our stockholders will not have the opportunity to evaluate the relevant economic, financial and other information that our management team will use and consider in deciding whether or not to enter into a particular transaction.

We may be required to incur a significant amount of indebtedness in order to successfully implement our acquisition strategy.

Subject to the restrictions contained under our current credit facilities, we may be required to incur a significant amount of indebtedness in order to complete future acquisitions. If we are not able to generate sufficient cash flow from the operations of acquired businesses to make scheduled payments of principal and interest on the indebtedness, then we will be required to use our capital for such payments. This will restrict our ability to make additional acquisitions. We may also be forced to sell an acquired business in order to satisfy indebtedness. We cannot be certain that we will be able to operate profitably once we incur this indebtedness or that we will be able to generate a sufficient amount of proceeds from the ultimate disposition of such acquired businesses to repay the indebtedness incurred to make these acquisitions.

We may experience difficulties in integrating the operations, personnel and assets of acquired businesses that may disrupt our business, dilute stockholder value and adversely affect our operating results.

A core component of our business plan is to acquire businesses and assets in the transportation and logistics industry. There can be no assurance that we will be able to identify, acquire or profitably manage businesses or successfully integrate acquired businesses into the Company without substantial costs, delays or other operational or financial problems. Such acquisitions also involve numerous operational risks, including:

- difficulties in integrating operations, technologies, services and personnel;

- the diversion of financial and management resources from existing operations;

- the risk of entering new markets;

- the potential loss of existing or acquired strategic operating partners following an acquisition;

- the potential loss of key employees following an acquisition and the associated risk of competitive efforts from such departed personnel;

- possible legal disputes with the acquired company following an acquisition; and

- the inability to generate sufficient revenue to offset acquisition or investment costs.

As a result, if we fail to properly evaluate and execute any acquisitions or investments, our business and prospects may be seriously harmed.

In certain acquisitions, we may recognize non-cash gains or losses on changes in fair value of contingent consideration. We include contingent consideration based on future financial performance as a portion of the purchase price of certain acquisitions. To the extent that an acquired operation underperforms relative to anticipated earnings levels, we are able to set-off certain levels of future unpaid purchase price for such acquired operations. This will result in the recognition of a non-cash gain on the change in fair value of contingent consideration. In the alternative, to the extent an acquired operation outperforms anticipated earnings levels, we will recognize a non-cash expense on the change in fair value of contingent consideration. These non-cash gains and expenses may have a material impact on our financial results, and the impact could be opposite to the underlying results of the acquired operation.

Not every acquisition is structured utilizing contingent consideration. Our 2015 acquisitions of Radiant Canada and Service by Air, our 2017 acquisition of Lomas, and our 2022 acquisition of Navegate were structured without using contingent consideration. We will be unable to reduce the purchase price of these entities if they underperform relative to anticipated earnings levels.

Claims against us or other liabilities we incur relating to any acquisition or business combination may necessitate our seeking claims against the seller for which the seller may not indemnify us or that may exceed the seller's indemnification obligations.

There may be liabilities we assume in any acquisition or business combination that we did not discover or underestimated in the course of performing our due diligence investigation. A seller will normally have indemnification obligations to us under an acquisition or merger agreement, but these obligations will be subject to financial limitations, such as general deductibles and a cap, as well as time limitations. There can be no assurance that our right to indemnification from any seller will be enforceable, collectible or sufficient in amount, scope or duration to fully offset the amount of any undiscovered or underestimated liabilities. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, results of operations or financial condition.

We may face competition from parties who sell us their businesses and from professionals who cease working for us.

In connection with our acquisitions, we generally obtain non-solicitation agreements from the professionals we hire, as well as non-competition agreements from senior managers and professionals. The agreements prohibit such individuals from competing with us during the term of their employment and for a fixed period afterwards and seeking to solicit our employees or clients. In some cases, but not all, we may obtain non-competition or non-solicitation agreements from parties who sell us their business or assets. Certain activities may be carved out of or otherwise may not be prohibited by these arrangements. We cannot assure that one or more of the parties from whom we acquire assets or a business or who do not join us or leave our employment will not compete with us or solicit our employees or clients in the future. Even if ultimately resolved in our favor, any litigation associated with the non-competition or non-solicitation agreements could be time consuming, costly and distract management's focus from locating suitable acquisition candidates and operating our business. Moreover, states and foreign jurisdictions may interpret restrictions on competition narrowly and in favor of employees.

Therefore, certain restrictions on competition or solicitation may be unenforceable. In addition, we may not pursue legal remedies if we determine that preserving cooperation and a professional relationship with the former employee or his clients, or other concerns, outweigh the benefits of any possible legal recourse or the likelihood of success does not justify the costs of pursuing a legal remedy. Such persons, because they have worked for us or a business that we acquire, may be able to compete more effectively with us, or be more successful in soliciting our employees and clients, than unaffiliated third parties.

Risks Related to our Common Stock

The market price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock at times or at prices you find attractive.

The market price of our common stock may fluctuate significantly as a result of a number of factors, many of which are outside our control. The current market price of our common stock may not be indicative of future market prices. Fluctuations may occur in response to the other risk factors listed in this Annual Report on Form 10-K and for many other reasons, including:

- actual or anticipated variations in earnings, financial or operating performance or liquidity, including those resulting from the seasonality of our business;

- our financial performance or the performance of our competitors and similar companies;

- the public's reaction to our press releases, other public announcements and filings with the SEC;

- changes in estimates of our performance or recommendations by securities analysts;

- failure to meet securities analysts' quarterly and annual projections;

- the impact of new federal or state regulations;

- changes in accounting standards, policies, guidance, interpretations or principles;

- the introduction of new services by us or our competitors;

- the arrival or departure of key personnel;

- acquisitions, strategic alliances or joint ventures involving us or our competitors;

- technological innovations or other trends in our industry;

- news affecting our customers;

- operating and stock performance of other companies deemed to be peers;

- regulatory or labor conditions applicable to us, our industry or the industries we serve;

- market conditions in our industry, the industries we serve, the financial markets and the economy as a whole;

- changes in our capital structure;

- our ability to remain current in our SEC filings;

- our ability to remediate during fiscal year 2023 our material weakness in internal controls over financial reporting; and

- sales of our common stock by us or members of our management team.

In addition, the stock market historically has experienced significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of a particular company. These broad market fluctuations may cause declines in the market price of our common stock.

Volatility in the market price of our common stock may make it difficult for you to resell shares of our common stock when you want or at attractive prices. In addition, when the market price of a company's common stock drops significantly, stockholders often institute securities class action lawsuits against the Company. A lawsuit against us could cause us to incur substantial costs, including settlement costs or awards for legal damages, and could divert the time and attention of our management and other resources.

Provisions of our certificate of incorporation, bylaws and Delaware law may make a contested takeover more difficult.

Certain provisions of our certificate of incorporation, bylaws and the General Corporation Law of the State of Delaware ("DGCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such a proposal is favored by a majority of our stockholders. For example, we are subject to the provisions of the DGCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of such corporation's outstanding voting shares (an "interested stockholder") for three years after the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Our certificate of incorporation provides that directors may only be removed for cause by the affirmative vote of 75% of our outstanding shares and that amendments to our bylaws require the affirmative vote of holders of two-thirds of our outstanding shares. Our certificate of incorporation also includes undesignated preferred stock, which may enable our board of directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise. Finally, our bylaws include an advance notice procedure for stockholders to nominate directors or submit proposals at a stockholders meeting.

Our Founder, Chairman and Chief Executive Officer controls a large portion of our common stock and has substantial control over us, which could limit other stockholders' ability to influence the outcome of key transactions, including changes of control.

Under applicable SEC rules, our Founder, Chairman and Chief Executive Officer, Bohn H. Crain, beneficially owns approximately 20% of our outstanding common stock as of June 30, 2022. Accordingly, Mr. Crain can exert substantial influence over our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders. Further, this concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with concentrated stockholders.

Trading in our common stock has been limited.

Although our common stock is traded on the NYSE American, it is traded not as frequently as compared to the volume of trading activity associated with larger companies whose shares trade on the larger national exchanges. Because of this limited liquidity, stockholders may be unable to sell their shares at the prices or volumes they desire. The trading price of our shares may from time to time fluctuate widely. The trading price may be affected by a number of factors including events described in the risk factors set forth in this report as well as our operating results, financial condition, announcements, general conditions in the industry and the financial markets, and other events or factors. In recent years, broad stock market indices, in general, and smaller capitalization companies, in particular, have experienced substantial price fluctuations. In a volatile market, we may experience wide fluctuations in the market price of our common stock. These fluctuations may have a negative effect on the market price of our common stock.

The influx of additional shares of our common stock onto the market may create downward pressure on the trading price of our common stock.

We have completed many acquisitions that often include the issuance of additional shares pursuant to the purchase agreements. In addition, we may issue additional shares in connection with such acquisitions upon the achievement of certain earn-out thresholds or in connection with future acquisitions as part of the purchase consideration. The availability of additional shares for sale to the public under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") and sale of such shares in public markets could have an adverse effect on the market price of our common stock. Such an adverse effect on the market price would make it more difficult for us to sell our equity securities in the future at prices we deem appropriate or to use our shares as currency for future acquisitions, which will make it more difficult to execute our acquisition strategy.

The issuance of additional shares may result in additional dilution to our existing stockholders.

At any time, we may make private offerings of our securities. We have issued, and may be required to issue, additional shares of common stock or common stock equivalents in payment of the purchase price of businesses we have acquired. This will have the effect of further increasing the number of shares outstanding. In connection with future acquisitions, we may undertake the issuance of more shares of common stock without notice to our then existing stockholders. We may also issue additional shares in order to, among other things, compensate employees or consultants or for other valid business reasons in the discretion of our board of directors, which could result in diluting the interests of our existing stockholders.

The exercise or conversion of our outstanding options, or other convertible securities or any derivative securities we issue in the future will result in the dilution of the ownership interests of our existing stockholders and may create downward pressure on the trading price of our common stock. We are currently authorized to issue 100 million shares of common stock. As of February 20, 2023, we had 48,181,256 outstanding shares of common stock. As of February 20, 2023, we may in the future issue up to 1,002,386 additional shares of our common stock upon exercise of existing stock options.

We may issue shares of preferred stock with greater rights than our common stock.

Our certificate of incorporation authorizes our board of directors to issue shares of preferred stock and to determine the price and other terms for those shares without the approval of our stockholders. Any such preferred stock we may issue in the future could rank ahead of our common stock in many ways, including in terms of dividends, liquidation rights, and voting rights.

As we do not anticipate paying dividends on our common stock, investors in our shares of common stock will not receive any dividend income.

We have not paid any cash dividends on our common stock since our inception and we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any dividends that we may pay in the future will be at the discretion of our board of directors, and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. Our ability to pay dividends on our common stock is further limited by the terms of our credit facilities. Accordingly, investors seeking dividend income should not purchase our common stock.

If securities or industry analysts do not publish research about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock, to some extent, depends on the research and reports that securities or industry analysts publish about our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or lower their opinion of our shares, our share price may decline. If one or more of these analysts ceases coverage of our business or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Our principal executive offices are located in Renton, Washington. Our network is comprised of over 100 operating locations, including the following Company-owned offices and warehouses operating from the following leased locations:

United States:
- Tempe, Arizona
- Carson, California
- Addison, Illinois
- Woodridge, Illinois
- Hebron, Kentucky
- Louisville, Kentucky

- Taylor, Michigan
- Mendota Heights, Minnesota
- Edison, New Jersey
- Jamaica, New York
- Woodbury, New York
- Portland, Oregon

- Folcroft, Pennsylvania
- Middletown, Pennsylvania
- Pittsburgh, Pennsylvania
- Edinberg, Texas
- Laredo, Texas
- Alexandria, Virginia

Canada:
- Calgary, Alberta
- Delta, British Columbia

- Bolton, Ontario
- Brampton, Ontario

- Mississauga, Ontario
- Laval, Québec

Other International locations:
- Shanghai, China

- Cebu City, Philippines

We believe our current offices and warehouses are adequately covered by insurance and are sufficient to support our operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

The information set forth in *Legal Proceedings* of Note 16, Commitments and Contingencies in the notes to the audited consolidated financial statements in Item 8 of this Form 10-K is incorporated by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on the NYSE American under the symbol "RLGT."

Holders

As of February 20, 2023, the number of stockholders of record of our common stock was 76. This figure does not include a greater number of beneficial holders of our common stock, whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common stock. In addition, we and our subsidiaries are subject to certain restrictions on declaring dividends under our existing credit facilities. We currently do not anticipate declaring or paying any cash dividends in the foreseeable future on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors, subject to applicable laws and contractual restrictions, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Unregistered Sales of Equity Securities and Use of Proceeds

The Company's board of directors authorized the repurchase of up to 5,000,000 shares of the Company's common stock through December 31, 2023. Under this repurchase program, the Company purchased the following shares of common stock during the three months ended June 30, 2022.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs
April 1 - 30, 2022	—	—	—	—
May 1 - 31, 2022	271,652	6.45	271,652	—
June 1 - 30, 2022	480,407	6.95	480,407	—
Total	752,059	$ 6.77	752,059	—

As of June 30, 2022, future repurchases of up to 2,475,392 shares were available in the share repurchase program.

Comparative Stock Performance

The graph below compares the cumulative total stockholder return on our common stock with the Russell 2000 Index and the Dow Jones Transportation Average Index, which is a SIC code 4731 line-of-business index, for the last five years. S&P Dow Jones Indices LLC prepared the line-of-business index. The graph assumes $100 is invested in our common stock, the Russell 2000 Index, and the line-of-business index on June 30, 2017. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of our common stock. The information in the graph below shall be deemed "furnished" and not "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section.

| | Investment value as of June 30, | | | | | |
	2017	2018	2019	2020	2021	2022
Radiant Logistics, Inc.	$ 100	$ 73	$ 114	$ 73	$ 129	$ 138
Dow Jones Transportation Average Index	100	108	109	96	156	138
Russell 2000 Index	100	116	111	102	163	121



ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and result of operations should be read in conjunction with the consolidated financial statements and the related notes and other information included elsewhere in this report.

This discussion has been impacted by the restatement described in the Explanatory Note and in the Notes 2 and 20 of the consolidated financial statements of this Annual Report. Certain of the financial and other information provided in this Management's Discussion and Analysis of Financial Condition and Results of Operations has been updated to reflect the restatement adjustments.

Overview

We operate as a third-party logistics company, providing technology-enabled global transportation and value-added logistics solutions primarily in the United States and Canada. We service a large and diversified account base consisting of consumer goods, food and beverage, manufacturing and retail customers, which we support from an extensive network of operating locations across North America as well as an integrated international service partner network located in other key markets around the globe. We provide these services through a multi-brand network, which includes over 100 operating locations. Included in these operating locations are a number of independent agents, who we also refer to as our "strategic operating partners", that operated exclusively on our behalf, and approximately 25 Company-owned offices. As a third-party logistics company, we have a vast carrier network of asset-based transportation companies, including motor carriers, railroads, airlines and ocean lines in our carrier network. We believe shippers value our services because we are able to objectively arrange the most efficient and cost-effective means, type and provider of transportation service without undue influence caused by the ownership of transportation assets. In addition, our minimal investment in physical assets affords us the opportunity for a higher return on invested capital and net cash flows than our asset-based competitors.

Through our operating locations across North America, we offer domestic, international air and ocean freight forwarding services and freight brokerage services, including truckload services, LTL services, and intermodal services, which is the movement of freight in trailers or containers by combination of truck and rail. Our primary business operations involve arranging the shipment, on behalf of our customers, of materials, products, equipment and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL and UPS. Our services include arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. We also provide other value-added logistics services, including MM&D, CHB and GTM solutions to complement our core transportation service offering.

The Company expects to grow its business organically and by completing acquisitions of other companies with complementary geographical and logistics service offerings. The Company's organic growth strategy will continue to focus on strengthening existing and expanding new customer relationships leveraging the benefit of the Company's technology platform, while continuing its efforts on the organic build-out of the Company's network of strategic operating partner locations. In addition, as the Company continues to grow and scale its business, the Company believes that it is creating density in its trade lanes, which creates opportunities for the Company to more efficiently source and manage its transportation capacity.

In addition to its focus on organic growth, the Company will continue to search for acquisition candidates that bring critical mass from a geographic and purchasing power standpoint, along with providing complementary service offerings to the current platform. As the Company continues to grow and scale its business, it also remains focused on leveraging its back-office infrastructure and technology systems to drive productivity improvement across the organization.

Restatement of Previously Issued Consolidated Financial Statements

On September 28, 2022, the Company concluded that the Company's previously issued financial statements for the Restatement Periods should be restated to correct historical errors related principally to the timing of recognition of the Company's estimated accrual of in-transit revenues and related costs.

When preparing its fiscal year-end 2022 consolidated financial statements, in response to its December 2021 cyber event, the Company completed a detailed lookback analysis to compare its estimated accrued in-transit revenues and related costs, primarily, purchased transportation and applicable commission expenses, to its actual customer invoicing, related transportation costs and other costs subsequently recorded. In the course of its analysis of the actual information gathered through the lookback process, the Company detected differences between the estimated accrued amounts and the actual revenues and expenses recorded due primarily to errors in the underlying shipment information that was used to calculate the original estimates of the accrued amounts. In the ordinary course of closing its financial books and records, the Company previously inadvertently excluded certain in-transit revenues and associated costs from the appropriate periods as required under GAAP. Therefore, the Company misstated gross revenues and associated costs during the Restatement Periods. The Company principally attributes the errors to a material weakness in financial controls over the recording and processing of revenues, which was disclosed in Item II, Part 9A of the Annual Report on Form 10-K for the year-ended June 30, 2021, which the Company is working to remediate in fiscal year 2023. The discussion of financial results presented here is reflective of the restatement adjustments.

Ransomware Incident

As previously disclosed during the quarter ended December 31, 2021, the Company filed an 8-K on December 13, 2021, disclosing some of the Company's systems were affected by a ransomware incident that encrypted information on its systems and disrupted customer and employee access to its applications and services. The Company immediately took steps to isolate the impact and prevent additional systems from being affected, including taking its network offline as a precaution. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. We notified law enforcement, provided notice to customers apprising them of the situation and will provide any notices that may be required by applicable law related to potential PII data exposure.

We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. We systematically brought our information systems back online in a controlled, phased approach. Our teams worked to maintain our business operations and minimize the impact on our customers, operating partners, and employees.

The total ransomware incident related costs for fiscal year 2022 were $0.7 million. These costs were primarily comprised of various third-party consulting services including forensic experts, legal counsel, and other IT professional expenses including additional hardware and software.

We are making information technology investments in order to further strengthen our information security infrastructure. We engaged a leading cybersecurity defense firm that completed a forensics investigation of the ransomware incident, and we are taking appropriate actions in response to the findings. For example, in the short-term, we reset all credentials Company-wide and strengthened security tooling across our servers and workstations including whitelisting known Internet Protocol (IP) addresses and implementation of Multi-factor Authentication (MFA) to access our network from unknown IP addresses. In the long-term, we are continuing to advance the maturity and effectiveness of our information security resiliency strategy and capabilities. Our technology team has accelerated its roadmap to further strengthen the monitoring of network and servers to enable us to detect, respond and recover more quickly from security and technical incidents. As a proactive measure we have also implemented tools that pre-scan equipment requesting VPN access to our network servers to ensure they meet the standards of the Company. More specifically, we plan to continue to improve our security monitoring capabilities and enhance the information security within the Company and stations while also implementing a new Cyber Awareness training program.

COVID-19

The COVID-19 pandemic continues to impact our business operations and financial results. Although the effects have lessened over time, there is uncertainty in the nature and degree of its continued effects over time with new strains frequently being discovered and additional booster shots being recommended. As the world continues to respond to COVID-19, we continue to follow guidelines ensuring the safety of our employees, while striving to protect the health and well-being of the communities in which we operate.

Performance Metrics

Our principal source of income is derived from freight forwarding and freight brokerage services we provide to our customers. As a third-party logistics provider, we arrange for the shipment of our customers' freight from point of origin to point of destination. Generally, we quote our customers a turnkey cost for the movement of their freight. Our price quote will often depend upon the customer's time-definite needs (first day through fifth day delivery), special handling needs (heavy equipment, delicate items, environmentally sensitive goods, electronic components, etc.), and the means of transport (motor carrier, air, ocean or rail). In turn, we assume the responsibility for arranging and paying for the underlying means of transportation.

Our transportation revenue represents the total dollar value of services we sell to our customers. Our cost of transportation includes direct costs of transportation, including motor carrier, air, ocean, and rail services. Our adjusted transportation gross profit (gross transportation revenue less the direct cost of transportation) is the primary indicator of our ability to source, add value and resell services provided by third parties, and is considered by management to be a key performance measure. In addition, management believes measuring its operating costs as a function of adjusted transportation gross profit provides a useful metric, as our ability to control costs as a function of adjusted transportation gross profit directly impacts operating earnings.

Our operating results will be affected as acquisitions occur. Since all acquisitions are made using the acquisition method of accounting for business combinations, our financial statements will only include the results of operations and cash flows of acquired companies for periods subsequent to the date of acquisition.

Adjusted gross profit, a non-GAAP financial measure, is our total revenue minus our total cost of transportation and other services (excluding depreciation and amortization, which are reported separately) and adjusted gross profit percentage is adjusted gross profit as a percentage of our total revenue. We believe that these provide investors meaningful information to understand our results of operations and the ability to analyze financial and business trends on a period-to-period basis.

Our GAAP-based net income will be affected by non-cash charges relating to the amortization of customer related intangible assets and other intangible assets attributable to completed acquisitions. Under applicable accounting standards, purchasers are required to allocate the total consideration in a business combination to the identified assets acquired and liabilities assumed based on their fair values at the time of acquisition. The excess of the consideration paid over the fair value of the identifiable net assets acquired is to be allocated to goodwill, which is tested at least annually for impairment. Applicable accounting standards require that we separately account for and value certain identifiable intangible assets based on the unique facts and circumstances of each acquisition. As a result of our acquisition strategy, our net income will include material non-cash charges relating to the amortization of customer related intangible assets and other intangible assets acquired in our acquisitions. Although these charges may increase as we complete more acquisitions, we believe we will be growing the value of our intangible assets (e.g., customer relationships). Thus, we believe that earnings before interest, taxes, depreciation and amortization, or EBITDA, is a useful financial measure for investors because it eliminates the effect of these non-cash costs and provides an important metric for our business.

EBITDA is a non-GAAP measure of income and does not include the effects of interest, taxes, and excludes the "non-cash" effects of depreciation and amortization on long-term assets. Companies have some discretion as to which elements of depreciation and amortization are excluded in the EBITDA calculation. We exclude all depreciation charges related to property, technology, and equipment and all amortization charges (including amortization of leasehold improvements). We then further adjust EBITDA to exclude changes in fair value of contingent consideration, expenses specifically attributable to acquisitions, transition and lease termination costs, foreign currency transaction gains and losses, share-based compensation expense, litigation expenses unrelated to our core operations, and other non-cash charges. While management considers EBITDA and adjusted EBITDA useful in analyzing our results, it is not intended to replace any presentation included in our consolidated financial statements. The Company's financial covenants with its lenders define an adjusted EBITDA as a key component of its covenant calculations. The Company's ability to grow adjusted EBITDA is closely monitored by management as it's directly tied to financial borrowing capacity and also is a frequent point of discussion with its investors as well as the Company's earnings calls.

Our operating results are also subject to seasonal trends when measured on a quarterly basis. The impact of seasonality on our business will depend on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, and economic conditions. Since our revenue is largely derived from customers whose shipments are dependent upon consumer demand and just-in-time production schedules, the timing of our revenue is often beyond our control. Factors such as shifting demand for retail goods and/or manufacturing production delays could unexpectedly affect the timing of our revenue. As we increase the scale of our operations, seasonal trends in one area of our business may be offset to an extent by opposite trends in another area. We cannot accurately predict the timing of these factors, nor can we accurately estimate the impact of any particular factor, and thus we can give no assurance any historical seasonal patterns will continue in future periods.

Critical Accounting Estimates

Accounting policies, methods and estimates are an integral part of the consolidated financial statements prepared by management and are based upon management's current judgments. These judgments are normally based on knowledge and experience regarding past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ from management's current judgments. While there are a number of accounting policies, methods and estimates that affect our financial statements, the areas that are particularly significant include revenue recognition; the fair value of acquired assets and liabilities and the assessment of the recoverability of long-lived assets, goodwill and intangible assets; and fair value of contingent consideration.

As a non-asset-based carrier, we do not generally own transportation assets. We do, however, own certain trailers and refrigerated trailers that we use in our business. We generate the majority of our air and ocean freight forwarding and freight brokerage revenues by purchasing transportation services from direct (asset-based) carriers and reselling those services to our customers. Freight forwarding revenues related to shipments where we issue a House Airway Bill or a House Ocean Bill of Lading and corresponding related costs are recognized over the transit period as customers' goods move from point of origin to point of destination. We estimate revenues at the end of each of our fiscal accounting periods for partially completed shipments and their related costs based on several factors including calculating recent average transit times by mode and, calculating the percentage of completion of shipments in transit. Furthermore, any known posted shipment information available after month end, but prior to our accrual is utilized to estimate revenues and costs for those shipments that were open as of month end. Macroeconomic conditions impacting the supply chain such as port delays, COVID-19 impacting the labor force, as well as inflationary pressures can impact the actual results compared to our estimates. All other revenue, including revenue from other value-added services including freight brokerage services, customs brokerage services and warehousing and fulfillment services, is recognized upon completion of the service.

We perform an annual impairment test for goodwill as of April 1 of each year unless events or circumstances indicate impairment may have occurred before that time. We assess qualitative factors to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than the carrying amount. After assessing qualitative factors, if further testing is necessary, we would determine the fair value of each reporting unit and compare the fair value to the reporting unit's carrying amount.

Intangible assets consist of customer related intangible assets, trade names and trademarks, and non-compete agreements arising from our acquisitions. Customer related intangible assets are amortized using the straight-line method over periods of up to 15 years, trademarks and trade names are amortized using the straight-line method over periods of up to 15 years, and non-compete agreements are amortized using the straight-line method over periods of up to five years, and developed technology is amortize using the straight-line method over five years.

We review long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, we estimate fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

The Company has contingent obligations to transfer cash payments and/or equity shares to the former shareholder of acquired operations in conjunction with certain acquisitions if specified operating results and financial objectives are met over the next four fiscal years. The Company uses projected future financial results based on recent and historical data to value the anticipated future earn-out payments. To calculate fair value, the future earn-out payments were then discounted using Level 3 inputs.

Results of Operations

The results of operations for the fiscal year ended June 30, 2021 have been restated. Refer to Note 2, Restatement of Previously Issued Consolidated Financial Statements, of this Annual Report on Form 10-K for details**.**

Fiscal year ended June 30, 2022, compared to fiscal year ended June 30, 2021 (as restated)

The following table summarizes revenues, cost of transportation and other services, and adjusted gross profit by reportable operating segments for the fiscal years ended June 30, 2022 and 2021 (as restated):

| (In thousands) | Year Ended June 30, 2022 | | | | Year Ended June 30, 2021 | | | |
	United States	Canada	Corporate/ Eliminations	Total	United States (as restated)	Canada	Corporate/ Eliminations	Total (as restated)
Revenues								
Transportation	$ 1,266,704	$ 149,230	$ (1,428)	$ 1,414,506	$ 772,586	$ 97,418	$ (489)	$ 869,515
Value-added services	16,329	28,584	—	44,913	8,887	21,410	—	30,297
	1,283,033	177,814	(1,428)	1,459,419	781,473	118,828	(489)	899,812
Cost of transportation and other services								
Transportation	1,015,199	119,944	(1,428)	1,133,715	587,837	80,715	(489)	668,063
Value-added services	6,816	12,603	—	19,419	6,004	4,339	—	10,343
	1,022,015	132,547	(1,428)	1,153,134	593,841	85,054	(489)	678,406
Adjusted gross profit [1]								
Transportation	251,505	29,286	—	280,791	184,749	16,703	—	201,452
Value-added services	9,513	15,981	—	25,494	2,883	17,071	—	19,954
	$ 261,018	$ 45,267	$ —	$ 306,285	$ 187,632	$ 33,774	$ —	$ 221,406
Adjusted gross profit percentage								
Transportation	19.9%	19.6%	N/A	19.9%	23.9%	17.1%	N/A	23.2%
Value-added services	58.3%	55.9%	N/A	56.8%	32.4%	79.7%	N/A	65.9%

[1] Adjusted gross profit is revenues net of cost of transportation and other services.

Transportation revenue was $1,414.5 million and $869.5 million for the years ended June 30, 2022 and 2021 (as restated), respectively. The increase of $545.0 million, or 62.7%, is primarily attributable to the mark-ups associated with higher transportation costs, driven by substantial surcharges on ocean, some rail and trucking lanes due to tight capacity, coupled with significant fuel surcharges, and meaningful charter business included in the current year, overall increased shipment volumes and seven months of results related to our acquisition of Navegate. Adjusted transportation gross profit was $280.8 million and $201.5 million for the years ended June 30, 2022 and 2021 (as restated), respectively. Adjusted transportation gross profit percentage decreased from 23.2% to 19.9%, primarily due to the significant surcharges associated with the extremely tight capacity experienced in certain modes of transportation, most notably ocean, fuel surcharges, and significant lower margin business associated with charter business and inclusion of seven months of Navegate, which has lower margin characteristics.

Value-added services revenue was $44.9 million and $30.3 million for the years ended June 30, 2022 and 2021 (as restated), respectively. The increase of $14.6 million, or 48.2%, is primarily attributable to the increase in warehouse revenues and other value-added services from our Canada segment. Adjusted value-added services gross profit was $25.5 million for the year ended June 30, 2022, compared to $20.0 million for the comparable prior year period. Adjusted value-added services gross profit percentage decreased from 65.9% to 56.8%, primarily due to additional startup costs associated with moving to a new warehouse at our Coleraine facility in Canada.

The following table provides a reconciliation for the fiscal years ended June 30, 2022 and 2021 (as restated) of adjusted gross profit to gross profit, the most directly comparable GAAP measure.

(In thousands)	Year Ended June 30,	
Reconciliation of adjusted gross profit to GAAP gross profit	2022	2021
		(as restated)
Revenues	$ 1,459,419	$ 899,812
Cost of transportation and other services (exclusive of depreciation and amortization, shown separately below)	(1,153,134)	(678,406)
Depreciation and amortization	(12,775)	(11,986)
GAAP gross profit	$ 293,510	$ 209,420
Depreciation and amortization	12,775	11,986
Adjusted gross profit	$ 306,285	$ 221,406
GAAP gross margin (GAAP gross profit as a percentage of revenues)	20.1%	23.3%
Adjusted gross profit percentage (adjusted gross profit as a percentage of revenues)	21.0%	24.6%

The following table compares consolidated statements of comprehensive income data by reportable operating segments for the fiscal years ended June 30, 2022 and 2021 (as restated):

(In thousands)	Year Ended June 30, 2022				Year Ended June 30, 2021			
	United States	Canada	Corporate/ Eliminations	Total	United States	Canada	Corporate/ Eliminations	Total
					(as restated)		(as restated)	(as restated)
Adjusted gross profit [1]	$ 261,018	$ 45,267	$ —	$ 306,285	$ 187,632	$ 33,774	$ —	$ 221,406
Operating expenses:								
Operating partner commissions	121,937	—	—	121,937	95,141	—	—	95,141
Personnel costs	54,524	16,287	1,431	72,242	38,109	13,441	3,802	55,352
Selling, general and administrative expenses	22,500	6,902	4,598	34,000	14,974	5,765	2,979	23,718
Depreciation and amortization	5,651	3,509	9,556	18,716	3,929	2,586	10,127	16,642
Change in fair value of contingent consideration	—	—	767	767	—	—	4,350	4,350
Total operating expenses	204,612	26,698	16,352	247,662	152,153	21,792	21,258	195,203
Income from operations	56,406	18,569	(16,352)	58,623	35,479	11,982	(21,258)	26,203
Other (expense) income	678	233	(1,351)	(440)	676	(162)	2,863	3,377
Income before income taxes	57,084	18,802	(17,703)	58,183	36,155	11,820	(18,395)	29,580
Income tax expense	—	—	(12,692)	(12,692)	—	—	(5,951)	(5,951)
Net income	57,084	18,802	(30,395)	45,491	36,155	11,820	(24,346)	23,629
Less: net income attributable to non-controlling interest	(1,027)	—	—	(1,027)	(519)	—	—	(519)
Net income attributable to Radiant Logistics, Inc.	$ 56,057	$ 18,802	$ (30,395)	$ 44,464	$ 35,636	$ 11,820	$ (24,346)	$ 23,110

	Year Ended June 30, 2022				Year Ended June 30, 2021			
Operating expenses as a percent of adjusted gross profit [1]:	United States	Canada	Corporate/ Eliminations	Total	United States	Canada	Corporate/ Eliminations	Total
					(as restated)			(as restated)
Operating partner commissions	46.7%	0.0%	N/A	39.8%	50.7%	0.0%	N/A	43.0%
Personnel costs	20.9%	36.0%	N/A	23.6%	20.3%	39.8%	N/A	25.0%
Selling, general and administrative expenses	8.6%	15.2%	N/A	11.1%	8.0%	17.1%	N/A	10.7%
Depreciation and amortization	2.2%	7.8%	N/A	6.1%	2.1%	7.7%	N/A	7.5%

[1] Adjusted gross profit is revenues net of cost of transportation and other services.

Operating partner commissions increased $26.8 million, or 28.2%, to $121.9 million for the year ended June 30, 2022. The increase is primarily due to increased adjusted gross profit from operating partners. As a percentage of adjusted gross profit, operating partner commissions decreased 316 basis points to 39.8% from 43.0% for the years ended June 30, 2022 and 2021, respectively as a result of a greater percentage of business is coming from company owned locations which are not subject to commissions.

Personnel costs increased $16.9 million, or 30.5%, to $72.2 million for the year ended June 30, 2022. The increase is primarily due to increased workforce supporting the expansion of business volumes in both U.S. and Canada, the restoration of COVID related payroll reductions associated with the pandemic, and the inclusion of payroll associated with our acquisition of Navegate. As a percentage of adjusted gross profit, personnel costs decreased 141 basis points to 23.6% from 25.0% for the years ended June 30, 2022 and 2021, respectively.

Selling, general and administrative ("SG&A") expenses increased $10.3 million, or 43.4%, to $34.0 million for the year ended June 30, 2022. The increase is primarily due to increased professional services primarily attributed to IT related initiatives, increased bad debt costs, increased banking fees, increased professional services fees, and overall increase in SG&A spent with Navegate being included in the consolidated results of the organization. As a percentage of adjusted gross profit, SG&A increased 39 basis points to 11.1% from 10.7% for the years ended June 30, 2022 and 2021, respectively.

Depreciation and amortization costs increased $2.1 million, or 12.5%, to $18.7 million for the year ended June 30, 2022. The increase is primarily attributed to the acquisition of Navegate. As a percentage of adjusted gross profit, depreciation and amortization decreased 141 basis points to 6.1% from 7.5% for the years ended June 30, 2022 and 2021, respectively.

Change in fair value of contingent consideration was an expense of $0.8 million for the year ended June 30, 2022, compared to an expense of $4.4 million for the year ended June 30, 2021. The change in each year is attributable to a change in management's estimates of future earn-out payments through the remainder of the respective earn-out periods.

Net other (expense) income decreased $3.8 million, or 113.0%, from an income of $3.4 million for the year ended June 30, 2021 to an expense of $0.4 million for the year ended June 30, 2022. The decrease is primarily due to the gain on the forgiveness of the PPP loans offered under the CARES Act recorded during the year ended June 30, 2021, partially offset by increases in the fair value of interest rate swap contracts during the year ended June 30, 2022.

Our change in net income is driven principally by increased adjusted gross profit, partially offset by increased operating expenses and increased income taxes compared to the prior year.

Our future financial results may be impacted by amortization of intangible assets resulting from acquisitions as well as gains or losses from changes in fair value of contingent consideration that are difficult to predict.

The following table provides a reconciliation for the fiscal years ended June 30, 2022 and 2021 (as restated) of adjusted EBITDA to net income (loss), the most directly comparable GAAP measure.

| (In thousands) | Year Ended June 30, 2022 | | | | Year Ended June 30, 2021 | | | |
	United States	Canada	Corporate/ Eliminations	Total	United States (as restated)	Canada	Corporate/ Eliminations (as restated)	Total (as restated)
Net income attributable to Radiant Logistics, Inc.	$ 56,057	$ 18,802	$ (30,395)	$ 44,464	$ 35,636	$ 11,820	$ (24,346)	$ 23,110
Income tax expense	—	—	12,692	12,692	—	—	5,951	5,951
Depreciation and amortization	5,651	3,509	9,556	18,716	3,929	2,586	10,127	16,642
Net interest expense	—	—	3,191	3,191	—	—	2,531	2,531
EBITDA	61,708	22,311	(4,956)	79,063	39,565	14,406	(5,737)	48,234
Share-based compensation	1,016	248	534	1,798	378	218	475	1,071
Change in fair value of contingent consideration	—	—	767	767	—	—	4,350	4,350
Acquisition related costs	—	—	596	596	—	—	42	42
Ransomware incident related costs, net	—	—	684	684	—	—	—	—
Litigation costs	—	—	568	568	—	—	535	535
Gain on litigation settlement, net	—	—	—	—	—	—	(25)	(25)
Change in fair value of interest rate swap contracts	—	—	(1,840)	(1,840)	—	—	594	594
Gain on forgiveness of debt	—	—	—	—	—	—	(5,987)	(5,987)
Foreign currency transaction (gain) loss	(573)	(145)	—	(718)	(179)	368	—	189
Adjusted EBITDA	$ 62,151	$ 22,414	$ (3,647)	$ 80,918	$ 39,764	$ 14,992	$ (5,753)	$ 49,003
Adjusted EBITDA as a % of adjusted gross profit [1]	23.8%	49.5%	N/A	26.4%	21.2%	44.4%	N/A	22.1%

[1]   Adjusted gross profit is revenues net of cost of transportation and other services.

Adjusted EBITDA increased $31.9 million, or 65.1% to $80.9 million for the year ended June 30, 2022.

Liquidity and Capital Resources

Generally, our primary sources of liquidity are cash generated from operating activities and borrowings under our Revolving Credit Facility, as described below. These sources also fund a portion of our capital expenditures and contractual contingent consideration obligations. Our level of cash and financing capabilities along with cash flows from operations have historically been sufficient to meet our operating and capital needs. As of June 30, 2022, we have $24.4 million in cash on hand to serve as adequate working capital.

Fiscal year ended June 30, 2022 compared to fiscal year ended June 30, 2021

Net cash provided by operating activities were $24.9 million and $14.1 million for the fiscal years ended June 30, 2022 and 2021, respectively. The cash provided primarily consisted of net income adjusted for depreciation and amortization and changes in accounts payable and accounts receivable. Compared to the prior fiscal year, cash provided by operating activities increased mainly due to increased net income and increased payables to vendors offset by increased accounts receivable and contract assets balances.

Net cash used for investing activities were $45.7 million and $11.1 million for the years ended June 30, 2022 and 2021, respectively. The primary uses of cash were for acquisition and purchases of technology and equipment. During the fiscal year ended June 30, 2022, cash paid for the acquisition of Navegate, Inc., net of the acquiree company's cash balance on the acquisition date, was $38.4 million. Cash paid for purchases of technology and equipment were $7.5 million and $11.4 million for the years ended June 30, 2022 and 2021, respectively. Proceeds from sale of property, technology, and equipment were $0.2 million and $0.4 million for the years ended June 30, 2022 and 2021, respectively.

Net cash provided by financing activities was $28.9 million and net cash used for financing activities was $23.7 million for the fiscal years ended June 30, 2022 and 2021, respectively. Gross proceeds from the credit facility was $116.1 million and gross repayments from the credit facility was $68.6 million during the fiscal year ended June 30, 2022. Gross proceeds from the credit facility was $6.4 million and gross repayments to the credit facility was $21.4 million for the fiscal year ended June 30, 2021. Repayments of notes payable and finance lease liability were $5.1 million and $4.7 million for the fiscal years ended June 30, 2022 and 2021, respectively. During the fiscal year ended June 30, 2022, $0.2 million was received in exchange for issuance of common stock to former shareholders of Navegate, Inc. Payments for repurchases of common stock were $11.3 million and $1.9 million for the fiscal years ended June 30, 2022 and 2021, respectively. Payments of contingent consideration were $1.1 million and $2.0 million for the fiscal years ended June 30, 2022 and 2021, respectively. Distributions to non-controlling interest were $1.1 million and $1.0 million for the fiscal years ended June 30, 2022 and 2021, respectively. Proceeds from employees' exercise of stock options were $0.4 million and $1.4 million for the fiscal years ended June 30, 2022 and 2021, respectively. Payments of employee tax withholdings related to vesting of restricted stock awards were $0.4 million and $0.3 million for each of the fiscal years ended June 30, 2022 and 2021, respectively. Payments of employee tax withholdings related to the cashless exercise of stock option were $0.1 million and $0.2 million for the fiscal years ended June 30, 2022 and 2021, respectively.

Working Capital

We believe that our current working capital, anticipated cash flow from operations, and access to financing through the Revolving Credit Facility are adequate for funding existing operations for the next twelve months.

Acquisitions

Below are descriptions of recent acquisitions in the last two fiscal years.

On December 3, 2021, and effective as of November 30, 2021, the Company entered into a Stock Purchase Agreement, pursuant to which it acquired all of the issued and outstanding common shares of Navegate, Inc. ("Navegate"), a Minnesota based, privately held company and subsidiaries from Saltspring Capital, LLC. Navegate is a technology-enabled supply chain management and third-party logistics services company that combines a robust digital platform and decades of expertise to manage international, cross-border, and domestic freight from purchase order to final delivery. Navegate's combination of tech-enabled services, customs brokerage expertise, and a full complement of international and domestic services significantly reduces costs and leads to better compliance and risk mitigation for its customers. Navegate has come to operate as a wholly owned subsidiary of Radiant Logistics, Inc. As consideration for the acquisition, the Company paid $38.4 million in cash upon closing.

On October 1, 2022, the Company acquired the assets and operations of Cascade Enterprises of Minnesota, Inc. ("Cascade") a Minneapolis, Minnesota based, privately held company that has operated under the Company's Airgroup brand since 2007. Cascade will continue to operate under the Airgroup brand through the remainder of 2022 and is expected to transition to the Radiant brand in early 2023 as Cascade is combined with existing Company owned operations in the Minneapolis and will be able to leverage the Company's global trade management platform to strengthen our purchase order and vendor management service offering. As consideration for the acquisition, the Company paid $3,250 in cash upon closing, and the seller is entitled to additional contingent consideration payable in subsequent periods based on future performance of the acquired operation.

Technology

A primary component of our business strategy is to provide robust and advanced technology offerings to our customers, while providing advanced technology to our operations, strategic operating partners and management. To accomplish this, we will continuously develop and enhance our technology platform to align with current and future business requirements. During the year ended June 30, 2022, we capitalized approximately $2.4 million on technology enhancements and software systems in order to increase our operating efficiency and improve technology offerings. We expect to spend between $4 million and $5 million during the fiscal year ended June 30, 2023 in order to continue enhancing our technology platform, which we expect will include elements focused on customer facing, vendor facing, and user facing tools and systems that will be integrated into our existing platform and support our continued growth.

Revolving Credit Facility

The Company currently operates under a $200 million syndicated, Credit Facility pursuant to a Credit Agreement dated as of August 5, 2022 (the "Credit Facility"). The Credit Facility was entered into with Bank of America, N.A. and BMO Capital Markets Corp. as joint book runners and joint lead arrangers, Bank of America, N.A. as Administrative Agent, Swingline Lender and Letter of Credit Issuer, Bank of Montreal as syndication agent, KeyBank National Association and MUFG Union Bank, N.A. as co-documentation agents and Bank of America, N. A., Bank of Montreal, KeyBank National Association, MFUG Union Bank, N.A. and Washington Federal Bank, National Association as lenders (such named lenders are collectively referred to herein as "Lenders").

The Credit Facility has a term of five years and is collateralized by a first-priority security interest in the accounts receivable and other assets of the Company and the guarantors named below on a parity basis with the security interest held by Fiera Private Debt Fund IV LP and Fiera Private Debt Fund V LP described below. Borrowings under the Credit Facility accrue interest (at the Company's option), at a) the Lenders' base rate plus 0.75% and can be subsequently adjusted based on the Company's consolidated net leverage ratio under the facility at the Lenders' base rate plus 0.5% to 1.50%: b) Term SOFR plus 1.65% and can be subsequently adjusted based on the Company's consolidated net leverage ratio under the facility at Term SOFR plus 1.40% to 2.40%; and c) Term SOFR Daily Floating Rate plus 1.65% and can be subsequently adjusted based on the Company's consolidated net leverage ratio under the facility at Term SOFR Daily Floating Rate plus 1.40% to 2.40%.

The Credit Facility includes a $75,000 accordion feature to support future acquisition opportunities. For general borrowings under the Credit Facility, the Company is subject to the maximum consolidated net leverage ratio of 3.00 and minimum consolidated interest coverage ratio of 3.00. Additional minimum availability requirements and financial covenants apply in the event the Company seeks to use advances under the Credit Facility to pursue acquisitions or repurchase its common stock. Restatement described in Note 2 and Note 20 has no impact on the Company's compliance with debt covenant ratios. Although the restatement delayed the process of providing audited financial statements to the Lenders, a waiver was received to extend the period within which the audited financial statements may be submitted to the Lenders.

The Company's current Credit Facility replaces a $150 million Revolving Credit Facility that was put in place and used by the Company from March 13, 2020, until August 5, 2022 (the "Revolving Credit Facility"). On June 30, 2022, the borrowings outstanding on the Revolving Credit Facility was $62.5 million. The Revolving Credit Facility was entered into with Bank of America Securities, Inc. as sole book runner and sole lead arranger, Bank of Montreal Chicago Branch, as lender and syndication agent, MUFG Union Bank, N.A as lender and documentation agent and Bank of America, N. A., KeyBank National Association and Washington Federal Bank, National Association as lenders (such named lenders are collectively referred to herein as "Lenders").

The Revolving Credit Facility had a term of five years and was collateralized by a first-priority security interest in the accounts receivable and other assets of the Company. Borrowings under the Revolving Credit Facility accrued interest (at the Company's option), at the Lenders' base rate plus 1.00% or LIBOR plus 2.00% and could be subsequently adjusted based on the Company's consolidated leverage ratio under the facility at the Lenders' base rate plus 1.00% to 1.75% or LIBOR plus 2.00% to 2.75%.

The Revolving Credit Facility included a $50 million accordion feature to support future acquisition opportunities. For general borrowings under the Revolving Credit Facility, the Company was subject to the maximum consolidated leverage ratio of 3.00 and minimum consolidated fixed charge coverage ratio of 1.25. Additional minimum availability requirements and financial covenants applied in the event the Company sought to use advances under the Revolving Credit Facility to pursue acquisitions or repurchase its common stock.

In conjunction with the Revolving Credit Facility, Radiant entered into two interest rate swap contracts. On March 20, 2020, and effective April 17, 2020, Radiant entered into an interest rate swap contract with Bank of America to trade variable interest cash inflows at one-month LIBOR for a $20 million notional amount, for fixed interest cash outflows at 0.635%. On April 1, 2020, and effective April 2, 2020, Radiant entered into an interest rate swap contract with Bank of America to trade the variable interest cash inflows at one-month LIBOR for a $10 million notional amount, for fixed interest cash outflows at 0.5865%. Both interest rate swap contracts mature and terminate on March 13, 2025.

Senior Secured Loan

On April 2, 2015, Radiant Canada obtained a CAD$29 million senior secured Canadian term loan from Fiera Private Debt Fund IV LP ("FPD IV" formerly, Integrated Private Debt Fund IV LP) pursuant to a CAD$29,000,000 Credit Facilities Loan Agreement (the "FPD IV Loan Agreement"). The Company and its U.S. and Canadian subsidiaries are guarantors of the Radiant Canada obligations thereunder. The loan matures on April 1, 2024 and accrues interest at a rate of 6.65% per annum. We made interest-only payments for the first twelve months and blended principal and interest payments through maturity. In connection with the loan, we paid an amount equal to five months of interest payments into a debt service reserve account controlled by FPD IV.

In connection with our acquisition of Lomas, Radiant Canada obtained a CAD$10 million senior secured Canadian term loan from Fiera Private Debt Fund V LP ("FPD V" formerly, Integrated Private Debt Fund V LP) pursuant to a CAD$10,000,000 Credit Facilities Loan Agreement (the "FPD V Loan Agreement," and together with the FPD IV Loan Agreement, the "FPD Loan Agreements"). The Company and its U.S. and Canadian subsidiaries are guarantors of the Radiant Canada obligations thereunder. The loan matures on June 1, 2024 and accrues interest at a rate of 6.65% per annum. The loan repayment consists of monthly blended principal and interest payments.

The loans may be prepaid in whole at any time upon providing at least 30 days prior written notice and paying the difference between (i) the present value of the loan interest and the principal payments foregone discounted at the Government of Canada Bond Yield for the term from the date of prepayment to the maturity date and (ii) the face value of the principal amount being prepaid.

For additional information regarding our indebtedness, see Note 9 to the consolidated financial statements.

Off Balance Sheet Arrangements

As of June 30, 2022, we did not have any relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which had been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Recent Accounting Guidance

The recent accounting guidance is discussed in Note 3 to the consolidated financial statements contained in this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, the Company is not required to provide the information called for by Item 7A.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Radiant Logistics, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Radiant Logistics, Inc. (the "Company") as of June 30, 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year ended June 30, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of June 30, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2022, and the consolidated results of its operations and its cash flows for the year ended June 30, 2022, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

As discussed in Management's Report on Internal Control over Financial Reporting included in Item 9A, on December 3, 2021, the Company acquired Navegate, Inc. For the purposes of assessing internal control over financial reporting, management excluded Navegate, Inc., whose financial statements constitute 5.8% of the Company's consolidated total assets excluding $34 million of goodwill and intangible assets, which were integrated into the Company's control environment and 6.3% of consolidated revenues as of and for the year ended June 30, 2022. Accordingly, our audit did not include the internal control over financial reporting of Navegate, Inc.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment in Item 9A:

> The Company does not have effective internal controls over the recording and processing of revenues. Specifically, the controls as currently designed are not sufficient to prevent or detect a material misstatement in revenues as the design of the controls lacks the level of precision necessary to ensure the completeness and accuracy of revenues.

We considered the material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the Company's consolidated financial statements as of and for the year ended June 30, 2022, and our opinion on such consolidated financial statements was not affected.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

In-Transit Revenue Recognition

The Company's contract assets relating to in-transit revenue as of June 30, 2022 was $61.2 million.

As described in Note 4 to the consolidated financial statements, the Company's transportation transactions provide for the arrangement of the movement of freight to a customer's destination. The Company recognizes revenue for the performance obligation that is satisfied over time upon the transfer of control of the services over the requisite transit period as the customer's goods move from point of origin to point of destination. Recognizing revenue at period end for partially completed shipments and their related costs requires management to make significant judgments that affect the amounts and timing of revenue recognized, including the estimation of recent average historic in-transit times by mode and percentage of completion of shipments in transit. Macroeconomic conditions impacting the supply chain can impact the actual results compared to the Company's estimates.

We identified the auditing of the contract assets related to in-transit revenue as a critical audit matter. Auditing the estimate of the Company's revenue at period end for partially completed shipments involved significant audit effort, as well as especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures. The following are the most relevant procedures we performed to address this critical audit matter:

- Evaluating the Company's process used in developing the estimate for in-transit revenue at the period end by:
  - Evaluating the methodology used by management to develop its estimate for reasonableness.
  - Testing the accuracy and completeness of the data utilized by management to develop its estimate.
  - Evaluating the reasonableness of the assumptions used for recent average historic in-transit times by mode.
  - Testing the mathematical accuracy of the Company's calculations.
- Developing an independent expectation of in-transit revenue by mode of transportation based on the average days in-transit by mode and comparing our expectations to management's estimate of in-transit revenue at period end for reasonableness.

/s/ Moss Adams LLP

Seattle, Washington
February 27, 2023

We have served as the Company's auditor since 2021.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Radiant Logistics, Inc.
Renton, Washington

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Radiant Logistics, Inc. (the "Company") as of June 30, 2021, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Consolidated Financial Statements

As discussed in Note 2 to the consolidated financial statements, the 2021 consolidated financial statements have been restated to correct misstatements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We served as the Company's auditor from 2019 to 2021.

Seattle, Washington
September 20, 2021, except for the effects of the restatement discussed in Note 2, as to which the date is February 27, 2023.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	June 30,	
(In thousands, except share and per share data)	2022	2021
		(as restated)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 24,442	$ 13,696
Accounts receivable, net of allowance of $2,983 and $1,489, respectively	186,492	117,349
Contract assets	61,154	45,040
Prepaid expenses and other current assets	17,256	17,512
Total current assets	289,344	193,597
Property, technology, and equipment, net	24,823	24,151
Goodwill	88,199	72,582
Intangible assets, net	48,545	41,404
Operating lease right-of-use assets	41,111	39,022
Deposits and other assets	4,704	3,124
Long-term restricted cash	625	648
Total other long-term assets	183,184	156,780
Total assets	$ 497,351	$ 374,528
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 137,853	$ 103,709
Operating partner commissions payable	18,731	15,065
Accrued expenses	11,349	6,812
Income tax payable	4,035	2,768
Current portion of notes payable	4,575	4,446
Current portion of operating lease liability	7,641	6,989
Current portion of finance lease liability	577	743
Current portion of contingent consideration	2,600	2,600
Other current liabilities	303	345
Total current liabilities	187,664	143,477
Notes payable, net of current portion	66,719	24,000
Operating lease liability, net of current portion	37,776	34,899
Finance lease liability, net of current portion	1,223	1,809
Contingent consideration, net of current portion	2,930	4,663
Deferred income taxes	6,482	4,021
Other long-term liabilities	—	89
Total long-term liabilities	115,130	69,481
Total liabilities	302,794	212,958
Commitments and contingencies (Note 16)		
Equity:		
Common stock, $0.001 par value, 100,000,000 shares authorized; 51,265,543 and 50,832,205 shares issued, and 48,740,935 and 49,930,389 shares outstanding, respectively	33	32
Additional paid-in capital	106,146	104,228
Treasury stock, at cost, 2,524,608 and 901,816 shares, respectively	(16,004)	(4,658)
Retained earnings	104,998	60,534
Accumulated other comprehensive (loss) income	(796)	1,141
Total Radiant Logistics, Inc. stockholders' equity	194,377	161,277
Non-controlling interest	180	293
Total equity	194,557	161,570
Total liabilities and equity	$ 497,351	$ 374,528

The accompanying notes are an integral part of these consolidated financial statements.

RADIANT LOGISTICS, INC.
Consolidated Statements of Comprehensive Income

(In thousands, except share and per share data)		Year Ended June 30,		
		2022		2021
				(as restated)
Revenues	$	1,459,419	$	899,812
Operating expenses:				
Cost of transportation and other services		1,153,134		678,406
Operating partner commissions		121,937		95,141
Personnel costs		72,242		55,352
Selling, general and administrative expenses		34,000		23,718
Depreciation and amortization		18,716		16,642
Change in fair value of contingent consideration		767		4,350
Total operating expenses		1,400,796		873,609
Income from operations		58,623		26,203
Other (expense) income				
Interest income		23		18
Interest expense		(3,214)		(2,549)
Foreign currency transaction gain (loss)		718		(189)
Change in fair value of interest rate swap contracts		1,840		(594)
Gain on forgiveness of debt		—		5,987
Other		193		704
Total other (expense) income		(440)		3,377
Income before income taxes		58,183		29,580
Income tax expense		(12,692)		(5,951)
Net income		45,491		23,629
Less: net income attributable to non-controlling interest		(1,027)		(519)
Net income attributable to Radiant Logistics, Inc.	$	44,464	$	23,110
Other comprehensive (loss) income				
Foreign currency translation (loss) gain		(1,937)		696
Comprehensive income	$	43,554	$	24,325
Income per share:				
Basic	$	0.90	$	0.46
Diluted	$	0.88	$	0.45
Weighted average common shares outstanding:				
Basic		49,570,594		49,890,945
Diluted		50,736,582		51,208,295

The accompanying notes are an integral part of these consolidated financial statements.

RADIANT LOGISTICS, INC.
Consolidated Statements of Changes in Equity

RADIANT LOGISTICS, INC. STOCKHOLDERS' EQUITY

(In thousands, except share and per share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock	Retained Earnings (as restated)	Accumulated Other Comprehensive Income (Loss)	Total Radiant Logistics, Inc. Stockholders' Equity (as restated)	Non-Controlling Interest	Total Equity (as restated)
Balance as of June 30, 2020	49,555,639	$ 32	$ 102,214	$ (2,749)	$ 37,424	$ 445	$ 137,366	$ 809	$ 138,175
Repurchase of common stock	(268,969)	—	—	(1,909)	—	—	(1,909)	—	(1,909)
Issuance of common stock upon vesting of restricted stock awards, net of taxes withheld and paid	155,046	—	(334)	—	—	—	(334)	—	(334)
Issuance of common stock upon exercise of stock options, net of taxes withheld and paid	488,673	—	1,277	—	—	—	1,277	—	1,277
Distribution to non-controlling interest	—	—	—	—	—	—	—	(1,035)	(1,035)
Share-based compensation	—	—	1,071	—	—	—	1,071	—	1,071
Net income, as restated	—	—	—	—	23,110	—	23,110	519	23,629
Other comprehensive income	—	—	—	—	—	696	696	—	696
Balance as of June 30, 2021, as restated	49,930,389	$ 32	$ 104,228	$ (4,658)	$ 60,534	$ 1,141	$ 161,277	$ 293	$ 161,570
Issuance of common stock to shareholders of acquired business	40,000	—	244	—	—	—	244	—	244
Repurchase of common stock	(1,622,792)	—	—	(11,346)	—	—	(11,346)	—	(11,346)
Issuance of common stock upon vesting of restricted stock awards, net of taxes withheld and paid	158,942	1	(392)	—	—	—	(391)	—	(391)
Issuance of common stock upon exercise of stock options, net of taxes withheld and paid	234,396	—	268	—	—	—	268	—	268
Distribution to non-controlling interest	—	—	—	—	—	—	—	(1,140)	(1,140)
Share-based compensation	—	—	1,798	—	—	—	1,798	—	1,798
Net income	—	—	—	—	44,464	—	44,464	1,027	45,491
Other comprehensive loss	—	—	—	—	—	(1,937)	(1,937)	—	(1,937)
Balance as of June 30, 2022	48,740,935	$ 33	$ 106,146	$ (16,004)	$ 104,998	$ (796)	$ 194,377	$ 180	$ 194,557

The accompanying notes are an integral part of these consolidated financial statements.

45

RADIANT LOGISTICS, INC.
Consolidated Statements of Cash Flows

(In thousands)		Year Ended June 30,		
		2022		2021 (as restated)
OPERATING ACTIVITIES:				
Net income	$	45,491	$	23,629
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES				
Share-based compensation		1,798		1,071
Amortization of intangible assets		11,385		10,120
Depreciation and amortization of property, technology, and equipment		7,331		6,522
Deferred income tax benefit		(2,603)		(3,392)
Amortization of debt issuance costs		500		522
Change in fair value of contingent consideration		767		4,350
Gain on forgiveness of debt		—		(5,987)
Other		2,151		(251)
CHANGES IN OPERATING ASSETS AND LIABILITIES:				
Accounts receivable		(55,079)		(43,939)
Contract assets		(14,739)		(28,679)
Income tax receivable/payable		(885)		3,633
Prepaid expenses, deposits, and other assets		(1,322)		115
Operating lease right-of-use assets		8,808		7,557
Accounts payable		26,429		39,846
Operating partner commissions payable		3,666		5,934
Accrued expenses and other liabilities		1,251		504
Operating lease liability		(8,695)		(7,455)
Payment of contingent consideration		(1,377)		—
Net cash provided by operating activities		24,877		14,100
INVESTING ACTIVITIES:				
Payments to acquire Navegate, Inc., net of cash acquired		(38,400)		—
Purchases of property, technology, and equipment		(7,464)		(11,431)
Proceeds from sale of property, technology, and equipment		186		358
Net cash used for investing activities		(45,678)		(11,073)
FINANCING ACTIVITIES:				
Proceeds from revolving credit facility		116,144		6,371
Repayment of revolving credit facility		(68,619)		(21,371)
Repayments of notes payable and finance lease liability		(5,102)		(4,721)
Proceeds from sale of common stock		244		—
Repurchases of common stock		(11,346)		(1,909)
Payments of contingent consideration		(1,123)		(2,027)
Distribution to non-controlling interest		(1,140)		(1,035)
Proceeds from exercise of stock options		407		1,446
Payments of employee tax withholdings related to vesting of restricted stock awards		(392)		(334)
Payments of employee tax withholdings related to cashless exercise of stock options		(139)		(169)
Net cash provided by (used for) financing activities		28,934		(23,749)
Effect of exchange rate changes on cash, cash equivalents, and restricted cash		2,590		(367)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH		10,723		(21,089)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR		14,344		35,433
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF YEAR	$	25,067	$	14,344
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:				
Cash and cash equivalents	$	24,442	$	13,696
Long-term restricted cash		625		648
Total cash, cash equivalents, and restricted cash, end of period	$	25,067	$	14,344
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Income taxes paid	$	16,524	$	6,520
Interest paid	$	2,639	$	2,021

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental disclosure of non-cash investing and financing activities:

During the twelve months ended June 30, 2021, Paycheck Protection Program (the "PPP") Loans totaling $5,925 were forgiven, including $62 of interest previously accrued.

The accompanying notes are an integral part of these consolidated financial statements.

RADIANT LOGISTICS, INC.
Notes to the Consolidated Financial Statements
(Dollars in thousands, except share and per share data)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Radiant Logistics, Inc., and its consolidated subsidiaries (the "Company", "we" or "us"), operates as a third-party logistics company, providing technology-enabled global transportation and value-added logistics solutions primarily in the United States and Canada. We service a large and diversified account base across a range of industries and geographies, which we support from an extensive network of operating locations across North America as well as an integrated international service partner network located in other key markets around the globe. We provide these services through a multi-brand network, which includes over 100 operating locations. Included in these operating locations are a number of independent agents, who we also refer to as our "strategic operating partners" that operate exclusively on our behalf, and approximately 25 Company-owned offices. As a third-party logistics company, we have a vast carrier network of asset-based transportation companies, including motor carriers, railroads, airlines and ocean lines in our carrier network.

Through its operating locations across North America, the Company offers domestic and international air and ocean freight forwarding services and freight brokerage services, including truckload services, less than truckload services, and intermodal services, which is the movement of freight in trailers or containers by combination of truck and rail. The Company's primary transportation services involve arranging shipments, on behalf of its customers, of materials, products, equipment, and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL and UPS, including arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. We also provide other value-added logistics services including materials management and distribution services (collectively, "Materials Management and Distribution" or "MM&D" services), and customs house brokerage ("CHB") services to complement our core transportation service offering.

On December 3, 2021, the Company acquired Navegate, Inc. Refer to Note 18 for details on the business combination.

The COVID-19 pandemic continues to impact our business operations and financial results. Although the effects have lessened over time, there is uncertainty in the nature and degree of its continued effects over time with new strains frequently being discovered and additional booster shots being recommended. As the world continues to respond to COVID-19, we continue to follow guidelines ensuring the safety of our employees, while striving to protect the health and well-being of the communities in which we operate.

Comments and discussion as well as all financials and other data presented here have been updated to reflect the restatement adjustments detailed in Note 2 to the consolidated financial statements, Restatement of Previously Issued Consolidated Financial Statements (the "Restatement Footnote").

NOTE 2 - RESTATEMENT OF PREVIOUSLY ISSUED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JUNE 30, 2021

As further described below, (i) our audited consolidated financial statements for the fiscal year ended June 30, 2021, and (ii) our unaudited consolidated financial statements covering the quarterly reporting periods during fiscal year 2021, consisting of the quarters ended September 30, 2020, December 31, 2020, March 31, 2021; and (iii) our unaudited consolidated financial statements covering the quarterly reporting periods during fiscal year 2022, consisting of September 30, 2021, December 31, 2021, and March 31, 2022 have been restated to reflect the correction of material errors. For restatement information on these interim periods, see Note 20, Quarterly Financial Data (Unaudited and Restated).

Restatement Background

The need for the restatement arose out of the results of certain financial analysis the Company performed in the course of preparing its fiscal year-end 2022 consolidated financial statements. Principally, in response to its December 2021 cyber event, which is discussed in Note 19, the Company completed a detailed lookback analysis to compare its estimated accrued in-transit revenues and related costs, primarily, purchased transportation and applicable commission expenses, to its actual customer invoicing, related transportation costs and other costs subsequently recorded. In the course of its analysis of the information gathered through the lookback process, the Company detected differences between the estimated accrued amounts and the actual revenues and expenses recorded due primarily to errors in the underlying shipment information that was used to calculate the original estimates of the accrued amounts. Management and the Audit and Executive Oversight Committee have concluded that, in the ordinary course of closing its financial books and records, the Company previously inadvertently excluded certain shipments for in-transit revenues and associated costs from the appropriate periods as required under GAAP. Therefore, the Company misstated gross revenues, associated costs, and related assets and liabilities during the Restatement Periods.

Restatement Adjustments

The Company inadvertently excluded certain in-transit revenues and associated costs, which led to accounting adjustments to correct errors identified as part of the revenue lookback process. The following table summarizes the effect of the errors on the Company's consolidated balance sheet as of June 30, 2021 and consolidated statement of comprehensive income and consolidated statement of cash flows for the fiscal year ended June 30, 2021:

(In thousands)	June 30, 2021 As Previously Reported	Adjustment	June 30, 2021 As Restated
Contract assets	$ 27,753	$ 17,287	$ 45,040
Total current assets	176,310	17,287	193,597
Total assets	357,241	17,287	374,528
Accounts payable	87,941	15,768	103,709
Operating partner commissions payable	13,779	1,286	15,065
Accrued expenses	6,801	11	6,812
Income tax payable	2,713	55	2,768
Total current liabilities	126,357	17,120	143,477
Total liabilities	195,838	17,120	212,958
Retained earnings	60,367	167	60,534
Total equity	161,403	167	161,570

(In thousands, except per share data)	Year Ended June 30, 2021 As Previously Reported	Adjustment	Year Ended June 30, 2021 As Restated
Revenues	$ 889,124	$ 10,688	$ 899,812
Cost of transportation and other services	668,299	10,107	678,406
Operating partner commissions	94,040	1,101	95,141
Personnel costs	55,378	(26)	55,352
Selling, general and administrative expenses	24,434	(716)	23,718
Income from operations	25,981	222	26,203
Income tax expense	(5,896)	(55)	(5,951)
Net income	23,462	167	23,629
Net income attributable to Radiant Logistics, Inc.	22,943	167	23,110
Income per share:			
Basic	$ 0.46	$ —	$ 0.46
Diluted	$ 0.45	$ —	$ 0.45

While the adjustments changed contract assets, accounts payable, and operating partner commissions payable line items in the consolidated cash flow statement, they did not have an impact on total net cash provided by operating activities, net cash used in investing activities, or net cash provided by (used for) financing activities.

(In thousands)	Year Ended June 30, 2021 As Previously Reported	Adjustment	Year Ended June 30, 2021 As Restated
OPERATING ACTIVITIES:			
Net income	$23,462	$167	$23,629
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES			
CHANGES IN OPERATING ASSETS AND LIABILITIES:			
Contract assets	(11,392)	(17,287)	(28,679)
Income tax receivable/payable	3,578	55	3,633
Accounts payable	24,078	15,768	39,846
Operating partner commissions payable	4,648	1,286	5,934
Accrued expenses, other liabilities, and operating lease liability	(6,962)	11	(6,951)
Net cash provided by operating activities	14,100	—	14,100

NOTE 3 - RECENT ACCOUNTING GUIDANCE

Recent Accounting Guidance Not Yet Adopted

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848)* and subsequent amendments to the initial guidance: ASU 2021-01, which provides temporary optional expedients and exceptions to the current guidance on contract modifications to ease the financial reporting burdens related to the expected market transition from London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. The amendments are effective as of March 12, 2020 and applies to contract modifications made before December 31, 2022. As of June 30, 2022, the Company has not utilized any of the expedients discussed within this ASU, however, it continues to assess its agreements to determine if LIBOR is included and if the expedients would be utilized through the allowed period of December 31, 2022.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* and subsequent amendments to the initial guidance: ASU 2018-19, 2019-04, 2019-05, 2020-03, and 2022-02 (collectively, Topic 326). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. Topic 326 is effective for the Company in the first quarter of fiscal year 2024. The Company is currently evaluating the impact of the standard on its consolidated financial statements and disclosures.

NOTE 4 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)   Principles of Consolidation

The consolidated financial statements include the accounts of Radiant Logistics, Inc. and its wholly-owned subsidiaries as well as a single variable interest entity, Radiant Logistics Partners, LLC ("RLP"), which is 40% owned by Radiant Global Logistics, Inc. ("RGL") and 60% owned by Radiant Capital Partners, LLC ("RCP", see Note 12), an entity owned by the Company's Chief Executive Officer. All significant intercompany balances and transactions have been eliminated.

Non-controlling interest in the consolidated balance sheets represents RCP's proportionate share of equity in RLP. Net income (loss) of non-wholly owned consolidated subsidiaries or variable interest entities is allocated to the Company and the holder(s) of the non-controlling interest in proportion to their percentage ownership.

b)   Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results reported in future periods may be based upon amounts that could differ from these estimates due to the inherent uncertainty involved in making estimates and risks and uncertainties, including uncertainty in the current economic environment due to COVID-19.

c)   Cash, Cash Equivalents, and Restricted Cash

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of highly liquid investments with original maturities of three months or less. Restricted cash includes five months interest in a debt service reserve account for a senior secured Canadian term loan, which will mature on April 1, 2024. The Company includes restricted cash along with the cash balance for presentation in the consolidated statement of cash flows.

d)   Accounts Receivable

The Company's receivables are recorded when billed and represent amounts owed by third-party customers, as well as amounts owed by strategic operating partners. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records an allowance for doubtful accounts to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The allowance for doubtful accounts is determined from the analysis of the aging of the accounts receivable, historical experience and knowledge of specific customers.

The Company derives a substantial portion of its revenue through independently owned strategic operating partner locations operating under various Company brands. Each strategic operating partner is responsible for some or all of the collection of the accounts related to the underlying customers being serviced by such strategic operating partner. To facilitate this arrangement, based on contractual agreements, certain strategic operating partners are required to maintain a bad debt reserve in the form of a security deposit with the Company. The Company charges each strategic operating partner's bad debt reserve account for any accounts receivable aged beyond 90 days along with any other amounts owed to the Company by strategic operating partners. However, the bad debt reserve account may carry a deficit balance when amounts charged to this reserve account exceed amounts otherwise available. In these circumstances, a deficit bad debt reserve account is recognized as a receivable in the Company's consolidated financial statements. Some strategic operating partners are not required to establish a bad debt reserve; however, they are still responsible to make up for any deficits and the Company may withhold all or a portion of future commissions payable to the strategic operating partner to satisfy any deficit balance. As of June 30, 2022, a number of the Company's strategic operating partners have a deficit balance in their bad debt reserve accounts. The Company expects to replenish these funds through the future business operations of these strategic operating partners or as their customers satisfy the amounts payable to the Company. However, to the extent any of these strategic operating partners were to cease operations or otherwise be unable to replenish these deficit accounts, the Company would be at risk of loss for any such amounts and generally would reserve for them.

e) Property, Technology, and Equipment

Property, technology, and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in other income or expense. Expenditures for maintenance, repairs and renewals of minor items are expensed as incurred. Major renewals and improvements are capitalized.

f) Goodwill

Goodwill represents the excess acquisition cost of an acquired entity over the estimated fair values assigned to the net tangible and identifiable intangible assets acquired. The Company performs its annual goodwill impairment test as of April 1 of each year or more frequently if facts or circumstances indicate that the carrying amount may not be recoverable. Based on the most recent annual impairment test, and further review by management, the Company concluded that there was no impairment.

An entity has the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount prior to performing a quantitative impairment test. The qualitative assessment evaluates various factors, such as macro-economic conditions, industry and market conditions, cost factors, relevant events and financial trends that may impact the fair value of the reporting unit. If it is determined that the estimated fair value of the reporting unit is more-likely-than-not less than its carrying amount, including goodwill, a quantitative assessment is required. Otherwise, no further analysis is required.

If a quantitative assessment is performed, a reporting unit's fair value is compared to its carrying value. A reporting unit's fair value is determined based upon consideration of various valuation methodologies, including the income approach, which utilizes projected future cash flows discounted at rates commensurate with the risks involved, and multiples of current and future earnings, and market approach, which utilizes a selection of guideline public companies. If the fair value of a reporting unit is less than its carrying amount, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit.

As of June 30, 2022 and 2021, management believes there are no indications of impairment.

g) Long-Lived Assets

Long-lived assets, such as property, technology, and equipment, and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company compares the undiscounted expected future cash flows to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent the carrying amount of the asset or asset group exceeds the fair value. Fair values of long-lived assets are determined through various techniques, such as applying probability weighted, expected present value calculations to the estimated future cash flows using assumptions a market participant would utilize or through the use of a third-party independent appraiser or valuation specialist. No impairment losses of long-lived assets were recorded during the years ended June 30, 2022 and 2021.

Intangible assets consist of customer related intangible assets, trade names and trademarks, and non-compete agreements arising from the Company's acquisitions. Customer related intangible assets are amortized using the straight-line method over periods of up to 15 years, trademarks and trade names are amortized using the straight-line method over periods of up to 15 years, and non-compete agreements are amortized using the straight-line method over periods of up to five years, developed technologies are amortized using the straight-line method over five years.

h)   Business Combinations

The Company accounts for business acquisitions using the acquisition method as required by FASB Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. The assets acquired and liabilities assumed in business combinations, including identifiable intangible assets, are recorded based upon their estimated fair values as of the acquisition date. The excess of the purchase price over the estimated fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. Acquisition expenses are expensed as incurred. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed as of the acquisition date, the estimates are inherently uncertain and subject to refinement.

The fair values of intangible assets are generally estimated using a discounted cash flow approach with Level 3 inputs. The estimate of fair value of an intangible asset is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To estimate fair value, the Company generally uses risk-adjusted cash flows discounted at rates considered appropriate given the inherent risks associated with each type of asset. The Company believes the level and timing of cash flows appropriately reflects market participant assumptions.

For acquisitions that involve contingent consideration, the Company records a liability equal to the fair value of the contingent consideration obligation as of the acquisition date. The Company determines the acquisition date fair value of the contingent consideration based on the likelihood of paying the additional consideration. The fair value is generally estimated using projected future operating results and the corresponding future earn-out payments that can be earned upon the achievement of specified operating objectives and financial results by acquired companies using Level 3 inputs and the amounts are then discounted to present value. These liabilities are measured quarterly at fair value, and any change in the fair value of the contingent consideration liability is recognized in the consolidated statements of comprehensive income. Amounts are generally due annually on November 1st, and 90 days following the quarter of the final earn-out period of each respective acquisition.

During the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in the consolidated statements of comprehensive income.

i)   Revenue Recognition

The Company's revenues are primarily from transportation services, which include providing for the arrangement of freight, both domestically and internationally, through modes of transportations, such as air freight, ocean freight, truckload, less than truckload and intermodal. The Company generates its transportation services revenue by purchasing transportation from direct carriers and reselling those services to its customers.

In general, each shipment transaction or service order constitutes a separate contract with the customer. A performance obligation is created once a customer agreement with an agreed upon transaction price exists. The transaction price is typically fixed and not contingent upon the occurrence or non-occurrence of any other event. The transaction price is generally due 30 to 45 days from the date of invoice. The Company's transportation transactions provide for the arrangement of the movement of freight to a customer's destination. The transportation services, including certain ancillary services, such as loading/unloading, freight insurance and customs clearance, that are provided to the customer represent a single performance obligation as these promises aren't distinct in the context of the contract. This performance obligation is satisfied over time and recognized in revenue upon the transfer of control of the services over the requisite transit period as the customer's goods move from point of origin to point of destination. The Company determines the period to recognize revenue in transit based upon the actual departure date and the delivery date, or estimated pick-up date based on the actual delivery date and estimated average transit period by mode. Determination of the transit period and the percentage of completion of the shipment as of the reporting date requires management to make judgments that affect the timing of revenue recognition. The Company has determined that revenue recognition over the transit period provides a reasonable estimate of the transfer of services to its customers as it depicts the pattern of the Company's performance under the contracts with its customers.

The Company also provides materials management and distribution ("MM&D") services for its customers under contracts generally ranging from a few months to five years and include renewal provisions. These MM&D service contracts provide for inventory management, order fulfilment and warehousing of the Customer's product and arrangement of transportation of the customer's product. The Company's performance obligations are satisfied over time as the customers simultaneously receive and consume the services provided by the Company as they are performed. The transaction price is based on the consideration specified in the contract with the customer and contains fixed and variable consideration. In general, the fixed consideration component of a contract represents reimbursement for facility and equipment costs incurred to satisfy the performance obligation and is recognized on a straight-line basis over the term of the contract. The variable consideration component is comprised of cost reimbursement per unit pricing for time and pricing for materials used and is determined based on cost plus a mark-up for hours of services provided and materials used and is recognized over time based on the level of activity volume.

Other services include primarily customs house brokerage ("CHB") services sold on a standalone basis as a single performance obligation. The Company recognizes revenue from this performance obligation at a point in time, which is the completion of the services. Duties and taxes collected from the customer and paid to the customs agent on behalf of the customers are excluded from revenue. The Company also captures revenue through fees related to the use of its technology platform. The Company's global trade management ("GTM") services revenue includes platform fees, operational fees, and purchase order management fees.

The Company uses independent contractors and third-party carriers in the performance of its transportation services. The Company evaluates who controls the transportation services to determine whether its performance obligation is to transfer services to the customer or to arrange for services to be provided by another party. The Company determined it acts as the principal for its transportation services performance obligation since it is in control of establishing the prices for the specified services, managing all aspects of the shipments process and assuming the risk of loss for delivery and collection. Such transportation services revenue is presented on a gross basis in the consolidated statements of comprehensive income.

The Company had certain major customers. For the year ended June 30, 2022, there were no customer whose revenue individually represented 5% or more of consolidated revenues. For the year ended June 30, 2021, there were no customer whose revenue individually represented 10% or more of consolidated revenues.

A summary of the Company's gross revenues disaggregated by major service lines and geographic markets (reportable segments), and timing of revenue recognition for the years ended June 30, 2022 and 2021, respectively, are as follows:

				Year Ended June 30, 2022				
(In thousands)		United States		Canada		Corporate/ Eliminations		Total
Major Service Lines:								
Transportation services	$	1,266,704	$	149,230	$	(1,428)	$	1,414,506
Value-added services [1]		16,329		28,584		—		44,913
Total	$	1,283,033	$	177,814	$	(1,428)	$	1,459,419
Timing of Revenue Recognition:								
Services transferred over time	$	1,275,452	$	177,814	$	(1,428)	$	1,451,838
Services transferred at a point in time		7,581		—		—		7,581
Total	$	1,283,033	$	177,814	$	(1,428)	$	1,459,419

				Year Ended June 30, 2021				
(In thousands)		United States		Canada		Corporate/ Eliminations		Total
		(as restated)						(as restated)
Major Service Lines:								
Transportation services	$	772,586	$	97,418	$	(489)	$	869,515
Value-added services [1]		8,887		21,410		—		30,297
Total	$	781,473	$	118,828	$	(489)	$	899,812
Timing of Revenue Recognition:								
Services transferred over time	$	779,109	$	118,828	$	(489)	$	897,448
Services transferred at a point in time		2,364		—		—		2,364
Total	$	781,473	$	118,828	$	(489)	$	899,812

[1]   Value-added services include MM&D, CHB, GTM and other services.

Practical Expedients

The Company has elected to not disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied as of the end of the period as the Company's contracts with its transportation customers have an expected duration of one year or less.

For the performance obligation to transfer MM&D services in contracts with customers, revenue is recognized in the amount for which the Company has the right to invoice the customer, as this amount corresponds directly with the value provided to the customer for the Company's performance completed to date.

The Company also applies the practical expedient that permits the recognition of employee sales commissions related to transportation services as an expense when incurred since the amortization period of such costs is less than one year. These costs are included in the consolidated statements of comprehensive income.

Contract Assets

Contract assets represent estimated amounts for which the Company has the right to consideration for the services provided while a shipment is still in-transit but for which it has not yet completed the performance obligation and has not yet invoiced the customer. Upon completion of the performance obligations, which can vary in duration based upon the method of transport and billing the customer, these amounts become classified within accounts receivable. Contract assets were $61,154 and $45,040 as of June 30, 2022 and June 30, 2021 (as restated), respectively.

Operating Partner Commissions

The Company enters into contractual arrangements with independent agents that operate, on behalf of the Company, an office in a specific location that engages primarily in arranging, domestic and international, transportation services. In return, the independent agent is compensated through the payment of sales commissions, which are based on individual shipments. The Company estimates and accrues the independent agent's commission obligation ratably as the goods are transferred to the customer.

j)   Defined Contribution Savings Plans

The Company has an employee savings plan under which the Company provides safe harbor matching contributions. For the years ended June 30, 2022 and 2021, the Company's contributions under the plan were $1,662 and $1,347, respectively.

k)   Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company records a liability for unrecognized tax benefits resulting from uncertain income tax positions taken or expected to be taken in an income tax return. Interest and penalties, if any, are recorded as a component of interest expense or other expense, respectively. Currently, the Company does not have any accruals for uncertain tax positions.

l)   Share-Based Compensation

The Company grants restricted stock awards, restricted stock units, performance unit awards, and stock options to certain directors, officers, and employees. The share-based compensation cost is measured at the grant date based on the fair value of the award and is expensed ratably over the vesting period. The fair value of each restricted stock and performance unit awards is the market price as of the grant date, and the fair value of each stock option grant is estimated as of the grant date using the Black-Scholes option pricing model. Determining the fair value of share-based awards at the grant date requires judgment about, among other things, stock volatility, the expected life of the award, and other inputs. The Company accounts for forfeitures as they occur. The Company issues new shares of common stock to satisfy option exercises and vesting of awards granted under its stock plans. Share-based compensation expense is reflected in the consolidated statements of comprehensive income as part of personnel costs.

m)   Basic and Diluted Income per Share Allocable to Common Stockholders

Basic income per common share is computed by dividing net income allocable to common stockholders by the weighted average number of common shares outstanding. Diluted income per common share is computed by dividing net income allocable to common stockholders by the weighted average number of common shares outstanding, plus the number of additional common shares that would have been outstanding if the potential common shares, such as restricted stock awards and stock options, had been issued and were considered dilutive.

n)   Foreign Currency Translation

For the Company's foreign subsidiaries that prepare financial statements in currencies other than U.S. dollars, the local currency is the functional currency. All assets and liabilities are translated at year-end exchange rates and all income statement amounts are translated at the weighted average rates for the period. Translation adjustments are recorded in accumulated other comprehensive (loss) income. Gains and losses on transactions of monetary items denominated in a foreign currency are recognized in other (expense) income in the consolidated statements of comprehensive income.

o)   Leases

The Company determines if an arrangement is a lease at inception. Assets and obligations related to operating leases are included in operating lease right-of-use ("ROU") assets; current portion of operating lease liability; and operating lease liability, net of current portion in our consolidated balance sheets. Assets and obligations related to finance leases are included in property, technology, and equipment, net; current portion of finance lease liability; and finance lease liability, net of current portion in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the incremental borrowing rate based on the information available at commencement date is used in determining the present value of lease payments. We use the implicit rate when readily determinable. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Annually, we perform an impairment analysis on ROU assets, and as of June 30, 2022, there was no impairment to ROU assets.

The Company's agreements with lease and non-lease components, are all each accounted for as a single lease component. For leases with an initial term of twelve months or less, the Company elected the exemption from recording ROU assets and lease liabilities for all leases that qualify, and records rent expense on a straight-line basis over the lease term. Expenses for these short-term leases for the fiscal years ended June 30, 2022 and 2021 are immaterial.

Certain of our leases include variable payments, which may vary based upon changes in facts or circumstances after the start of the lease. We exclude variable payments from lease ROU assets and lease liabilities, to the extent not considered fixed, and instead expense as incurred. Variable lease costs for the fiscal years ended June 30, 2022 and 2021 are immaterial.

p)   Derivatives

Derivative instruments are recognized as either assets or liabilities and measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For derivative instruments designated as cash flow hedges, gains and losses are initially reported as a component of other comprehensive (loss) income and subsequently recognized in earnings with the corresponding hedged item. Gains and losses representing hedge components excluded from the assessment of effectiveness are recognized in earnings. As of June 30, 2022 and 2021, the Company does not have any derivatives designated as hedges.

For derivative instruments that are not designated as hedges, gains and losses from changes in fair values are recognized in other (expense) income in the consolidated statements of comprehensive income.

q)   Treasury Stock

Treasury stock is reflected as a reduction of stockholders' equity at cost. As of June 30, 2022, there have been no reissuances of treasury stock.

r) Reclassifications of Previously Issued Financial Statements

Certain amounts for prior periods have been reclassified in the consolidated financial statements to conform to the current year presentation. There has been no impact on previously reported net income or shareholders' equity from such reclassifications.

NOTE 5 – EARNINGS PER SHARE

The computations of the numerator and denominator of basic and diluted income per share are as follows:

(In thousands, except share data)	Year Ended June 30,	
	2022	2021 (as restated)
Numerator:		
Net income attributable to Radiant Logistics, Inc.	$ 44,464	$ 23,110
Denominator:		
Weighted average common shares outstanding, basic	49,570,594	49,890,945
Dilutive effect of share-based awards	1,165,988	1,317,350
Weighted average common shares outstanding, diluted	50,736,582	51,208,295
Potentially dilutive common shares excluded	113,696	122,875

NOTE 6 – LEASES

The Company has operating and finance leases for office space, warehouse space, trailers, and other equipment. Lease terms expire at various dates through May 2032 with options to renew for varying terms at the Company's sole discretion. The Company has not included these options to extend or terminate in its calculation of right-or-use assets or lease liabilities as it is not reasonably certain to exercise these options.

In July 2022, the Company commenced a new lease for warehouse space in Calgary, Alberta with a 17-month lease term ending November 30, 2023. The Company also extended the lease for warehouse space in Delta, British Columbia and the lease for warehouse space in Brampton, Ontario for an additional 3 years ending October 31, 2025.

In August 2022, the Company commenced a new lease for warehouse space in Toronto, Ontario with an 18-month lease term ending January 31, 2024.

The components of lease expense were as follows:

(In thousands)	Year Ended June 30,	
	2022	2021
Operating:		
Operating lease cost	$ 10,202	$ 7,762
Financing:		
Amortization of leased assets	628	616
Interest on lease liabilities	101	137
Total finance lease cost	$ 729	$ 753

Supplemental cash flow information related to leases was as follows:

(In thousands)	Year Ended June 30,			
	2022		2021	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows arising from operating leases	$	8,695	$	7,455
Operating cash flows arising from finance leases		101		139
Financing cash flows arising from finance leases		732		716
Right-of-use assets obtained in exchange for new lease liabilities:				
Operating leases	$	11,968	$	33,089
Finance leases		—		38

Supplemental balance sheet information related to leases was as follows:

(In thousands)	June 30, 2022		June 30, 2021	
Operating lease:				
Operating lease right-of-use assets	$	41,111	$	39,022
Current portion of operating lease liability		7,641		6,989
Operating lease liability, net of current portion		37,776		34,899
Total operating lease liabilities	$	45,417	$	41,888
Finance lease:				
Property, technology, and equipment, net	$	2,039	$	2,663
Current portion of finance lease liability		577		743
Finance lease liability, net of current portion		1,223		1,809
Total finance lease liabilities	$	1,800	$	2,552
Weighted average remaining lease term:				
Operating leases		5.5 years		6.2 years
Finance leases		3.4 years		4.4 years
Weighted average discount rate:				
Operating leases		4.33%		4.05%
Finance leases		4.54%		4.75%

As of June 30, 2022, maturities of lease liabilities for each of the next five fiscal years ending June 30 and thereafter are as follows:

(In thousands)	Operating		Finance	
2023	$	10,406	$	645
2024		10,104		571
2025		8,716		540
2026		7,277		176
2027		6,748		—
2028		3,898		—
Thereafter		2,608		—
Total lease payments		49,757		1,932
Less imputed interest		(4,340)		(132)
Total lease liability	$	45,417	$	1,800

NOTE 7 – PROPERTY, TECHNOLOGY, AND EQUIPMENT

(In thousands)	Useful Life	June 30, 2022		June 30, 2021
Computer software	3 - 5 years	$ 26,324	$	23,967
Trailers and related equipment	3 - 15 years	6,639		6,902
Office and warehouse equipment	3 - 15 years	10,307		8,650
Leasehold improvements	(1)	7,588		5,595
Computer equipment	3 - 5 years	4,272		3,885
Furniture and fixtures	3 - 15 years	1,514		1,720
Property, technology, and equipment		56,644		50,719
Less: accumulated depreciation and amortization		(31,821)		(26,568)
Property, technology, and equipment, net		$ 24,823	$	24,151

(1)   The cost is amortized over the shorter of the lease term or useful life.

Depreciation and amortization expenses related to property, technology, and equipment were $7,331 and $6,522 for the years ended June 30, 2022 and 2021, respectively. Computer software includes approximately $1,032 and $568 of software in development as of June 30, 2022 and 2021, respectively.

NOTE 8 – GOODWILL AND INTANGIBLE ASSETS

Goodwill

The table below reflects the changes in the carrying amount of goodwill for the years ending June 30, 2022 and 2021:

(In thousands)		Total
Balance as of June 30, 2020	$	72,199
Foreign currency translation gain		383
Balance as of June 30, 2021	$	72,582
Acquisition		13,760
Adjustments		2,664
Foreign currency translation loss		(807)
Balance as of June 30, 2022	$	88,199

At June 30, 2022, the Company had $88,199 of goodwill; $67,226 is attributable to the U.S. reporting unit, while $20,973 is attributable to the Canadian reporting unit. The Company assesses goodwill for impairment annually as of April 1, or more frequently, if events and circumstances indicate impairment may have occurred.

We considered uncertainties including COVID-19 as part of our determination as to whether any triggering events occurred in the period after the most recent annual assessment of goodwill for impairment dated April 1, 2022, which would indicate an impairment of goodwill is more likely than not. Based on our assessment, there were no triggering events identified that would have an adverse impact on our business; and therefore, no impairment was identified for our goodwill as of June 30, 2022.

As additional facts and circumstances evolve, we continue to observe and assess our reporting units particularly as a direct consequence of the circumstances surrounding COVID-19. To the extent new information becomes available that impacts our results of operations and financial condition, we expect to revise our projections accordingly as our estimates of future net after-tax cash flows are highly dependent upon certain assumptions, including, but not limited to, the amount and timing of the economic recovery globally and nationally.

Furthermore, the evaluation of impairment of goodwill requires the use of estimates about future operating results. Changes in forecasted operations can materially affect these estimates, which could materially affect our results of operations and financial condition. The estimates of expected future cash flows require significant judgment and are based on assumptions we determined to be reasonable; however, they are unpredictable and inherently uncertain, including, estimates of future growth rates, operating margins and assumptions about the overall economic climate as well as the competitive environment within which we operate. There can be no assurance that our estimates and assumptions made for purposes of our impairment assessments as of the time of evaluation will prove to be accurate predictions of the future, especially in light of the uncertainty surrounding the COVID-19 pandemic. If our assumptions regarding business plans, competitive environments, or anticipated growth rates are not correct, we may be required to record non-cash impairment charges in future periods, whether in connection with our normal review procedures periodically, or earlier, if an indicator of an impairment is present prior to such evaluation.

Intangible Assets

The Company is in the process of rebranding certain trade names. We will rebrand certain trade names in connection with the Company's long-term growth strategy and make it more consistent across our business and better serve our customers. We will gradually phase out certain trade names and will predominantly use Radiant to refer to the Company. The rebranding has resulted in the reduction of the related useful lives of certain trade names and accelerated amortization expenses starting in June 2022 and to be completed in December 2022.

Intangible assets consisted of the following as of June 30, 2022 and 2021, respectively:

	June 30, 2022			
(In thousands)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer related	7.2 years	$ 114,974	$ (78,736)	$ 36,238
Trade names and trademarks	3.8 years	15,700	(7,670)	8,030
License	4.8 years	808	(424)	384
Developed technology [1]	4.4 years	4,091	(477)	3,614
Covenants not to compete	2.6 years	1,433	(1,154)	279
		$ 137,006	$ (88,461)	$ 48,545

[1] Developed technology was acquired as one of the assets obtained in the acquisition of Navegate, Inc., which is described in Note 18.

	June 30, 2021			
(In thousands)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer related	4.2 years	$ 102,713	$ (70,490)	$ 32,223
Trade names and trademarks	8.8 years	14,280	(5,993)	8,287
License	5.8 years	839	(356)	483
Covenants not to compete	3.4 years	1,433	(1,022)	411
		$ 119,265	$ (77,861)	$ 41,404

Total amortization expense amounted to $11,385 and $10,120 for the years ended June 30, 2022 and 2021, respectively. Future amortization expense for each of the next five fiscal years ending June 30 are as follows:

(In thousands)	
2023	15,032
2024	9,854
2025	7,863
2026	3,078
2027	2,519

NOTE 9 – NOTES PAYABLE

Notes payable consist of the following:

(In thousands)	June 30, 2022	June 30, 2021
Revolving Credit Facility	$ 62,525	$ 15,000
Senior Secured Loans	8,902	13,690
Unamortized debt issuance costs	(133)	(244)
Total notes payable	71,294	28,446
Less: current portion	(4,575)	(4,446)
Total notes payable, net of current portion	$ 66,719	$ 24,000

Future maturities of notes payable for each of the next five fiscal years ending June 30 are as follows:

(In thousands)	
2023	4,575
2024	4,327
2025	62,525
Total	$ 71,427

Revolving Credit Facility

The Company entered into a $150,000 syndicated, revolving credit facility (the "Revolving Credit Facility") pursuant to a Credit Agreement dated on March 13, 2020. The Revolving Credit Facility was entered into with Bank of America Securities, Inc. as sole book runner and sole lead arranger, Bank of Montreal Chicago Branch, as lender and syndication agent, MUFG Union Bank, N.A as lender and documentation agent and Bank of America, N. A., KeyBank National Association and Washington Federal Bank, National Association as lenders (such named lenders are collectively referred to herein as "Lenders").

The Revolving Credit Facility has a term of five years, matures on March 13, 2025, and is collateralized by a first-priority security interest in the accounts receivable and other assets of the Company. Borrowings under the Revolving Credit Facility accrue interest (at the Company's option), at the Lenders' base rate plus 1.00% or LIBOR plus 2.00% and can be subsequently adjusted based on the Company's consolidated leverage ratio under the facility at the Lenders' base rate plus 1.00% to 1.75% or LIBOR plus 2.00% to 2.75%. As of June 30, 2022 and 2021, the interest rates used were 3.50% and 2.10%, respectively.

The Revolving Credit Facility includes a $50,000 accordion feature to support future acquisition opportunities. For general borrowings under the Revolving Credit Facility, the Company is subject to the maximum consolidated leverage ratio of 3.00 and minimum consolidated fixed charge coverage ratio of 1.25. Additional minimum availability requirements and financial covenants apply in the event the Company seeks to use advances under the Revolving Credit Facility to pursue acquisitions or repurchase its common stock. As of June 30, 2022, the borrowings outstanding on the Revolving Credit Facility was $62,525 and the Company was in compliance with all of its covenants. The company entered into a $200,000 syndicated, the revolving credit facility (the "Credit Facility") pursuant to a Credit Agreement dated as of August 5, 2022. See Note 21 for additional information.

Senior Secured Loans

In connection with the Company's acquisition of Radiant Canada (formerly, Wheels International Inc.), Radiant Canada obtained a CAD$29,000 senior secured Canadian term loan from Fiera Private Debt Fund IV LP ("FPD IV" formerly, Integrated Private Debt Fund IV LP) pursuant to a CAD$29,000 Credit Facilities Loan Agreement. The Company and its U.S. and Canadian subsidiaries are guarantors of the Radiant Canada obligations thereunder. The loan matures on April 1, 2024 and accrues interest at a rate of 6.65% per annum. The Company is required to maintain five months interest in a debt service reserve account to be controlled by FPD IV. As of June 30, 2022, the amount of $625 is recorded as long-term restricted cash in the accompanying consolidated financial statements. The Company made interest-only payments for the first twelve months followed by monthly principal and interest payments of CAD$390 that will be paid through maturity. As of June 30, 2022, $6,264, was outstanding under this term loan.

In connection with the Company's acquisition of Lomas, Radiant Canada obtained a CAD$10,000 senior secured Canadian term loan from Fiera Private Debt Fund V LP (formerly, Integrated Private Debt Fund V LP) pursuant to a CAD$10,000 Credit Facilities Loan Agreement. The Company and its U.S. and Canadian subsidiaries are guarantors of the Radiant Canada obligations thereunder. The loan matures on June 1, 2024 and accrues interest at a fixed rate of 6.65% per annum. The loan repayment consists of monthly principal and interest payments of CAD$149. As of June 30, 2022, $2,638 was outstanding under this term loan.

The loans may be prepaid in whole at any time providing the Company gives at least 30 days prior written notice and pays the difference between (i) the present value of the loan interest and the principal payments foregone discounted at the Government of Canada Bond Yield for the term from the date of prepayment to the maturity date, and (ii) the face value of the principal amount being prepaid.

The covenants of the Revolving Credit Facility, described above, also apply to the FPD IV and FPD V term loans. As of June 30, 2022, the Company was in compliance with all of its covenants. Restatement described in Note 2 and Note 20 has no impact on the Company's compliance with debt covenant ratios. Although the restatement delayed the process of providing audited financial statements to the lender, a waiver was received to extend the period within which the audited financial statements may be submitted to the lender.

NOTE 10 – DERIVATIVES

All derivatives are recognized on the Company's consolidated balance sheets at their fair values and consist of interest rate swap contracts at June 30, 2022 and 2021. On March 20, 2020, and effective April 17, 2020, Radiant entered into an interest rate swap contract with Bank of America to trade variable interest cash inflows at one-month LIBOR for a $20,000 notional amount, for fixed interest cash outflows at 0.635%. On April 1, 2020, and effective April 2, 2020, Radiant entered into an interest rate swap contract with Bank of America to trade the variable interest cash inflows at one-month LIBOR for a $10,000 notional amount, for fixed interest cash outflows at 0.5865%. Both interest rate swap contracts mature and terminate on March 13, 2025.

The Company uses an interest rate swap for the management of interest rate risk exposure, as the interest rate swap effectively converts a portion of the Company's Revolving Credit Facility from a floating to a fixed rate. The interest rate swap is an agreement between the Company and Bank of America to pay, in the future, a fixed-rate payment in exchange for Bank of America paying the Company a variable payment. The net payment obligation is based on the notional amount of the swap contract and the prevailing market interest rates. The Company may terminate the swap contract prior to its expiration date, at which point a realized gain or loss would be recognized. The value of the Company's commitment would increase or decrease based primarily on the extent to which interest rates move against the rate fixed for each swap. As of June 30, 2022, the derivative instruments had a total notional amount of $30,000 and a fair value of $1,846 recorded in deposits and other assets in the consolidated balance sheets. As of June 30, 2021, the derivative instruments had a total notional amount of $30,000 and a fair value of $6 recognized in deposits and other assets on the consolidated balance sheets. Both interest rate swap contracts are not designated as hedges; gains and losses from changes in fair value are recognized in other (expense) income in the consolidated statements of comprehensive income. See Note 13 for discussion of fair value of the derivative instruments.

NOTE 11 – STOCKHOLDERS' EQUITY

The Company is authorized to issue 5,000,000 shares of preferred stock, par value at $0.001 per share and 100,000,000 shares of common stock, $0.001 per share. No shares of preferred stock are issued or outstanding at June 30, 2022 or 2021.

Common Stock

The Company's board of directors authorized the repurchase of up to 5,000,000 shares of the Company's common stock through December 31, 2023. Under the stock repurchase program, the Company is authorized to repurchase, from time-to-time, shares of its outstanding common stock in the open market at prevailing market prices or through privately negotiated transactions as permitted by securities laws and other legal requirements. The program does not obligate the Company to repurchase any specific number of shares and could be suspended or terminated at any time without prior notice. Under this repurchase program, the Company purchased 1,622,792 shares of its common stock at an average cost of $6.99 per share for an aggregate cost of $11,346 during the fiscal year ended June 30, 2022. During the fiscal year ended June 30, 2021, the Company purchased 268,969 shares of its common stock at an average cost of $7.10 per share for an aggregate cost of $1,909.

NOTE 12 – VARIABLE INTEREST ENTITY AND RELATED PARTY TRANSACTIONS

RLP is owned 40% by RGL and 60% by RCP, a company for which the Chief Executive Officer of the Company is the sole member. RLP is a certified minority business enterprise that was formed for the purpose of providing the Company with a national accounts strategy to pursue corporate and government accounts with diversity initiatives. RCP's ownership interest entitles it to 60% of the profits and distributable cash, if any, generated by RLP. The operations of RLP are intended to provide certain benefits to the Company, including expanding the scope of services offered by the Company and participating in supplier diversity programs not otherwise available to the Company. In the course of evaluating and approving the ownership structure, operations and economics emanating from RLP, a committee consisting of the independent Board members of the Company, considered, among other factors, the significant benefits provided to the Company through association with a minority business enterprise, particularly as many of the Company's largest current and potential customers have a need for diversity offerings. In addition, the committee concluded that the economic relationship with RLP was on terms no less favorable to the Company than terms generally available from unaffiliated third parties.

Certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered variable interest entities. The Company has power over significant activities of RLP including the fulfillment of its contracts and financing its operations. Additionally, the Company also pays expenses and collects receivables on behalf of RLP. Thus, the Company is the primary beneficiary, RLP qualifies as a variable interest entity, and RLP is consolidated in these consolidated financial statements.

RLP recorded $1,712 and $865 in net income for the fiscal years ended June 30, 2022 and 2021, respectively. RCP's distributable share was $1,027 and $519 for the years ended June 30, 2022 and 2021, respectively. The non-controlling interest recorded as a reduction of net income available to common stockholders in the consolidated statements of comprehensive income represents RCP's distributive share.

The following table summarizes the balance sheets of RLP:

(In thousands)	June 30,			
	2022		2021	
ASSETS				
Accounts receivable - Radiant Global Logistics, Inc.	$	319	$	488
Prepaid expenses and other current assets		3		1
	$	322	$	489
LIABILITIES AND PARTNERS' CAPITAL				
Accrued expenses	$	22	$	2
Partners' capital		300		487
	$	322	$	489

NOTE 13 – FAIR VALUE MEASUREMENT

The accounting guidance for fair value, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The framework for measuring fair value consists of a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based upon whether such inputs are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions made by the reporting entity. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The fair value measurement level within the hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:

- Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

- Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost); and
- Income approach: Techniques to convert future amounts to a single present amount based upon market expectations, including present value techniques, option-pricing and excess earning models.

Items Measured at Fair Value on a Recurring Basis

The following table sets forth the Company's financial assets (liabilities) measured at fair value on a recurring basis:

(In thousands)	Fair Value Measurements as of June 30, 2022	
	Level 3	Total
Contingent consideration	$ (5,530)	$ (5,530)
Interest rate swap contracts (derivatives)	1,846	1,846

	Fair Value Measurements as of June 30, 2021	
	Level 3	Total
Contingent consideration	$ (7,263)	$ (7,263)
Interest rate swap contracts (derivatives)	6	6

The following table provides a reconciliation of the financial assets (liabilities) measured at fair value using significant unobservable inputs (Level 3):

(In thousands)	Contingent Consideration	Interest rate swap contracts (derivatives)
Balance as of June 30, 2020	$ (4,940)	$ 600
Contingent consideration paid	2,027	—
Change in fair value	(4,350)	(594)
Balance as of June 30, 2021	$ (7,263)	$ 6
Contingent consideration paid	2,500	—
Change in fair value	(767)	1,840
Balance as of June 30, 2022	$ (5,530)	$ 1,846

The Company has contingent obligations to transfer cash payments and equity shares to former shareholders of acquired operations in conjunction with certain acquisitions if specified operating results and financial objectives are met over the next fiscal year. Contingent consideration is measured quarterly at fair value, and any change in the fair value of the contingent liability is included in the consolidated statements of comprehensive income. The change in fair value in each period is principally attributable to a net increase in management's estimates of future earn-out payments through the remainder of the earn-out periods.

The Company uses projected future financial results based on recent and historical data to value the anticipated future earn-out payments. To calculate fair value, the future earn-out payments were then discounted using Level 3 inputs. The Company has classified the contingent consideration as Level 3 due to the lack of relevant observable market data over fair value inputs. The Company believes the discount rate used to discount the earn-out payments reflects market participant assumptions. Changes in assumptions and operating results could have a significant impact on the earn-out amount, up to a maximum of $5,973 through earn-out periods measured through January 2023, although there are no maximums on certain earn-out payments.

For contingent consideration the following table provides quantitative information about the significant unobservable inputs used in fair value measurement:

(In thousands)	Fair Value	Valuation Methodology	Unobservable Inputs	
Contingent consideration	$ (5,530)	Discounted cash flows	Actual and projected EBITDA over three-year earnout period	> $14,400
			Risk adjusted discount rate	12%

As discussed in Note 10, derivative instruments are carried at fair value on the consolidated balance sheets. Interest rate swap contracts are included in deposits and other assets on June 30, 2022 and 2021.

Fair Value of Financial Instruments

The carrying values of the Company's cash equivalents, receivables, contract assets, accounts payable, commissions payable, accrued expenses, and the income tax receivable and payable approximate the fair values due to the relatively short maturities of these instruments. The carrying value of the Company's Revolving Credit Facility and notes payable would not differ significantly from fair value (based on Level 2 inputs) if recalculated based on current interest rates. During the fiscal years ended June 30, 2022 and 2021, there were no transfers of financial instruments between Level 1, 2, and 3.

NOTE 14 – INCOME TAXES

The significant components of income tax expense (benefit) are as follows:

		Year ended June 30,	
(In thousands)		2022	2021
			(as restated)
Current:			
Federal	$	8,802	$ 4,916
State		1,545	1,722
Foreign		4,948	2,705
Total current		15,295	9,343
Deferred:			
Federal		(2,243)	(3,516)
State		(350)	(619)
Foreign		(10)	743
Total deferred		(2,603)	(3,392)
Total income tax expense	$	12,692	$ 5,951

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company's income tax expense:

		Year ended June 30,	
(In thousands)		2022	2021
			(as restated)
Income tax expense at U.S. statutory rate (21%)	$	12,219	$ 6,212
State income taxes, net of federal benefit		944	758
Foreign tax rate differential		842	896
Permanent differences		59	25
Stock-based compensation		(233)	(294)
PPP loan forgiveness		—	(1,218)
GILTI & FDII		(698)	(425)
Other, net		(441)	(3)
Total income tax expense	$	12,692	$ 5,951

The Company's effective tax rate for the fiscal year ended June 30, 2022 is higher than the U.S. federal statutory rate primarily due to state income taxes and the jurisdictional mix of the Company's income before taxes offset by the windfall benefit from exercise of stock options and the benefit from foreign-derived intangible income. The Company's effective tax rate for the fiscal year ended June 30, 2021 is lower than the U.S. federal statutory rate primarily due to PPP loan forgiveness, benefit from foreign-derived intangible income and windfall benefit from exercise of stock options.

Significant components of deferred tax assets and liabilities are as follows:

| (In thousands) | June 30, | |
	2022	2021
Deferred tax assets (liabilities):		
Allowance for doubtful accounts	$ 594	$ 323
Accruals	1,155	842
Share-based compensation	1,254	1,209
Operating lease liabilities	11,985	11,049
Operating lease ROU asset	(11,114)	(10,541)
Property, technology, and equipment basis differences	(2,792)	(2,980)
Goodwill deductible for tax purposes	(3,156)	(492)
Intangible assets	(3,044)	(2,816)
Other, net	(1,364)	(615)
Net deferred tax liabilities	$ (6,482)	$ (4,021)

As a result of the Navegate, Inc. acquisition, the Company recorded $5,139 of deferred tax liabilities in the purchase price allocation described in Note 18.

The Company and its wholly-owned U.S. subsidiaries file a consolidated Federal income tax return. The Company also files unitary or separate returns in various state, local and non-U.S. jurisdictions based on state, local and non-U.S. filing requirements. The Company was under examination by the U.S. Internal Revenue Service (the "IRS") for the tax year ending June 30, 2018. In January 2021, the IRS issued a letter confirming that the audit was complete and there were no findings as a result. Tax years that remain subject to examination by the IRS are the years ended June 30, 2019 through June 30, 2022. Tax years that remain subject to examination by state authorities are the years ended June 30, 2018 through June 30, 2022. Tax years that remain subject to examination by non-U.S. authorities are the periods ended December 31, 2016 through June 30, 2022. Occasionally acquired entities have tax years that differ from the Company and are still open under the relevant statute of limitations and therefore are subject to potential adjustment. The Company does not have any material uncertain tax benefits.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was enacted and signed into law. The CARES Act, among other things, includes tax provisions relating to refundable payroll tax credits, deferment of employer's social security payments, net operating loss utilization and carryback periods, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property (QIP). The Company did not pay income tax in most jurisdictions from funds recovered under the Paycheck Protection Program of the CARES Act in May of 2020. Otherwise, the CARES Act did not have a material impact on the Company's income tax provision for the year ended June 30, 2021.

NOTE 15 – SHARE-BASED COMPENSATION

On November 17, 2021, the Company's stockholders, upon recommendation of the Board of the Company, approved the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan (the "2021 plan") at the 2021 annual meeting of stockholders. The Board previously approved the 2021 Plan, subject to approval by the Company's stockholders, on September 27, 2021.

The 2021 plan became effective immediately upon approval by the Company's stockholders and will expire on November 16, 2031, unless terminated earlier by the Board. The 2021 plan replaces the 2012 Radiant Logistics, Inc. Stock Option and Performance Award Plan (the "2012 plan"). The remaining shares available for grant under the 2012 plan will roll over into the 2021 plan, and no new awards will be granted under the 2012 plan. The terms of the 2012 plan, as applicable, will continue to govern awards outstanding under the 2012 plan, until exercised, expired, paid or otherwise terminated or canceled. Other than the 2021 plan, we have no other equity compensation plans under which equity awards can be granted.

The 2021 plan will permit the Company's Audit and Executive Oversight Committee to grant to eligible employees, non-employee directors and consultants of the Company non-statutory and incentive stock options, stock appreciation rights (also known as SARs), restricted stock awards, restricted stock units (also known as RSUs), deferred stock units (also known as DSUs), performance awards, non-employee director awards, other cash-based awards and other stock-based awards. Subject to adjustment, the maximum number of shares of our common stock to be authorized for issuance under the 2021 Plan is 3,250,000 shares, plus (i) shares of our common stock remaining available for issuance under the 2012 plan as of the date of stockholder approval of the 2021 plan, but not subject to outstanding awards as of such date, plus (ii) the number of additional shares of our common stock subject to awards outstanding under the 2012 plan as of the date of stockholder approval of the 2021 plan that are subsequently forfeited, cancelled, expire or otherwise terminate without the issuance of such shares of our common stock after such date (which may otherwise be returned and available for grant under the term of the 2021 plan).

Restricted Stock Awards

During the years ended June 30, 2022 and 2021, the Company recognized share-based compensation expense related to restricted stock awards, including performance awards, of $1,728 and $1,039, respectively. As of June 30, 2022, the Company had approximately $3,248 of total unrecognized share-based compensation cost for restricted stock awards and performance unit awards. Such costs are expected to be recognized over a weighted average period of approximately 1.93 years.

The following table summarizes restricted stock award activity, including performance unit awards, under the plans:

	Number of Units	Weighted Average Grant Date Fair Value
Unvested balance as of June 30, 2021	704,581	$ 5.10
Vested	(219,836)	4.63
Granted	522,281	6.94
Forfeited	(44,028)	5.77
Unvested balance as of June 30, 2022	962,998	$ 6.17

In January 2022, the Company awarded a total of 244,529 performance unit awards to a number of executive officer participants. These performance unit awards will be vested and paid out based upon the achievement of three-year, pre-established, company and individual performance goals.

Stock Options

Stock options are granted at exercise prices equal to the fair value of the common stock at the date of the grant and have a term of ten years. Generally, grants under each plan vest 20% annually over a five-year period from the date of grant. For the years ended June 30, 2022 and 2021, the Company recognized share-based compensation expense related to stock options of $70 and $32, respectively. The aggregate intrinsic value of options exercised was $1,407 and $1,920, respectively for the years ended June 30, 2022 and 2021. As of June 30, 2022, the Company had approximately $280 of total unrecognized share-based compensation cost for stock options. Such costs are expected to be recognized over a weighted average period of approximately 3.93 years.

The following table summarizes stock option activity under the plans:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding as of June 30, 2021	1,414,442	$ 3.73	3.56	$ 4,573
Exercised	(303,308)	2.52	—	1,407
Forfeited	(6,050)	5.52	—	—
Outstanding as of June 30, 2022	1,105,084	$ 4.06	3.09	$ 3,719
Exercisable as of June 30, 2022	1,025,084	$ 3.79	2.63	$ 3,719

There were no stock options granted during the year ended June 30, 2022. For the year ended June 30, 2021, the weighted average fair value per share of stock options granted was $3.53. The fair value of each stock option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended June 30, 2021
Risk-free interest rate	1.08%
Expected term	6.5 years
Expected volatility	47.50 - 47.97%
Expected dividend yield	0.00%

The following table summarizes outstanding and exercisable options by exercise price range as of June 30, 2022:

	Outstanding Options				Exercisable Options			
Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In thousands)	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (In thousands)
$1.50 - $1.99	104,820	$ 1.91	1.03	$ 578	104,820	$ 1.91	1.03	$ 578
$2.00 - $2.49	6,362	2.21	1.33	33	6,362	2.21	1.33	33
$2.50 - $2.99	50,000	2.75	1.67	233	50,000	2.75	1.67	233
$3.00 - $3.49	263,801	3.15	2.70	1,127	263,801	3.15	2.70	1,127
$3.50 - $3.99	110,000	3.76	3.38	403	110,000	3.76	3.38	403
$4.00 - $4.49	149,609	4.13	2.52	492	149,609	4.13	2.52	492
$4.50 - $4.99	254,586	4.58	2.64	723	254,586	4.58	2.64	723
$5.00 - $5.49	55,906	5.21	2.84	124	55,906	5.21	2.84	124
$5.50 - $5.99	—	—	—	—	—	—	—	—
$6.00 - $6.49	—	—	—	—	—	—	—	—
$6.50 - $6.99	10,000	6.77	3.08	6	10,000	6.77	3.08	6
$7.00 - $7.49	100,000	7.45	8.93	—	20,000	7.45	8.93	—
	1,105,084	$ 4.06	3.09	$ 3,719	1,025,084	$ 3.79	2.63	$ 3,719

NOTE 16 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in various claims and legal actions arising in the ordinary course of business. The Company records accruals for estimated losses relating to claims and lawsuits when available information indicates that a loss is probable and the amount of the loss, or range of loss, can be reasonably estimated. Legal expenses are expensed as incurred. There were no potentially material legal proceedings as of June 30, 2022.

On December 8, 2021, the Company detected a ransomware incident impacting certain of the Company's operational and information technology systems. While the Company's systems recovery efforts are complete, and the Company's operations are fully functional, the incident did result in a loss of revenue as well as certain incremental costs. In addition, following an extensive forensic investigation by a full team of cybersecurity experts, the Company confirmed that some data extraction related to the Company's customers and employees occurred from the Company's servers before the Company took its systems offline. We notified law enforcement, provided notice to customers apprising them of the situation and are providing any notices that may be required by applicable law related to potential Personal Identifiable Information (PII data) exposure. Although the Company acted promptly and as efficiently as possible any failure of the Company to comply with data privacy or other laws and regulations related to this event could result in claims, legal or regulatory proceedings, inquiries, or investigations.

Contingent Consideration and Earn-out Payments

The Company's agreements with respect to previous acquisitions contain future consideration provisions, which provide for the selling equity owners to receive additional consideration if specified operating objectives and financial results are achieved in future periods. Earn-out payments are generally due annually on November 1st, and 90 days following the quarter of the final earn-out period for each respective acquisition.

The following table represents the estimated discounted earn-out payments to be paid in each of the following fiscal years ended June 30:

(In thousands)	2023		2024		Total	
Earn-out payments:						
Cash	$	2,479	$	3,051	$	5,530
Total estimated earn-out payments	$	2,479	$	3,051	$	5,530

NOTE 17 – OPERATING SEGMENT INFORMATION

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker or decision-making group in making decisions regarding allocation of resources and assessing performance. The Company's chief operating decision-maker is the Chief Executive Officer. The Company has two operating and reportable segments: United States and Canada.

The Company evaluates the performance of the segments primarily based on their respective revenues and income from operations. In addition, the Company includes the costs of the Company's executives, board of directors, professional services, such as legal and consulting, amortization of intangible assets, and certain other corporate costs associated with operating as a public company as Corporate.

As of and for Year Ended June 30, 2022 (In thousands)	United States		Canada		Corporate/ Eliminations		Total	
Revenues	$	1,283,033	$	177,814	$	(1,428)	$	1,459,419
Income from operations		56,406		18,569		(16,352)		58,623
Other income (expense)		678		233		(1,351)		(440)
Income before income taxes		57,084		18,802		(17,703)		58,183
Depreciation and amortization		5,651		3,509		9,556		18,716
Total assets		403,844		93,507		—		497,351
Property, technology, and equipment, net		11,606		13,217		—		24,823
Goodwill		67,226		20,973		—		88,199

As of and for Year Ended June 30, 2021 (In thousands)	United States (as restated)		Canada		Corporate/ Eliminations		Total (as restated)	
Revenues	$	781,473	$	118,828	$	(489)	$	899,812
Income from operations		35,479		11,982		(21,258)		26,203
Other income (expense)		676		(162)		2,863		3,377
Income before income taxes		36,155		11,820		(18,395)		29,580
Depreciation and amortization		3,929		2,586		10,127		16,642
Total assets		308,199		66,329		—		374,528
Property, technology, and equipment, net		12,734		11,417		—		24,151
Goodwill		50,801		21,781		—		72,582

NOTE 18 - BUSINESS COMBINATION

On December 3, 2021, and effective as of November 30, 2021, the Company entered into a Stock Purchase Agreement, pursuant to which it acquired all of the issued and outstanding common shares of Navegate, Inc. ("Navegate"), a Minnesota based, privately held company from Saltspring Capital, LLC. Navegate is a technology-enabled supply chain management and third-party logistics services company that combines a robust digital platform and decades of expertise to manage international, cross-border, and domestic freight from purchase order to final delivery. Navegate's combination of tech-enabled services, customs brokerage expertise, and a full complement of international and domestic services significantly reduces costs and leads to better compliance and risk mitigation for its customers. Navegate will operate as a wholly owned subsidiary of Radiant Logistics, Inc. The goodwill recognized is attributable to expanded service lines and geographic footprint. The acquisition of Navegate was accounted for as purchases of a business under ASC 805 *Business Combinations*.

As consideration for the acquisition, the Company paid $35,000 in cash upon closing. The transaction was financed through proceeds received from the Company's existing credit facility. The preliminary fair value estimates for the assets acquired and liabilities assumed are based upon preliminary calculations and valuations. A net working capital settlement of $3,852 was finalized in the third quarter of fiscal year 2022 and was paid to Saltspring Capital, LLC. The aggregate purchase price of $38,852 was allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition.

The following table summarizes the fair value of the consideration transferred for the acquisitions and the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the acquisition date:

(In thousands)	Preliminary Purchase Price Allocation	Adjustments	Final Purchase Price Allocation
Cash	$ 35,000	$ —	$ 35,000
Net working capital adjustment	—	3,852	3,852
Current assets	19,187	—	19,187
Technology and equipment, net	1,434	—	1,434
Intangible assets	17,834	1,188	19,022
Other long-term assets	1,621	—	1,621
Liabilities assumed	(18,836)	—	(18,836)
Total identifiable net assets	21,240	1,188	22,428
Goodwill	13,760	2,664	16,424
	$ 35,000	$ 3,852	$ 38,852

The fair values of the intangible assets were estimated by the Company with the assistance of valuation specialists. The fair value was estimated using a discounted cash flow approach with Level 3 inputs. Under this method, an intangible asset's fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, the Company used risk-adjusted cash flows discounted at rates considered appropriate given the inherent risks associated with each type of asset. The Company believes the level and timing of cash flows appropriately reflect market participant assumptions. The goodwill is recorded in the U.S. operating segment and is expected to be deductible for income tax purposes over a period of 15 years.

Intangible assets that were acquired and their respective useful lives are as follows:

(In thousands)	Preliminary Purchase Price Allocation	Adjustments	Final Purchase Price Allocation	Useful Life
Customer related	$ 12,392	$ 910	$ 13,302	14.9 years
Developed technology	3,942	149	4,091	4.9 years
Trade name	1,500	129	1,629	9.9 years
	$ 17,834	$ 1,188	$ 19,022	

The seven-month results of operations from Navegate, including $92,392 of revenues, were included in the consolidated financial statements. Navegate results were immaterial to the condensed consolidated financial statements and thus no proforma presentation was necessary.

NOTE 19 – RANSOMWARE INCIDENT

Some of the Company's systems were affected by a ransomware incident that encrypted information on its systems and disrupted customer and employee access to its applications and services. The Company immediately took steps to isolate the impact and prevent additional systems from being affected, including taking its network offline as a precaution. Promptly upon our detection of this incident, we initiated response and containment protocols and our security teams, supplemented by leading cyber defense firms, worked to remediate this incident. We notified law enforcement, contacted our customers to apprise them of the situation and will provide any notices that may be required by applicable law.

We undertook extensive efforts to identify, contain and recover from this incident quickly and securely. We systematically brought our information systems back online in a controlled, phased approach. Our teams worked to maintain our business operations and minimize the impact on our customers, operating partners, and employees.

The total ransomware incident related costs were $684 for the year ended June 30, 2022. These costs were primarily comprised of various third-party consulting services including forensic experts, legal counsel, and other IT professional expenses including additional software.

NOTE 20 - QUARTERLY FINANCIAL DATA (UNAUDITED AND RESTATED)

The Company is providing restated quarterly and year-to-date unaudited consolidated financial information for interim periods occurring within the year ended June 30, 2021, and the nine-months ended March 31, 2022. See Note 2, Restatement of Previously Issued Consolidated Financial Statements for further background concerning the events preceding the restatement of financial information in this Comprehensive Form 10-K.

The restated consolidated balance sheet line items for the first through the third fiscal quarters of 2022 are as follows:

	Originally Reported			Adjustment			Restated		
(In thousands)	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Contract assets	$ 32,625	$ 73,268	$ 59,894	$ 30,571	$ 33,580	$ 13,992	$ 63,196	$ 106,848	$ 73,886
Total current assets	208,187	284,767	342,536	30,571	33,580	13,992	238,758	318,347	356,528
Total assets	383,074	490,575	554,934	30,571	33,580	13,992	413,645	524,155	568,926
Accounts payable	98,374	136,309	164,932	29,212	32,675	14,489	127,586	168,984	179,421
Operating partner commissions payable	15,645	19,395	16,038	382	502	178	16,027	19,897	16,216
Accrued expenses	7,162	10,588	11,512	49	20	(34)	7,211	10,608	11,478
Income tax payable	134	1,411	4,271	227	94	(157)	361	1,505	4,114
Total current liabilities	136,669	184,013	212,193	29,870	33,291	14,476	166,539	217,304	226,669
Total liabilities	217,088	321,282	369,749	29,870	33,291	14,476	246,958	354,573	384,225
Retained earnings	67,446	74,394	88,733	701	289	(484)	68,147	74,683	88,249
Total equity	165,986	169,293	185,185	701	289	(484)	166,687	169,582	184,701

The restated line items of the consolidated statements of comprehensive income for the three-month periods ended September 30, 2021; December 31, 2021; and March 31, 2022 are as follows:

	Originally Reported			Adjustment			Restated		
(In thousands, except per share data)	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Revenues	$286,115	$332,768	$460,899	$13,283	$3,010	$(19,589)	$299,398	$335,778	$441,310
Cost of transportation and other services	221,233	261,179	376,036	13,447	3,461	(18,187)	234,680	264,640	357,849
Operating partner commissions	28,465	31,049	31,311	(904)	120	(325)	27,561	31,169	30,986
Personnel costs	15,616	16,688	19,907	37	(29)	(54)	15,653	16,659	19,853
Income from operations	9,759	10,598	18,497	703	(542)	(1,023)	10,462	10,056	17,474
Income tax expense	(2,229)	(2,646)	(4,527)	(173)	133	251	(2,402)	(2,513)	(4,276)
Net income	7,165	7,024	15,095	530	(409)	(772)	7,695	6,615	14,323
Net income attributable to Radiant Logistics, Inc.	7,079	6,948	14,339	530	(409)	(772)	7,609	6,539	13,567
Income per share:									
Basic	$0.14	$0.14	$0.29	$0.01	$(0.01)	$(0.02)	$0.15	$0.13	$0.27
Diluted	$0.14	$0.14	$0.28	$0.01	$(0.01)	$(0.01)	$0.15	$0.13	$0.27

The restated line items of the consolidated statements of comprehensive income for the six-month period ended December 31, 2021; and nine-month period ended March 31, 2022 are as follows:

	Originally Reported		Adjustment		Restated	
	Six Months Ended	Nine Months Ended	Six Months Ended	Nine Months Ended	Six Months Ended	Nine Months Ended
(In thousands, except per share data)	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022
Revenues	$618,884	$1,079,783	$16,292	$(3,297)	$635,176	$1,076,486
Cost of transportation and other services	482,411	858,447	16,909	(1,278)	499,320	857,169
Operating partner commissions	59,514	90,825	(784)	(1,109)	58,730	89,716
Personnel costs	32,304	52,211	8	(46)	32,312	52,165
Income from operations	20,355	38,853	163	(861)	20,518	37,992
Income tax expense	(4,874)	(9,402)	(41)	211	(4,915)	(9,191)
Net Income	14,189	29,284	121	(651)	14,310	28,633
Net income attributable to Radiant Logistics, Inc.	14,027	28,366	121	(651)	14,148	27,715
Income per share:						
Basic	$0.28	$0.57	$—	$(0.02)	$0.28	$0.55
Diluted	$0.28	$0.56	$—	$(0.01)	$0.28	$0.55

While the adjustments changed contract assets, accounts payable, and operating partner commissions payable line items in the consolidated cash flow statements, they did not have an impact on total net cash provided by operating activities, net cash used in investing activities, or net cash provided by (used for) financing activities for any of the applicable periods.

The restated line items of the consolidated cash flow statements for the three-months ended September 30, 2021; six-month period ended December 31, 2021; and nine-month period ended March 31, 2022 are as follows:

	Originally Reported			Adjustment			Restated		
	Three Months Ended September 30, 2021	Six Months Ended December 31, 2021	Nine Months Ended March 31, 2022	Three Months Ended September 30, 2021	Six Months Ended December 31, 2021	Nine Months Ended March 31, 2022	Three Months Ended September 30, 2021	Six Months Ended December 31, 2021	Nine Months Ended March 31, 2022
(In thousands)									
OPERATING ACTIVITIES:									
Net income	$7,165	$14,189	$29,284	$530	$121	$(651)	$7,695	$14,310	$28,633
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH (USED FOR) OPERATING ACTIVITIES									
CHANGES IN OPERATING ASSETS AND LIABILITIES:									
Contract assets	(4,897)	(44,123)	(30,725)	(13,283)	(16,293)	3,296	(18,180)	(60,416)	(27,429)
Income tax receivable/payable	(2,583)	(3,421)	(553)	173	40	(211)	(2,410)	(3,381)	(764)
Accounts payable	10,055	40,952	69,832	13,447	16,908	(1,279)	23,502	57,860	68,553
Operating partner commissions payable	1,866	5,616	2,259	(904)	(784)	(1,109)	962	4,832	1,150
Accrued expenses, other liabilities, and operating lease liability	(1,528)	(2,467)	(4,980)	37	8	(46)	(1,491)	(2,459)	(5,026)
Net cash (used for) operating activities	(15,797)	(19,652)	(6,938)	—	—	—	(15,797)	(19,652)	(6,938)

The restated consolidated balance sheet line items for the fiscal quarters during 2021 are as follows:

(In thousands)	Originally Reported			Adjustment			Restated		
	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Contract assets	$17,684	$21,651	$26,038	$5,176	$6,031	$13,589	$22,860	$27,682	$39,627
Income tax receivable	974	—	—	64	—	—	1,038	—	—
Total current assets	134,463	146,787	160,964	5,240	6,031	13,589	139,703	152,818	174,553
Total assets	288,862	300,208	328,354	5,240	6,031	13,589	294,102	306,239	341,943
Accounts payable	72,277	76,620	84,597	4,669	5,513	12,657	76,946	82,133	97,254
Operating partner commissions payable	10,781	13,519	12,294	784	47	1,384	11,565	13,566	13,678
Accrued expenses	7,944	6,618	7,705	(14)	23	(23)	7,930	6,641	7,682
Income tax payable	—	384	357	—	110	(105)	—	494	252
Total current liabilities	103,791	110,594	119,180	5,439	5,693	13,913	109,230	116,287	133,093
Total liabilities	150,328	154,972	177,331	5,439	5,693	13,913	155,767	160,665	191,244
Retained earnings	40,512	44,324	49,308	(199)	338	(324)	40,313	44,662	48,984
Total equity	138,534	145,236	151,023	(199)	338	(324)	138,335	145,574	150,699

The restated line items of the consolidated statements of comprehensive income for the three-month periods ended September 30, 2020; December 31, 2020; and March 31, 2021 are as follows:

(In thousands, except per share data)	Originally Reported			Adjustment			Restated		
	Q1	Q2	Q3	Q1	Q2	Q3	Q1	Q2	Q3
Revenues	$175,877	$218,805	$236,532	$(1,423)	$855	$7,558	$174,454	$219,660	$244,090
Cost of transportation and other services	129,911	163,504	179,732	(991)	843	7,144	128,920	164,347	186,876
Operating partner commissions	18,589	24,036	23,761	598	(736)	1,337	19,187	23,300	25,098
Personnel costs	12,777	13,735	14,229	(51)	37	(46)	12,726	13,772	14,183
Selling, general and administrative expenses	5,654	5,568	6,688	(715)	—	—	4,939	5,568	6,688
Income from operations	4,787	6,027	5,448	(264)	711	(877)	4,523	6,738	4,571
Income tax expense	(1,078)	(1,402)	(976)	65	(174)	215	(1,013)	(1,576)	(761)
Net income	3,229	3,888	5,061	(199)	537	(662)	3,030	4,425	4,399
Net income attributable to Radiant Logistics, Inc.	3,088	3,812	4,984	(199)	537	(662)	2,889	4,349	4,322
Income per share:									
Basic	$0.06	$0.08	$0.10	$—	$0.01	$(0.01)	$0.06	$0.09	$0.09
Diluted	$0.06	$0.07	$0.10	$—	$0.02	$(0.02)	$0.06	$0.09	$0.08

The restated line items of the consolidated statements of comprehensive income for the six-month period ended December 31, 2020; and nine-month period ended March 31, 2021 are as follows:

(In thousands, except per share data)	Originally Reported		Adjustment		Restated	
	Six Months Ended December 31, 2020	Nine Months Ended March 31, 2021	Six Months Ended December 31, 2020	Nine Months Ended March 31, 2021	Six Months Ended December 31, 2020	Nine Months Ended March 31, 2021
Revenues	$ 394,682	$ 631,214	$ (568)	$ 6,990	$ 394,114	$ 638,204
Cost of transportation and other services	293,416	473,148	(149)	6,995	293,267	480,143
Operating partner commissions	42,625	66,386	(138)	1,199	42,487	67,585
Personnel costs	26,512	40,741	(14)	(60)	26,498	40,681
Selling, general and administrative expenses	11,224	17,910	(717)	(715)	10,507	17,195
Income from operations	10,812	16,261	449	(429)	11,261	15,832
Income tax expense	(2,479)	(3,455)	(110)	105	(2,589)	(3,350)
Net Income	7,117	12,178	338	(324)	7,455	11,854
Net income attributable to Radiant Logistics, Inc.	6,900	11,884	338	(324)	7,238	11,560
Income per share:						
Basic	$ 0.14	$ 0.24	$ 0.01	$ —	$ 0.15	$ 0.24
Diluted	$ 0.14	$ 0.23	$ 0.01	$ —	$ 0.15	$ 0.23

While the adjustments changed contract assets, accounts payable, and operating partner commissions payable line items in the consolidated cash flow statements, they did not have an impact on total net cash provided by operating activities, net cash used in investing activities, or net cash provided by (used for) financing activities for any of the applicable periods.

The restated line items of the consolidated cash flow statements for the three-months ended September 30, 2020; six-month period ended December 31, 2020; and nine-month period ended March 31, 2021 are as follows:

(In thousands)	Originally Reported			Adjustment			Restated		
	Three Months Ended September 30, 2020	Six Months Ended December 31, 2020	Nine Months Ended March 31, 2021	Three Months Ended September 30, 2020	Six Months Ended December 31, 2020	Nine Months Ended March 31, 2021	Three Months Ended September 30, 2020	Six Months Ended December 31, 2020	Nine Months Ended March 31, 2021
OPERATING ACTIVITIES:									
Net income	$3,229	$7,117	$12,178	$(199)	$338	$(324)	$3,030	$7,455	$11,854
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES									
CHANGES IN OPERATING ASSETS AND LIABILITIES:									
Contract assets	(1,364)	(5,312)	(9,688)	(5,176)	(6,031)	(13,589)	(6,540)	(11,343)	(23,277)
Income tax receivable/payable	(185)	1,204	1,197	(64)	110	(105)	(249)	1,314	1,092
Accounts payable	7,453	12,355	20,530	4,669	5,513	12,657	12,122	17,868	33,187
Operating partner commissions payable	1,650	4,387	3,162	784	47	1,384	2,434	4,434	4,546
Accrued expenses, other liabilities, and operating lease liability	(377)	(3,518)	(4,221)	(14)	23	(23)	(391)	(3,495)	(4,244)
Net cash provided by operating activities	13,444	1,913	3,699	—	—	—	13,444	1,913	3,699

NOTE 21 - SUBSEQUENT EVENTS

Revolving Credit Facility

The Company entered into a $200,000 syndicated, revolving credit facility (the "Credit Facility") pursuant to a Credit Agreement dated as of August 5, 2022. The Credit Facility was entered into with Bank of America, N.A. and BMO Capital Markets Corp. as joint book runners and joint lead arrangers, Bank of America, N.A. as Administrative Agent, Swingline Lender and Letter of Credit Issuer, Bank of Montreal as syndication agent, KeyBank National Association and MUFG Union Bank, N.A. as co-documentation agents and Bank of America, N. A., Bank of Montreal, KeyBank National Association, MFUG Union Bank, N.A. and Washington Federal Bank, National Association as lenders (such named lenders are collectively referred to herein as "Lenders"). This replaces the $150,000 Revolving Credit Facility dated March 13, 2020, disclosed within Note 9.

The Credit Facility has a term of five years and is collateralized by a first-priority security interest in the accounts receivable and other assets of the Company and the guarantors named below on a parity basis with the security interest held by Fiera Private Debt Fund IV LP and Fiera Private Debt Fund V LP described below. Borrowings under the Credit Facility accrue interest (at the Company's option), at a) the Lenders' base rate plus 0.75% and can be subsequently adjusted based on the Company's consolidated net leverage ratio under the facility at the Lenders' base rate plus 0.5% to 1.50%: b) Term SOFR plus 1.65% and can be subsequently adjusted based on the Company's consolidated net leverage ratio under the facility at Term SOFR plus 1.40% to 2.40%; and c) Term SOFR Daily Floating Rate plus 1.65% and can be subsequently adjusted based on the Company's consolidated net leverage ratio under the facility at Term SOFR Daily Floating Rate plus 1.40% to 2.40%. The guarantors of the Credit Facility are Adcom Express, Inc., Radiant Road & Rail, Inc., DBA Distribution Services, Inc., Radiant Trade Services, Inc., Radiant Transportation Services, Inc., Radiant Off-Shore Holdings LLC, Service by Air, Inc., International Freight Systems (of Oregon), Inc., Green Acquisition Company, Inc., Highways & Skyways, Inc., Radiant Global Logistics (CA), Inc., On Time Express, Inc., Radiant Customs Services, Inc., 2062698 Ontario Inc., Radiant Global Logistics (Canada) Inc., Radiant Logistics Global Services, Inc., Navegate, Inc., Radiant World Trade Services, Inc., Centrade, Inc., Navegate Logistics, Ltd., Radiant Logistics Domestic Services, Inc., Navegate Domestic, LLC, and Radiant Logistics Partners, LLC.

The Credit Facility includes a $75,000 accordion feature to support future acquisition opportunities. For general borrowings under the Credit Facility, the Company is subject to the maximum consolidated net leverage ratio of 3.00 and minimum consolidated interest coverage ratio of 3.00. Additional minimum availability requirements and financial covenants apply in the event the Company seeks to use advances under the Credit Facility to pursue acquisitions or repurchase its common stock. Restatement described in Note 2 and Note 20 has no impact on the Company's compliance with debt covenant ratios. Although the restatement delayed the process of providing audited financial statements to the Lenders, a waiver was received to extend the period within which audited financial statements may be submitted to the Lenders.

Amendment and Restatement of Existing Fiera Private Debt Fund IV LP Term Loan and Existing Fiera Private Debt Fund V LP Term Loan

The Company currently has two term loan facilities outstanding; one with Fiera Private Debt Fund IV LP (formerly, Integrated Private Debt Fund IV LP), as lender, for CAD$29,000 and the other with Fiera Private Debt Fund V LP (formerly, Integrated Private Debt Fund V LP), as lender, for CAD$10,000. On August 5, 2022, concurrently with entering into the new Credit Facility, the Company amended and restated each such term loan to make the financial and other covenants in such term loans consistent with those contained in the new Credit Facility.

Leases

In July 2022, the Company commenced a new lease for warehouse space in Calgary, Alberta with a 17-month lease term ending November 30, 2023. The Company also extended the lease for warehouse space in Delta, British Columbia and the lease for warehouse space in Brampton, Ontario for an additional 3 years ending October 31, 2025.

In August 2022, the Company commenced a new lease for warehouse space in Toronto, Ontario with an 18-month lease term ending January 31, 2024.

In September 2022, the Company entered into a new lease for warehouse space in Brampton, Ontario commencing in November 2022. The lease term expires in January 2033.

In January 2023, the Company entered into an agreement to lease an additional floor at its office in Renton, Washington. The lease term expires in November 2033.

Total undiscounted future lease payments for the above-mentioned leases are approximately $34,931.

Rebranding of Trade Names

The Company is in the process of rebranding certain trade names. We will rebrand certain trade names in connection with the Company's long-term growth strategy and make it more consistent across our business and better serve our customers. We will gradually phase out certain trade names and will predominantly use Radiant to refer to the Company. The rebranding has resulted in the reduction of the related useful lives of certain trade names and accelerated amortization expenses starting in June 2022 and over the next fiscal year.

Acquisition of Cascade Enterprises of Minnesota, Inc.

On October 1, 2022, the Company acquired the assets and operations of its of Cascade Enterprises of Minnesota, Inc. ("Cascade") a Minneapolis, Minnesota based, privately held company that has operated under the Company's Airgroup brand since 2007. Cascade will continue to operate under the Airgroup brand through the remainder of 2022 and is expected to transition to the Radiant brand in early 2023 as Cascade is combined with existing Company owned operations in the Minneapolis and will be able to leverage the Company's global trade management platform to strengthen our purchase order and vendor management service offering. As consideration for the acquisition, the Company paid $3,250 in cash upon closing, and the seller is entitled to additional contingent consideration payable in subsequent periods based on future performance of the acquired operation.

The following table summarizes the fair value of the consideration transferred for the acquisitions and the allocation of the purchase price to the fair values of the assets acquired and liabilities assumed at the acquisition date:

(In thousands)	Purchase Price Allocation
Cash	$3,250
Contingent consideration	1,987
Deposits and other assets	3
Operating lease right-of-use asset	34
Intangible assets, net	3,468
Operating lease liability	(34)
Total identifiable net assets	3,471
Goodwill	1,766
	$5,237

The fair values of the intangible assets were estimated by the Company with the assistance of valuation specialists. The fair value was estimated using a discounted cash flow approach with Level 3 inputs. Under this method, an intangible asset's fair value is equal to the present value of the incremental after-tax cash flows (excess earnings) attributable solely to the intangible asset over its remaining useful life. To calculate fair value, the Company used risk-adjusted cash flows discounted at rates considered appropriate given the inherent risks associated with each type of asset. The Company believes the level and timing of cash flows appropriately reflect market participant assumptions. The goodwill is recorded in the U.S. operating segment and is expected to be deductible for income tax purposes over a period of 10 years.

Intangible assets acquired and their respective useful lives are estimated as follows:

(In thousands)	Purchase Price Allocation	Useful Life
Customer related	$3,468	10 years
	3,468	

The preliminary fair value estimates for the assets acquired and liabilities assumed are based upon preliminary calculations and valuations. The estimates and assumptions are subject to change as additional information is obtained for the estimates during the respective measurement periods (up to one year from the acquisition date). The primary areas of the preliminary estimates not yet finalized relate to identifiable intangible assets.

Repurchase of Common Stock

Pursuant to the stock repurchase program described in Note 11, we have purchased 839,864 shares of Common Stock subsequent to June 30, 2022 and through February 27, 2023 for a total cost of $5,000 inclusive of transaction costs, bringing the total Common Stock repurchased under the plan to 3,364,472 shares.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act) as of June 30, 2022, was carried out by our management under the supervision and with the participation of our CEO and CFO. This evaluation of disclosure controls and procedures determined that they were ineffective as of June 30, 2022 due to the existence of material weaknesses described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Internal Control — Integrated Framework (2013).

Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. Our internal control over financial reporting includes those policies and procedures, which:

   (i)   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

   (ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the U.S., and that receipts and expenditures of the Company are being made only in accordance with authorization of our management and directors; and

   (iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on management's assessment, utilizing the criteria of the 2013 COSO Framework, and on the restatement of previously issued consolidated financial statements discussed further in Note 2 in the consolidated financial statements, we concluded that, as of June 30, 2022, our internal controls over financial reporting were not effective due to the material weakness, discussed below, that existed as of June 30, 2022 and 2021.

We have excluded Navegate, Inc., since it was acquired during the current fiscal year, on December 3, 2021, from the assessment of the effectiveness of internal control over financial reporting as of June 30, 2022. Total assets and total revenues of Navegate, Inc. represent 5.8% and 6.3%, respectively, of the related consolidated financial statement amounts as of and for fiscal year ended June 30, 2022.

A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Material Weakness over Recording and Processing of Revenue Transactions and Remediation Efforts

As of June 30, 2021, we concluded that a material weakness existed in our internal control over financial reporting related to the recording and processing of revenues transactions, including the timing of the Company's estimated accrual of in-transit revenues and related costs. This material weakness relates to the conditions that led to the restatement of previously issued consolidated financial statements as discussed in Note 2 of the consolidated financial statements.

In response to this material weakness, the Company began taking corrective action during fiscal year 2022 to address the material weakness and provide reasonable assurance that future errors in revenue transactions would be prevented and/or detected in a timely manner. The Company's corrective actions included, but were not limited to, working with operating partners to understand their processes and controls, setting up additional communications with company owned and operating partner stations regarding revenue transactions, and performing additional review procedures at the corporate offices of revenue recorded at the stations.

As of June 30, 2022, remediation is on-going. As such, we concluded the Company does not have effective internal controls over the recording and processing of revenues. Specifically, the controls as currently designed are not sufficient to prevent or detect a material misstatement in revenues as the design of the controls lacks the level of precision necessary to ensure the completeness and accuracy of revenue.

The Company is again vigorously working to affect the appropriate corrective actions to remediate the material weakness during the fiscal year 2023 to strengthen our internal controls over the recording of revenues.

Remediation of Material Weaknesses Previously Reported

Information Technology General Controls

As of December 31, 2021, we concluded that a material weakness existed in our internal control over information technology general controls. In December 2021, the Company became aware that it was exposed to a cyber incident in its Information Technology environment which interrupted systems and affected operations. Management concluded that although there was no misstatement identified as a result of this issue, the controls related to our IT environment were not designed and/or operated effectively to prevent unauthorized access to our IT systems supporting financial information processing.

In response to this material weakness, the Company immediately engaged cyber security experts to assist management in remediating the IT general control material weakness. As a result of cyber security experts' evaluation, it was determined that the IT systems accessed were not in-scope systems for the Company's assessments of its internal controls over financial reporting. Under the guidance of the cyber security experts, the Company made technology investments to strengthen its Information Technology security infrastructure. Additionally, the Company implemented additional controls including, but not limited to, whitelisting known Internet Protocol (IP) addresses and implementing Multi-factor Authentication (MFA) to limit access to our network from unknown IP addresses.

Considering the measures taken and implemented by the Company, and the Company's review of the changes, Management has concluded that the material weakness over information technology general controls has been remediated as of June 30, 2022.

Operating Partner Commissions

As of June 30, 2021, we concluded that a material weakness existed in our internal control over financial reporting related to the calculation of operating partner commissions. Although there was no misstatement identified as a result of this issue, there was the potential that the controls in place at that time would not have prevented or detected a material misstatement in operating partner commissions as the design of the controls lacked the level of precision that ensures the completeness and accuracy of operating partner commissions. Specifically, the Company did not design and maintain effective controls to review in sufficient detail the commission rates utilized to pay operating partners.

In response to this material weakness, the Company took corrective action during fiscal year 2022 to address the material weakness and provide reasonable assurance that future errors in operating partner commissions would be prevented and/or detected in a timely manner. The Company's corrective actions included adding additional review procedures including: i). confirming operating partner commission rates directly with operating partners and/or agreeing rates to operating partner contracts to ensure the accuracy of commission rates used to calculate and pay operating partner commissions, and ii). enhancing control procedures to include the quarterly review of any changes made to an operating partner's commission rates.

Based on the measures taken and implemented, and the results of the Company's review of operating partner commission rates and changes, Management has concluded that the material weakness over operating partner commissions has been remediated as of June 30, 2022.

Changes in Internal Control over Financial Reporting

Except for the material weaknesses described above, there have not been any other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fiscal quarter ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

Set forth below are the names, ages, and positions of our current directors and executive officers as of February 27, 2023, and biographical information for each of our current directors and executive officers. There are no family relationships among any of our directors or executive officers.

Name	Age	Position with Radiant Logistics
Bohn H. Crain	59	Chairman of our Board of Directors and Chief Executive Officer
Richard P. Palmieri	69	Lead Independent Director
Michael Gould	58	Independent Director
Kristin Toth Smith	48	Independent Director
Todd E. Macomber	58	Senior Vice President and Chief Financial Officer
Arnold Goldstein	68	Senior Vice President and Chief Commercial Officer
John W. Sobba	66	Senior Vice President and General Counsel

Bohn H. Crain, age 59. Mr. Crain founded the Company and has served as our Chief Executive Officer and Chairman of our Board of Directors since October 2005. Mr. Crain brings approximately 25 years of industry and capital markets experience in transportation and logistics. Since January 2005, Mr. Crain has served as the Managing Member of Radiant Capital Partners, LLC, an entity he formed to execute a consolidation strategy in the transportation and logistics sector. Prior to founding Radiant, Mr. Crain served as the Executive Vice President and the Chief Financial Officer of Stonepath Group, Inc. from January 2002 until December 2004. In 2001, Mr. Crain served as the Executive Vice President and Chief Financial Officer of Schneider Logistics, Inc., a third-party logistics company, and from 2000 to 2001 he served as the Vice President and Treasurer of Florida East Coast Industries, Inc., a New York Stock Exchange listed company engaged in railroad and real estate businesses. Between 1989 and 2000, Mr. Crain held various vice president and treasury positions for CSX Corp., a Fortune 500 transportation company listed on the New York Stock Exchange, and several of its subsidiaries. Mr. Crain earned a Bachelor of Arts in Business Administration with an emphasis in Accounting from the University of Texas.

Richard P. Palmieri, age 69. Mr. Palmieri was appointed as a director in March 2014. He has been the Managing Partner of ANR Partners, LLC, a management and financial consulting firm, since 2012. Prior to this, from 2007 to 2012, Mr. Palmieri served as the President of Canon Financial Services, Inc., the captive finance subsidiary of Canon USA. From 2003 to 2006, he was the President of Schneider Financial Services, a financial services subsidiary of a large, privately held transportation and logistics company. From 1998 to 2003, he served as a Managing Director and co-head of the Transportation and Logistics investment banking group at Credit Suisse Group. From 1993 to 1998, he served as a Managing Director and co-head of the Transportation and Logistics investment banking group at Deutsche Securities. Before this, he served in various finance and management positions at several large companies, including Whirlpool Financial Corporation, PacifiCorp Credit and GE Capital. Mr. Palmieri received a Bachelor of Science in Accounting from Wagner College. As a result of these and other professional experiences, Mr. Palmieri possesses particular knowledge and experience in logistics and financial management that strengthen the Board's collective qualifications, skills, and experience.

Michael Gould, age 58. Mr. Gould was appointed as a director in July 2016. Mr. Gould is a seasoned information technology executive, currently serving as the Chief Operating Officer for Zonar Systems, a subsidiary of Continental, AG. Prior to Zonar Systems Mr. Gould served as Senior Vice President, Oracle Consulting in North America at Oracle Corporation. Prior to this, from 2008 to 2015, Mr. Gould led the Americas Technology Services Consulting Organization for Hewlett-Packard Company ("HP") as the Vice President and General Manager. Prior to HP, Mr. Gould served in various roles at Oracle, BearingPoint and BEA. He holds a Bachelor of Science degree in Mechanical Engineering from Texas A&M University and a Master of Business Administration from Santa Clara University. As a result of these and other professional experiences, Mr. Gould possesses particular knowledge and experience in management and technology that strengthen the Board's collective qualifications, skills and experience.

Kristin Toth Smith, age 48. Ms. Smith was appointed as a director in June 2021. She has been the President and Board Member at Fernished, Inc., a furniture and home décor subscription service, since January 2021 and held the position of Chief Operating Officer from August 2019 until December 2020. She previously held leadership positions at start-up ventures including Zulily, an omnichannel e-commerce platform and Dolly, an on-demand last-mile delivery and moving service, where she held the position of Chief Operating Officer from October 2015 to May 2019. Prior to her extensive startup experience, Smith led several teams at Amazon in operations and retail, including inbound transportation, same-day delivery, movies and television, and the demand side of the business of Amazon's digital music team, including Marketing, Product Management, Site Merchandising, Pricing, Business Development, and Design teams responsible for the launch of Amazon's digital music cloud-based offering. Before joining Amazon, Smith held various leadership positions at Dell Computer Corp., where she led various teams to build technology infrastructure and software for the radical re-design of desktop manufacturing and supply chain. She serves on a number of non-profit boards as well as several advisory boards for startups (mostly women-founded and -led companies). She is the Board Chair for University of Michigan's Center for Entrepreneurship, was a contributing author for Women in Tech (Sasquatch Books). She holds a Bachelor of Science in Engineering and Master of Science in Engineering in Industrial Engineering and Operations Research from the Tauber Institute for Global Operations at the University of Michigan, a Master of Science in Civil and Environmental Engineering from Massachusetts Institute of Technology, and a Master of Business Administration from Massachusetts Institute of Technology's Sloan School of Management through the Leaders for Global Operations fellowship program. As a result of these and other professional experiences, Ms. Smith possesses deep experience in transportation and logistics, with an emphasis on emerging e-commerce and last-mile platforms, that strengthen the Board's collective qualifications, skills, and experience.

Todd E. Macomber, age 58. Mr. Macomber has served as our Senior Vice President and Chief Financial Officer since March 2011, as our Senior Vice President and Chief Accounting Officer since August 2010, and as our Vice President and Corporate Controller since December 2007. Prior to joining us, Mr. Macomber served as Senior Vice President and Chief Financial Officer of Biotrace International, Inc., a subsidiary of Biotrace International PLC, an industrial microbiology company listed on the London Stock Exchange. Mr. Macomber earned a Bachelor of Arts, emphasis in Accounting from Seattle University.

Arnold Goldstein, age 68. Mr. Goldstein has served as our Senior Vice President and Chief Commercial Officer since June 30, 2016. Mr. Goldstein also has significant experience within the transportation industry, having served as Chief Operating Officer of Service by Air, which was acquired by the Company in June 2015, and in various leadership roles at Hellman World Wide Logistics from May 2006 to February 2015. Mr. Goldstein earned a Bachelor of Arts in Psychology from the University of Rhode Island and a Master of Business Administration from Bryant University.

John W. Sobba, age 66. Mr. Sobba has served as our Senior Vice President and General Counsel since May 2018. Prior to joining the Company, Mr. Sobba was in a private law practice from 2008 to 2018, handling a number of general commercial, real estate and business matters for clients within the technology, transportation, outdoor gear and apparel industries. Mr. Sobba was in the private practice of law with the law firms of Dorsey & Whitney and later with Foster Pepper, from 2004 through 2008. He earned a Bachelor of Arts degree from the University of Oregon, a Juris Doctor from Seattle University, a Master of Taxation from Boston University and a Master of Business Administration from the University of Washington.

Director Independence

Under the NYSE American continued listing standards, independent directors must comprise a majority of a listed company's board of directors. In addition, the NYSE American continued listing standards require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Audit committee members must also satisfy heightened independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (Exchange Act), and compensation committee members must satisfy heightened independence criteria set forth in the NYSE American rules. Under the NYSE American rules, a director will only qualify as an "independent director" if the company's board of directors affirmatively determines that the director has no material relationship with the company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has undertaken a review of its composition, the composition of its Board committees, and the independence of each director. Based upon information requested from and provided by each of our directors concerning his or her background, employment, and affiliations, including family relationships with us, our senior management, and our independent registered public accounting firm, the Board has determined that all but one of our directors, Bohn H. Crain, are independent directors under the standards established by the Securities and Exchange Commission (SEC) and the NYSE American. In making this determination, the Board considered the current and prior relationships that each non-employee director has with Radiant Logistics and all other facts and circumstances the Board deemed relevant in determining their independence.

Committees of the Board of Directors

We currently have one standing committee of the Board, the Audit and Executive Oversight Committee, which was formed in 2012. The Board may establish other Board committees as it deems necessary or appropriate from time to time.

Audit and Executive Oversight Committee

The standing committee of the Board of Directors is the Audit and Executive Oversight Committee, which was formed in 2012. The Audit and Executive Oversight Committee fulfills the consolidated oversight functions typically associated with audit, compensation and nominating and governance committees.

The Audit and Executive Oversight Committee operates under a written charter that is reviewed annually. In September 2021, the Board of Directors amended and restated the Company's Audit and Executive Oversight Committee Charter to reflect the restructuring of the roles of authority granted to each member of the Audit and Executive Oversight Committee and to include the oversight of the development and implementation of corporate governance policies for the Company. The amended and restated Charter is available on our website at *www.radiantdelivers.com.*

The Audit and Executive Oversight Committee held five formal meeting and took action by written consent two times during fiscal year 2022. The members of the Audit and Executive Oversight Committee are Messrs. Gould, Palmieri (Chair), and Ms. Smith.

Audit Committee Function

The Audit and Executive Oversight Committee, pursuant to its written charter, among other matters, performs traditional Audit Committee functions and oversees (i) our financial reporting, auditing, and internal control activities; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; and (vi) our overall risk exposure and management. Richard Palmieri is responsible for oversight of the Audit Committee functions of the Audit and Executive Oversight Committee.

Additionally, the Committee:

- is responsible for the appointment, retention, and termination of our independent auditors, and determines the compensation of our independent auditors;

- reviews with the independent auditors the plans and results of the audit engagement;

- evaluates the qualifications, performance, and independence of our independent auditors;

- has sole authority to approve in advance all audit and non-audit services by our independent auditors, the scope and terms thereof, and the fees therefor;

- reviews the adequacy of our internal accounting controls; and

- meets at least quarterly with our executive officers, internal audit staff, and our independent auditors in separate executive sessions.

The Audit and Executive Oversight Committee charter authorizes the Audit and Executive Oversight Committee to retain independent legal, accounting, and other advisors as it deems necessary to carry out its responsibilities. The Audit and Executive Oversight Committee reviews and evaluates, at least annually, the performance of the Audit and Executive Oversight Committee, including compliance with its charter.

Financial Literacy and Financial Experts

The Board has determined that each member of the Audit and Executive Oversight Committee is "financially literate" under the continued listing requirements of the NYSE American and satisfies the heightened independence criteria for audit committee members set forth in Rule 10A-3 under the Exchange Act.

Compensation Committee Function

We do not have a standing Compensation Committee. The Audit and Executive Oversight Committee fulfills the compensation committee functions. The Audit and Executive Oversight Committee reviews the compensation philosophy, strategy of the Company and consults with the Chief Executive Officer, as needed, regarding the role of our compensation strategy in achieving our objectives and performance goals and the long-term interests of our stockholders. The Audit and Executive Oversight Committee has direct responsibility for approving the compensation of our Chief Executive Officer and makes recommendations to the Board with respect to our other executive officers. The term "executive officer" has the same meaning specified for the term "officer" in Rule 16a-1(f) under the Exchange Act. Michael Gould is responsible for oversight of the Compensation Committee functions of the Audit and Executive Oversight Committee.

Our Chief Executive Officer sets the compensation of anyone whose compensation is not set by the Board.

The Committee, pursuant to its written charter, among other matters:

- assists the Board in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

- administers, reviews, and makes recommendations to the Board regarding our compensation plans, including the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan, 2021 Omnibus Incentive Plan, and Management Incentive Compensation Plan (MICP), and administers or oversees all such plans and discharges any responsibilities imposed on the Committee by such plans, including, without limitation, the grant of equity-based awards to officers and employees;

- reviews and approves on an annual basis our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluates each executive officer's performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus, and equity and non-equity incentive compensation, subject to approval by the Board;

- reviews and approves any employment, severance, change of control, retention, retirement, deferred compensation, perquisite, or similar compensatory agreements, plans, programs, or arrangements with executive officers;

- provides oversight of management's decisions regarding the performance, evaluation, and compensation of other officers;

- reviews our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking, and reviews and discusses, at least annually, the relationship between risk management policies and practices, business strategy, and our executive officers' compensation; and

- reviews the results of advisory stockholder votes on executive compensation and considers whether to recommend adjustments to our executive compensation policies and practices as a result of such votes and other stockholder input on executive compensation matters.

The Audit and Executive Oversight Committee may retain compensation consultants, outside counsel and other advisors as the Board deems appropriate to assist it in discharging its duties. In April 2015, the Audit and Executive Oversight Committee hired Mercer (US) Inc. to perform an executive compensation study and provide it with guidance regarding the Company's executive compensation program. Mercer provided the Audit and Executive Oversight Committee with compensation data with respect to similarly sized logistics and freight-forwarding companies and consulted with the Audit and Executive Oversight Committee about a variety of issues related to competitive compensation practices and incentive plan design. This information helped us to evaluate and modify our equity and cash compensation awards and practices through fiscal year 2020 to remain consistent with industry standards and to achieve our employee retention objectives.

During fiscal year 2021, the Committee engaged Meridian Compensation Partners to perform an updated executive compensation study, develop an updated a peer group and provide it with guidance regarding the Company's executive compensation program. Meridian completed the development of a Peer Group listing for Radiant Logistics and then conducted an analysis of our NEO positions compared to similar positions at Peer Group companies. Meridian also conducted an analysis of our Board of Directors compensation compared to the Peer Group companies. This information was used to develop our current compensation programs for Executives and Directors during fiscal year 2021. As well, these trends and this information is being used by the Audit and Executive Oversight Committee to determine whether to make any additional changes to the Company's overall compensation policies during fiscal year 2022.

During fiscal year 2022, Meridian Compensation Partners did not provide any services to the Company unrelated to executive or director compensation. After considering the relevant factors, the Committee determined that no conflicts of interest have been raised in connection with the services Meridian Compensation Partners performed for the Committee in 2022.

The Committee reviews and evaluates, at least annually, the performance of the Committee, including compliance with its charter.

The Board has determined that each of the Committee members satisfies the heightened independence criteria for compensation committee members under the continued listing requirements of the NYSE American. In addition, each of the Committee members is a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act.

Nominating and Governance Committee Function

We do not have a standing Nominating and Governance Committee. The Audit and Executive Oversight Committee fulfills the nominating and governance committee functions. The Audit and Executive Oversight Committee identifies and recommends to the Board individuals qualified to be nominated for election to the Board and recommends to the Board the members and Chairperson for each Board committee. Kristin Toth Smith is responsible for oversight of the Nominating and Governance Committee functions of the Audit and Executive Oversight Committee.

The Committee, pursuant to its written charter, among other matters:

- identifies individuals qualified to become members of the Board and reviews with the Board the Board's composition as a whole to ensure that it has the requisite and desired expertise, experience, qualifications, attributes and skills and that its membership consists of persons with sufficiently diverse and independent backgrounds;

- develops and recommends to the Board for its approval qualifications for director candidates and periodically reviews these qualifications with the Board;

- makes recommendations to the Board regarding director retirement age, tenure and refreshment policies;

- reviews the committee structure of the Board and recommends directors to serve as members or chairs of each Board committee;

- reviews and recommends Board committee slates annually and recommends additional Board committee members to fill vacancies as needed;

- develops and recommends to the Board a set of corporate governance guidelines and, at least annually, reviews such guidelines and recommends changes to the Board for approval as necessary;

- considers and oversees corporate governance issues as they arise from time to time and develops appropriate recommendations for the Board;

- reviews and approves the Company's policies and practices pertaining to ESG issues and monitors the Company's performance relative to such policies and practices; and

- oversees the annual self-evaluations of the Board, each Board committee, and management.

The Committee charter authorizes the Committee to retain a search firm or other advisors to assist in the identification and evaluation of director candidates, including the sole authority to approve the search firm's or other advisors' fees and other retention terms.

The Committee reviews and evaluates, at least annually, the performance of the Committee, including compliance with its charter.

Director Qualifications and Nomination Process

The Board seeks to ensure that the Board is composed of members whose particular expertise, experience, qualifications, attributes, and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. We do not have a standing Nominating Committee. The Audit and Executive Oversight Committee fulfills the nominating committee functions. New directors are approved by the Board after recommendation by the Audit and Executive Oversight Committee.

In selecting nominees for director, without regard to the source of the recommendation, the Audit and Executive Oversight Committee believes that each director nominee should be evaluated based on his or her individual merits, taking into account the needs of the Company and the composition of the Board. Members of the Board should have the highest professional and personal ethics, consistent with our values and standards and Code of Ethics. At a minimum, a nominee must possess integrity, skill, leadership ability, financial sophistication, and capacity to help guide us. Nominees should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on their experiences. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to responsibly perform all director duties. In addition, the Audit and Executive Oversight Committee considers all applicable statutory and regulatory requirements and the requirements of any exchange upon which our common stock is listed or to which it may apply in the foreseeable future.

The Audit and Executive Oversight Committee will typically employ a variety of methods for identifying and evaluating nominees for director. The Audit and Executive Oversight Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Audit and Executive Oversight Committee will consider various potential candidates for director. Candidates may come to the attention of the Audit and Executive Oversight Committee through current directors, stockholders, or other companies or persons. The Audit and Executive Oversight Committee does not evaluate director candidates recommended by stockholders differently than director candidates recommended by other sources. Director candidates may be evaluated at regular or special meetings of the Audit and Executive Oversight Committee and may be considered at any point during the year.

We do not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Audit and Executive Oversight Committee strives to nominate directors with a variety of complementary skills so that, as a group, the Board will possess the appropriate talent, skills, and expertise to oversee our businesses. In evaluating director nominations, the Audit and Executive Oversight Committee seeks to achieve a balance of knowledge, experience, and capability on the Board. In connection with this evaluation, the Audit and Executive Oversight Committee will make a determination of whether to interview a prospective nominee based upon the Board's level of interest. If warranted, one or more members of the Audit and Executive Oversight Committee, and others as appropriate, will interview prospective nominees in person or by telephone. After completing this evaluation and any appropriate interviews, the Audit and Executive Oversight Committee will recommend the director nominees after consideration of all its directors' input. The director nominees are then selected by a majority of the independent directors on the Board, meeting in executive session and considering the Audit and Executive Oversight Committee's recommendations.

The Company's Corporate Governance Principles contain a retirement policy that requires no person shall be nominated to the Board to serve as a director after such person's 74th birthday. The principles are intended to serve as a flexible framework within which the Board may conduct its business.

The Board elected Ms. Smith to the Board, effective June 3, 2021, upon the recommendation of the Audit and Executive Oversight Committee. Mr. Gould led our search for a new director. The Nominating and Governance Committee functions, including our commitment to environmental, social and governance principles, will be led by Ms. Smith.

In addition to stockholders' general nominating rights provided in our Bylaws, stockholders may recommend director candidates for consideration by the Board. The Audit and Executive Oversight Committee will consider director candidates recommended by stockholders if the recommendations are sent to the Board in accordance with the procedures for other stockholder proposals pursuant to applicable rules and regulations and our Bylaws. All director nominations submitted by stockholders to the Board for its consideration must include all of the required information set forth in our Bylaws and the following additional information:

- any information relevant to a determination of whether the nominee meets the criteria described above;

- any information regarding the nominee relevant to a determination of whether the nominee would be considered independent under SEC rules or, alternatively, a statement that the nominee would not be considered independent;

- a statement, signed by the nominee, verifying the accuracy of the biographical and other information about the nominee that is submitted with the recommendation and consenting to serve as a director if so elected; and

- if the recommending stockholder, or group of stockholders, has beneficially owned more than five percent (5%) of our voting stock for at least one year as of the date the recommendation is made, evidence of such beneficial ownership.

During fiscal year 2022, we made no material changes to the procedures by which stockholders may recommend nominees to the Board, as described in our Proxy Statement for our 2021 Annual Meeting of Stockholders.

Code of Ethics

Our Code of Business Conduct and Ethics, which applies to all of our directors, executive officers and employees, is available in the "About—Governance" section of our website located at *www.radiantdelivers.com*. In addition, printed copies of our Code of Business Conduct and Ethics are available upon written request to Attn: Human Resources, Radiant Logistics, Inc., Triton Towers Two, 700 S. Renton Village Place, Seventh Floor, Renton, Washington 98057. Any waiver of our Code of Business Conduct and Ethics for our employees may be made only by our CEO and, with respect to or director or executive officers, our Board of Directors and will be promptly disclosed as required by law and NYSE rules. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K and applicable NYSE rules regarding amendments to or waivers from any provision of our Code of Business Conduct and Ethics by posting such information in the "About—Governance" section of our website located at *www.radiantdelivers.com*.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

INTRODUCTION

This Compensation Discussion and Analysis ("CD&A") addresses the principles underlying our policies and decisions with respect to the compensation of our executive officers who are named in the "Summary Compensation Table" and material factors relevant to these policies and decisions. This CD&A should be read together with the related tables and disclosures that follow. When reading this CD&A, please note that we are a "smaller reporting company" under the federal securities laws and are not required to provide a "Compensation Discussion and Analysis" of the type required by Item 402 of SEC Regulation S-K and this CD&A is simply intended to supplement our SEC-required disclosures.

Our named executive officers for the fiscal year ended June 30, 2022 are listed below. We sometimes refer to these individuals collectively as our named executive officers or "NEOs" and our Chief Executive Officer as our "CEO." The following four officers are our only executive officers.

Name	Age	Position with Radiant Logistics
Bohn H. Crain	59	Chief Executive Officer and Chairman of our Board of Directors
Todd E. Macomber	58	Senior Vice President and Chief Financial Officer
Arnold Goldstein	68	Senior Vice President and Chief Commercial Officer
John W. Sobba	66	Senior Vice President and General Counsel

EXECUTIVE SUMMARY

Who We Are

We operate as a third-party logistics company, providing technology-enabled global transportation and value-added logistics solutions primarily to customers based in the United States and Canada. We service a large and diversified account base across a range of industries and geographies, which we support from an extensive multi-brand network of over 100 operating locations (including 25 Company-owned offices) across North America as well as an integrated international service partner network located in other key markets around the globe. As a third-party logistics company, we generally do not own the transportation assets but we have a vast carrier network of asset-based transportation companies, including motor carriers, railroads, airlines, and ocean lines.

Through our operating locations across North America, we offer domestic and international air and ocean freight forwarding services and freight brokerage services. Our primary transportation services involve arranging shipments, on behalf of our customers, of materials, products, equipment, and other goods that are generally larger than shipments handled by integrated carriers of primarily small parcels, such as FedEx, DHL and UPS, including arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. We also provide other value-added supply chain services, including order fulfillment, inventory management, and warehouse and distribution services, and customs brokerage services to complement our core transportation service offering.

Fiscal Year 2022 Business Highlights

FINANCIAL

$1,459.4 million	**Revenues** Achieved a record $1,459.4 million in total revenues, a **62.2%** ↑ year-over-year
$306.3 million	**Non-GAAP Adjusted Gross Profit** Achieved a record $306.3 million in Non-GAAP adjusted gross profit, a **38.3%** ↑ year-over-year
$44.5 million	**Net Income** Achieved record net income of $44.5 million, a **92.6%** ↑ year-over-year, or $0.9 per basic and $0.88 per fully diluted share
$58.2 million	**Non-GAAP Adjusted Net Income** Achieved record non-GAAP adjusted net income of $58.2 million, a **69.2%** ↑ year-over-year, or $1.18 per basic and $1.15 per fully diluted share
$80.9 million	**Non-GAAP Adjusted EBITDA and Adjusted EBITDA Margin** Achieved Non-GAAP Adjusted EBITDA of $80.9 million, a **65.8%** ↑ year-over-year, and non-GAAP Adjusted EBITDA Margin of 26.4%, ↑ **437** basis points year-over-year

OPERATIONAL

✓	**Strong Network of Company-Owned Locations and Agents** Maintains a strong network of over 25 company-owned locations and over 100 strategic operating partners (agents) in the United States and Canada as well as additional global partners to facilitate international shipments
✓	**Compelling Multi-Modal Service Offering** Continues to build out a strong compelling multi-modal service offering, leveraging our technology and bundling value-added logistics solutions with our core transportation service offerings
✓	**Highly Diversified Customer Base** Cultivates significant long-standing customer relationships across the platform, with no one customer representing more than 5% of our revenues

STRATEGIC

$2.4 million	**2022 Investment in Robust and Advanced Technology Offerings and Platform** Provides robust and advanced technology offerings to our customers, while providing advanced technology to our operations, strategic operating partners and management. During fiscal year 2022, we invested over $2.4 million on technology enhancements and software systems to increase our operating efficiency and improve technology offerings.
21 acquisitions	**Proven Growth Platform** Continues to deliver profitable growth with a track record of executing and integrating 21 acquisitions since our inception in 2006.

Reconciliation of non-GAAP financial measures to the most comparable U.S. GAAP measures are included elsewhere in this Annual Report on Form 10-K.

Fiscal Year 2022 Compensation Actions and Outcomes

Our compensation program is aligned with our pay philosophy of aligning executive pay with performance and executive financial interest with stockholder financial interest and is designed to provide a mix of both fixed and variable incentive compensation and to reward a mix of different performance measures. In April 2021, the Audit and Executive Oversight Committee engaged a compensation consultant to, among other things, perform an executive benchmarking analysis of our executive compensation. As a result of this analysis, we introduced in fiscal year 2022 the use of performance unit awards as an additional component of our Long-Term Incentive Plan, as discussed in more detail below under *"—Our Named Executive Officer Compensation—Long-Term Incentives – Equity Awards."*

Our fiscal year 2022 compensation actions and incentive plan outcomes based on our performance are summarized below:

Pay Element	Fiscal Year 2022 Actions

Base Salary

- Base salary provides a source of fixed income that reflects scope and responsibility of the position held while ensuring a meaningful percentage of the executives' overall compensation opportunity is in the form of performance-based compensation.
- Base salary increases ranging from 10.4% to 15.4% during fiscal year 2022.

Short-Term Incentives

- Our Short-Term Incentive Program (STIP) allows our NEOs to participate on a pro rata basis along with other STIP participants in a quarterly profit pool calculated as a percentage of our quarterly adjusted EBITDA, with such percentage determined by the Audit and Executive Oversight Committee. Historically, this percentage has been a constant 5% but this remains within the discretion of the Audit and Executive Oversight Committee.
- The NEOs' opportunity to participate in the STIP is expressed as a percentage of their base salary and is subject to further adjustment based on their achievement relative to individual performance goals. The target STIP award opportunity percentages for our NEOs remained the same as in prior years and were 50% of base salary for our CEO and 35% for our other NEOs.
- The NEOs received the following quarterly bonus payouts for fiscal year 2022:

Named Executive Officer	1Q ($)	2Q ($)	3Q ($)	4Q ($)	Total ($)
Bohn H. Crain	77,646	86,598	129,284	144,490	438,018
Todd E. Macomber	33,448	36,911	53,234	59,496	183,089
Arnold Goldstein	33,448	37,304	53,234	61,375	185,361
John Sobba	35,208	36,126	53,234	56,365	180,933

Long-Term Incentives

- Our fiscal year 2022 Long-Term Incentive Program (LTIP) consisted of 31% time vested restricted stock unit awards, which were determined based on achievement of pre-established company and individual goals, and 69% performance share units.
- The NEOs' opportunity to participate in the LTIP is expressed as a percentage of their base salary. The LTIP award opportunities for our NEOs remained the same as in prior fiscal years and were 50% of base salary for our CEO and 35% for our other NEOs.
- The RSU awards vest in full on the third year anniversary of the grant date.
- After the completion of fiscal year 2021, in September 2021, our NEOs received the following RSU awards, which were determined based on achievement of pre-established company and individual goals for fiscal year 2021:

Name Executive Officer	Target LTIP Award Opportunity (% of Base Salary)	Number of RSUs (#)	Grant Date Fair Value ($)
Bohn H. Crain	50%	37,674	244,128
Todd E. Macomber	35%	16,229	105,164
Arnold Goldstein	35%	16,229	105,164
John Sobba	35%	16,229	105,164

- In fiscal year 2022, our NEOs received the following PSU awards, which will vest and be paid out in shares of our common stock based on achievement of a combination of company and individual performance goals achieved over a three-year period:

Named Executive Officer	Number of PSUs (#)	Grant Date Fair value ($)
Bohn H. Crain	87,209	645,347
Todd E. Macomber	34,200	253,080
Arnold Goldstein	34,200	253,080
John Sobba	34,200	240,084

Other Compensation Related Actions

- Approximately 96% of the votes cast at our 2021 Annual Meeting of Stockholders were in favor of our annual say-on-pay vote.

COMPENSATION PHILOSOPHY

The Audit and Executive Oversight Committee is guided in its pay decisions by several principles and factors, with our fundamental executive compensation philosophy being the alignment of executive pay with performance, and the alignment of the interests of executives with those of stockholders.

The objectives of our executive compensation program are designed to ensure that we:

- Attract and retain highly talented and dedicated executives;

- Provide a compensation structure that properly incentivizes our executives to execute on our business strategy of maximizing operational efficiencies, emphasizing customer relationships, and driving long term Company growth; and

- Reinforce a positive culture that rewards entrepreneurial drive while maintaining a meaningful performance/variable based component of our overall compensation plan to align with the scalable nature of our overall cost-structure.

The Audit and Executive Oversight Committee has approved the use of a formal peer group to provide market reference points to consider when benchmarking executive compensation, outside director compensation, short- and long-term incentive design, and corporate governance practices.

The Audit and Executive Oversight Committee believes that our compensation program should be transparent and easy to understand, with the majority of executive pay being at risk and being performance-based, with predetermined financial metrics aligned with our business strategy. We also believe in recognizing individual performance through the establishment of strategic/non-financial goals (for example, ESG) reflecting our corporate culture, values and stockholder interests.

The Audit and Executive Oversight Committee employs a total compensation approach in establishing executive compensation opportunities, consisting of base salary, a short-term incentive program (our STIP) consisting of quarterly cash incentives, a long-term incentive program (our LTIP) consisting of annual equity grants of restricted stock units that vest in full after a three-year vesting period and a long-term performance based program consisting of performance units that vest based on a combination of company and individual performance goals achieved over a three-year period, a competitive benefits package and limited perquisites.

Our compensation program is designed to provide a mix of both fixed and variable incentive compensation and to reward a mix of different performance measures. The variable short-term incentive and long-term incentive portions of compensation are designed to reward both annual performance (under the short-term incentive program) and longer-term performance (under the long-term incentive program). We believe this design mitigates any incentive for short-term risk-taking that could be detrimental to our long-term interests.

SAY-ON-PAY VOTE

At our 2021 Annual Meeting of Stockholders, our stockholders had the opportunity to vote on an advisory say-on-pay proposal. Approximately 96% of the votes cast were in favor of our say-on-pay proposal. We believe these favorable results affirmed stockholder support of our approach to executive compensation and did not believe it was necessary to, and, therefore, did not, make any significant structural changes to our executive compensation program in response to the say-on-pay vote results.

OUR ENGAGEMENT AND RESPONSIVENESS

We regularly seek stockholder input on our executive compensation program and then incorporate that feedback to further enhance the program. Some of the compensation related actions we have recently taken in response to stockholder feedback are described below.

What We Heard	What We Did
Align the interest of executive officers with those of stockholders.	We adopted stock ownership and retention guidelines applicable to our NEOs to ensure that their interests would be closely aligned with those of our stockholders. All of our NEOs are in compliance with these guidelines. We have an anti-hedging/pledging policy. Our founder and CEO owns approximately 21.1% of our outstanding common stock.
Emphasize long-term performance-based incentives.	Beginning in fiscal year 2022, we revised our LTIP to provide for new performance unit awards which will vest based upon achievement of a combination of company and individual performance goals as measured over a three-year period. The performance unit awards are in addition to our restricted stock unit awards which are granted on an annual basis and are determined based, in large part, on the achievement of annual company and individual performance goals, and once granted do not vest until the three-year anniversary of the grant date. The performance unit awards constitute at least 70% of our CEO's target LTIP opportunity for fiscal year 2022.
Increase disclosure on executive compensation.	As a smaller reporting company, we are not required to include a Compensation Discussion and Analysis section in our Annual Report on Form 10-K nor the more extensive executive compensation tables. Starting in 2021, in response to stockholder feedback, we substantially increased and improved our executive compensation disclosure in this Annual Report on Form 10-K, with an eye towards transparency despite the fact that we are not required to provide these disclosures.
Ensure the recovery of incentive compensation based on incorrect calculations that resulted in a financial restatement.	In September 2021, we adopted a separate more robust clawback policy covering cash and equity incentive compensation applicable to current and former executives.
Perform a compensation risk assessment.	As a smaller reporting company, we are not required to perform a compensation risk assessment. Starting in 2021, in response to stockholder feedback, we performed a compensation risk assessment which concluded that our compensation policies, practices and programs, along with our governance structure, work together in a manner so as to encourage our executives (and employees) to pursue growth strategies that emphasize stockholder value creation, but not to take unnecessary or excessive risks that could threaten the value of our Company.
Disclose CEO pay ratio.	As a smaller reporting company, we are not required to disclose a CEO pay ratio. Starting in 2021, in response to stockholder feedback, we calculated and disclosed a CEO pay ratio in accordance with SEC rules and regulations under "—*CEO Pay Ratio*".
Adopt or disclose an anti-hedging/pledging policy.	We have increased substantially our disclosure of our anti-hedging/pledging policy in this Annual Report on Form 10-K.
Adopt a no tax gross-up policy.	In September 2021, we adopted a new tax gross-up policy that prohibits tax gross-ups, other than the grandfathered provision in the employment agreement with our founder and CEO.

COMPENSATION HIGHLIGHTS AND BEST PRACTICES

Our compensation practices include many best pay practices that support our executive compensation objectives and principles, and benefit our stockholders.

What We Do		What We Don't Do	
✔	Maintain a competitive compensation package	✘	No guaranteed salary increases or bonuses
✔	Structure our executive officer compensation so that a significant portion of pay is at risk	✘	No excessive perquisites
✔	Emphasize long-term performance in our equity-based incentive awards	✘	No repricing of stock options unless approved by stockholders
✔	Maintain a robust clawback policy	✘	No pledging of Radiant securities
✔	Require a double-trigger for equity acceleration upon a change of control	✘	No short sales or derivative transactions in Radiant stock, including hedges
✔	Have robust stock ownership and retention guidelines	✘	No current payment of dividends on unvested awards
✔	Hold an annual say-on-pay vote	✘	No excise or other tax gross-ups (other than the grandfathered arrangement with our founder and CEO)

EXECUTIVE STOCK OWNERSHIP GUIDELINES

In September 2021, we established the following stock ownership and retention guideline, which are intended to further align the interests of our named executive officers with those of our stockholders.

Position	Guideline
Chief Executive Officer	Four times base salary
Other Named Executive Officers	One times base salary

Each NEO has five years to reach the officer's stock ownership target. Until the applicable stock ownership guideline is achieved as described above, each NEO subject is required to retain an amount equal to 100% of the net shares received as a result of the vesting of restricted stock, restricted stock units or other equity-based awards or the exercise of stock options. "Net shares" are those shares that remain after shares are sold or netted to pay the exercise price of stock options (if applicable) and any applicable withholding or estimated taxes associated with the restricted stock, restricted stock unit, stock option, or other equity-based incentive award. All of our NEOs are in compliance with our stock ownership guidelines as of November 14, 2022.

Named Executive Officer	Target Stock Ownership as a Multiple of Base Salary	In Compliance?	Ownership %	Actual Stock Ownership as a Multiple of Base Salary
Bohn H. Crain	4x	Yes	21.1%	184x
Todd E. Macomber	1x	Yes	Less than 1%	10x
Arnold Goldstein	1x	Yes	Less than 1%	2x
John Sobba	1x	Yes	Less than 1%	1x

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program consists of several key elements, which are described in the table below, along with the key characteristics of, and the purpose for, each element and key fiscal year 2022 changes. We describe each key element of our executive compensation program in more detail in the following pages, along with the compensation decisions made in fiscal year 2022.

Element	Key Characteristics	Purpose	Key Fiscal Year 2022 Changes
Base Salary (Fixed, Cash)	A fixed amount, paid in cash periodically throughout the year and reviewed annually and, if appropriate, adjusted.	Provides a source of fixed income that is market competitive and reflects scope and responsibility of the position held while providing a meaningful percentage of an executive's overall compensation opportunity in the form of performance-based compensation.	Base salary increases ranging from 10.4% to $15.4% during fiscal year 2022.
Short-Term Incentive Plan (STIP) (Variable, Cash)	A variable, short-term element of compensation that is payable quarterly in cash, based on adjusted EBITDA and achievement of pre-established individual goals.	Motivates and rewards our executives for increased adjusted EBITDA and achievement of individual performance goals while supporting our variable-cost based business model.	No changes.
Long-Term Incentive Plan (LTIP) (Variable, Restricted Stock Units and Performance Units)	A variable, long-term element of compensation is provided, which was composed of 31% RSU awards and 69% PSU awards during the fiscal year ended June 30, 2022. The RSU awards are based on achievement of pre-established company and individual goals and vest in full on the three-year anniversary of the grant date. The performance awards will vest upon the achievement of three-year performance goals and be paid out in shares of our common stock.	Aligns the interests of our executives with our stockholders; encourages our executives to focus on long-term company financial performance measures that are deemed strategically and operationally important to our Company; promotes retention of our executives; and encourages significant ownership of our common stock.	Fiscal year 2022 incorporated new performance unit awards payable upon achievement of three-year performance goals.
Perquisites	Includes an automobile allowance and Company-provided life and disability insurance premiums.	Assists in allowing our executives to more efficiently utilize their time and support them in effectively contributing to our Company success.	No changes.
Retirement Benefits	Includes a qualified defined contribution retirement plan with a discretionary Company match.	Provides an opportunity for employees to save and prepare financially for retirement.	No changes.

COMPETITIVE CONSIDERATIONS AND USE OF MARKET DATA

Background

In April 2015, the Audit and Executive Oversight Committee hired Mercer (US) Inc. to perform an executive compensation study and provide it with guidance regarding our executive compensation program. Mercer provided the Audit and Executive Oversight Committee with compensation data with respect to similarly sized logistics and freight-forwarding companies and consulted with the Audit and Executive Oversight Committee about a variety of issues related to competitive compensation practices and incentive plan design. This information helped us to evaluate and modify our equity and cash compensation awards and practices to remain consistent with industry standards and to achieve our employee retention objectives. Through fiscal year 2021, these trends and this information was used by the Audit and Executive Oversight Committee to determine whether to make any additional changes to our overall compensation policies and program.

In December 2020, the Audit and Executive Oversight Committee engaged Meridian Compensation Partners to perform an executive compensation study and provide guidance regarding our executive compensation program, especially in light of the feedback we received from our stockholders on improvements that could be made to our program. Many of the recent changes we made to our executive compensation program in response to stockholder feedback were made with the input and assistance of Meridian Compensation Partners.

As part of Meridian Compensation Partners' review of our executive compensation program, and specifically analyzing the market competitiveness and reasonableness of our program, Meridian Compensation Partners recommended a peer group based on the following three factors:

Industry	Revenue	Market Capitalization

Based on these factors, the following 26 companies were selected by the Audit and Executive Oversight Committee, upon recommendation of Meridian Compensation Partners, in February 2021 as members of our peer group for purposes of benchmarking the market competitiveness and reasonableness of our executive compensation program:

Air Transport Services Group, Inc.	Eagle Bulk Shipping Inc.	MicroStrategy Incorporated
Allegiant Travel Company	Echo Global Logistics, Inc.	P.A.M. Transportation Services, Inc.
ArcBest Corporation	ExlService Holdings, Inc.	Pangaea Logistics Solutions, Ltd.
Atlas Air Worldwide Holdings, Inc.	Forward Air Corporation	Pegasystems Inc.
Blackbaud, Inc.	Genco Shipping and Trading Limited	Saia, Inc.
CAI International, Inc.	Heartland Express, Inc.	Universal Logistics Holdings, Inc.
Covenant Logistics Group, Inc.	Hub Group, Inc.	USA Truck, Inc.
CSG Systems International, Inc.	Manhattan Associates, Inc.	Werner Enterprises, Inc.
Daseke, Inc.	Marten Transport, Ltd.	

All of these peer group companies are public companies. We compete with some of these peers for employees and customers in various markets. As of February 2021, when the peer group was recommended by Meridian Compensation Partners, we ranked at the 37th percentile of our peer group for revenue and at the 21st percentile for market capitalization. In constructing this peer group, the Audit and Executive Oversight Committee also considered whether to include companies that disclosed Radiant Logistics as a peer, companies that appear in the peer groups of our peer companies and companies that proxy advisory firms consider a peer of ours in their latest voting recommendations reports.

Use of Peer Group Information and Competitive Positioning

One of the objectives of our executive compensation philosophy is to design our executive compensation program to ensure that we attract and retain highly-talented and dedicated executives. To assist us in meeting this objective, we strive to compensate our executive officers in a manner that is competitive but also reasonable when considering our revenue and market capitalization relative to other members of our peer group. To ensure the competitiveness and reasonableness of our executive compensation packages relative to our industry, the Audit and Executive Oversight Committee periodically evaluates our peer group and an analysis of our executive compensation program vis a vis our peer group, with the aid of an independent external compensation consultant and management, and uses this information as one input in helping to determine appropriate pay levels.

In reviewing this benchmarking data, however, the Audit and Executive Oversight Committee recognizes that this information is not always appropriate as a stand-alone tool for setting compensation. This could be due to an imperfection in the peer group information or due to aspects of our business and objectives that may be unique to us. For example, the Audit and Executive Oversight Committee believes the February 2021 peer group of 26 companies as recommended by Meridian Compensation Partners is a less-than-ideal comparator group for purposes of benchmarking our executive compensation program since Radiant Logistics is ranked at the 37th percentile of our peer group for revenue and at the 21st percentile for market capitalization. This was primarily driven by the difficulty in creating a peer group due to limited number of viable peers in our industry with similarly sized revenues and market capitalization.

As a result, the Audit and Executive Oversight Committee does not explicitly target any percentile when assessing and setting executive compensation. Instead, the Audit and Executive Oversight Committee intends to analyze the specific competitiveness of any individual executive's pay considering factors like not only the benchmarking data, but also the executive's experience, skills and capabilities, contributions as a member of the executive management team, and contributions to our overall performance. We believe these others factors and considerations are more important at this time for our Company than peer group positioning to attract and retain the best executive talent to achieve our business strategies and objectives. The Audit and Executive Oversight Committee did note that our NEO base salaries, target short-term incentive opportunities, target total cash compensation and target long-term incentive opportunities, are below the 50th percentile, which the Audit and Executive Oversight Committee considered reasonable given the company's revenues and market capitalization relative to its peers.

Accordingly, every year, we review each executive's base salary and STIP and LTIP opportunities to determine whether they should be adjusted. Along with individual performance, we also consider primarily movement of salaries and other aspects of executive compensation in the market and trends, as well as our financial results from the prior fiscal year to determine appropriate compensation adjustments.

NAMED EXECUTIVE OFFICER COMPENSATION

Base Salary

Purpose: Base salary is designed to compensate our NEOs at a fixed level of compensation that provides some financial certainty and security for our NEOs, and also serves as a retention tool throughout the executive's career.

Fiscal Year 2022 Review: The fiscal year 2022 base salaries were increased.

Named Executive Officer	Fiscal Year 2021 Base Salary ($)	Fiscal Year 2022 Base Salary ($)	Change (%)
Bohn H. Crain	325,000	375,000	15.4%
Todd E. Macomber	200,000	225,000	12.5%
Arnold Goldstein	200,000	225,000	12.5%
John W. Sobba	200,000	220,833	10.4%

Short-Term Incentive Plan - Quarterly Cash Bonuses

Purpose: Our Short-Term Incentive Plan (STIP), or quarterly cash bonus program, is paid under our Management Incentive Compensation Plan, or MICP, and is designed to provide incentive compensation that supports our variable cost-based business strategy and emphasizes pay-for-performance by tying reward opportunities to company and individual performance.

STIP Awards and Plan Mechanics: Our STIP allows our NEOs to participate on a pro rata basis along with other STIP participants in a quarterly profit pool calculated as a percentage of our quarterly adjusted EBITDA. The opportunity of our NEOs to participate in the STIP is expressed as a percentage of their base salary and is subject to further adjustment based on their achievement relative to individual performance goals. The target STIP award opportunity percentages for our NEOs remained the same as in prior years and were 50% of base salary for our CEO and 35% for our other NEOs.

Since the quarterly bonus pool under the MICP in which our NEOs participate is determined based on a percentage of our quarterly adjusted EBITDA and there is no maximum limit to the size of the pool, our executives are incentivized to increase our profitability, although discretion could be exercised by the Audit and Executive Oversight Committee to decrease or otherwise adjust the size of the pool or individual payouts if determined appropriate. Primarily because of this discretion, as well as multiple other factors, including the design of the MICP, our other compensation policies and programs, and our controls and approval process, we do not believe the MICP creates unnecessary risk taking by our executives or other employees.

Payments under our MICP are paid quarterly as opposed to annually in order to instill a sense of urgency in progressing the company's objectives while reinforcing and rewarding the entrepreneurial culture of the company.

Fiscal Year 2022 STIP Awards: The fiscal year 2022 target short-term incentive opportunities of all of our NEOs were unchanged from their fiscal year 2021 target short-term incentive opportunities.

Named Executive Officer	Fiscal Year 2022 Target Bonus Percentage	Fiscal Year 2022 Target Bonus Percentage	Change (%)
Bohn H. Crain	50% of base salary	50% of base salary	0.0%
Todd E. Macomber	35% of base salary	35% of base salary	0.0%
Arnold Goldstein	35% of base salary	35% of base salary	0.0%
John W. Sobba	35% of base salary	35% of base salary	0.0%

The fiscal year 2022 target short-term incentive opportunities for our NEOs were paid quarterly based on our adjusted EBITDA performance for each fiscal quarter of fiscal year 2022 and their pro rata participation along with other STIP participants in the quarterly profit pool, which for fiscal year 2022 was calculated as 5% percent of our quarterly adjusted EBITDA. For purposes of the corporate quarterly bonus pool under the MICP, adjusted EBITDA was defined as our cumulative net income for such fiscal quarter, excluding the effects of interest, taxes, and the "non-cash" effects of depreciation and amortization on long-term assets, as well as all depreciation charges related to technology and equipment, and all amortization charges (including amortization of leasehold improvements), and further adjusted to exclude changes in fair value of contingent consideration, expenses specifically attributable to acquisitions, transition and lease termination costs, foreign currency transaction gains and losses, extraordinary items, share-based compensation expense, litigation expenses unrelated to our core operations, gain on forgiveness of debt, materials, management and distribution start-up costs and other non-cash charges, as derived from our consolidated audited financial statements, and as determined by the Audit and Executive Oversight Committee in good faith. Note that this definition of adjusted EBITDA is essentially the same as our reported adjusted EBITDA with the exception that it adds back in the accrued bonus under the MICP.

Our adjusted EBITDA as calculated pursuant to our STIP for each quarter of our fiscal year 2022 was as follows (in millions):

1Q Adjusted EBITDA ($)	2Q Adjusted EBITDA ($)	3Q Adjusted EBITDA ($)	4Q Adjusted EBITDA ($)
15.3	16.7	22.6	26.4

Our NEOs received the following quarterly bonus payouts under our MICP during fiscal year 2022:

Named Executive Officer	1Q ($)	2Q ($)	3Q ($)	4Q ($)	Total ($)
Bohn H. Crain	77,646	86,598	129,284	144,490	438,018
Todd E. Macomber	33,448	36,911	53,234	59,496	183,089
Arnold Goldstein	33,448	37,304	53,234	61,375	185,361
John Sobba	35,208	36,126	53,234	56,365	180,933

The CEO's share of each quarterly bonus pool was determined based on a formula of his target STIP opportunity and his individual performance and was approved by the Audit and Executive Oversight Committee.

In addition to participating in the STIP under the MICP, Arnold Goldstein, our Senior Vice President and Chief Commercial Officer, also receives additional compensation in connection with his management of our Vertical Sales Organization. This compensation is based on calculated as 1% of the Net Contribution of the Vertical Sales Organization, where Net Contribution is calculated as the gross profit attributed the Vertical Sales Associates less any associated costs for agent station commissions, bad debts and corporate overheads and net of the costs of the Vertical Sales Associates. Accordingly, Mr. Goldstein received the following additional payments under this plan during fiscal year 2022:

1Q ($)	2Q ($)	3Q ($)	4Q ($)	Total ($)
28,732	28,737	16,803	66,099	140,371

Long-Term Incentive Plan - Annual Equity Grants

Purpose: Our long-term incentive program (LTIP), which is a component of our MICP, is designed to provide for incentive compensation that supports our variable cost-based business strategy and emphasizes pay-for-performance by tying reward opportunities to carefully determined and articulated performance goals at corporate, business unit, operating location and/or individual levels.

LTIP Awards and Mechanics: The opportunity of a NEO to participate in the LTIP is expressed as a percentage of the NEO's base salary. Our LTIP for our NEOs for the past several years has consisted of RSU awards based on achievement of pre-established company and individual goals that vest in full on the three-year anniversary of the grant date. Beginning in fiscal year 2022, our LTIP also consists of performance unit awards in addition to RSU awards, as discussed in more detail below under "*—LTIP Awards for Fiscal Year 2022.*" These performance unit awards constitute at least 70% of our CEO's target LTIP opportunity for fiscal year 2022.

LTIP Awards for Fiscal Year 2022: After completion of fiscal year 2021, in September 2021, our NEOs received RSU awards, which were determined based on achievement of pre-established company and individual goals for fiscal year 2021. For our NEO's, 90% of their RSU award opportunity was based on the Company's achievement relative to budgeted adjusted EBITDA, as measured on a consolidated basis, and 10% of the RSU opportunity was based on their achievement relative to individual goals. The Audit and Executive Oversight Committee believes it is important to include an adjusted EBITDA performance metric in both our STIP and LTIP because of our emphasis on overall core profitability. The performance factor for each NEO for purposes of determining the number of RSUs granted after completion of fiscal year 2021 in September 2021 was 150% which reflects the Company's achievement relative to budgeted adjusted EBITDA, as approved by the Audit and Executive Oversight Committee, and achievement relative to individual goals, as determined by the Audit and Executive Oversight Committee in the case of our CEO, and by the CEO, in the case of our other NEOs.

Named Executive Officer	Fiscal Year 2021 Adjusted EBITDA Goal ($)	Fiscal Year 2021 Actual EBITDA ($)	Company Financial Goal Achievement (90% Weighting)	Individual Goal Achievement (10% Weighting)	Performance Factor (100%)
Bohn H. Crain	27.1 mil.	48.8 mil	180%	180%	150%
Todd E. Macomber	27.1 mil.	48.8 mil	180%	180%	150%
Arnold Goldstein	27.1 mil.	48.8 mil	180%	180%	150%
John Sobba	27.1 mil.	48.8 mil	180%	180%	150%

The LTIP award opportunities for RSU awards for our NEOs in fiscal year 2022 remained the same as in prior fiscal years and were 50% of base salary for our CEO and 35% for our other NEOs. RSU awards will vest in full on the three-year anniversary of the grant date.

Name Executive Officer	Target LTIP Award Opportunity (% of Base Salary)	Number of RSUs (#)	Grant Date Fair Value ($)
Bohn H. Crain	50%	37,674	244,128
Todd E. Macomber	35%	16,229	105,164
Arnold Goldstein	35%	16,229	105,164
John Sobba	35%	16,229	105,164

Beginning in fiscal year 2022, our LTIP awards consisted of performance unit and RSU awards. The performance unit awards are granted in early fiscal year 2022 and ultimately vest and be paid out based upon the achievement of three-year performance goals. The RSU awards will continue to be granted after completion of a fiscal year and be based on the achievement of pre-established company and individual goals for such fiscal year and will vest in full on the three-year anniversary of the grant date. The target number of performance units for each NEO will be determined by a percentage of the NEO's base salary, which percentage for our CEO is expected to be 150% and for our NEOs is expected to be 100%. The target performance unit awards constitute at least 70% of our CEO's target LTIP opportunity for fiscal year 2022.

Named Executive Officer	Fiscal Year 2022 Target Bonus Percentage	Number of PSUs (#)	Grant Date Fair Vale ($)
Bohn H. Crain	150% of base salary	87,209	645,347
Todd E. Macomber	100% of base salary	34,200	253,080
Arnold Goldstein	100% of base salary	34,200	253,080
John Sobba	100% of base salary	34,200	240,084

All Other Compensation - RLP Distributions

On June 28, 2006, we joined with Radiant Capital Partners, LLC ("RCP"), an affiliate of Mr. Crain, our CEO, to form Radiant Logistics Partners, LLC ("RLP"). RLP commenced operations in 2007 as a minority-owned business enterprise for the purpose of enabling us to expand the scope of our service offerings to include participation in certain supplier diversity programs that otherwise would not have been available to us. RLP is owned 60% by Mr. Crain and 40% by us. In the course of evaluating and approving the ownership structure, operations and economics emanating from RLP, a committee consisting of the independent Board member of the Company considered, among other factors, the significant benefits provided to us through association with a minority business enterprise, particularly as many of our largest current and potential customers have a need for diversity offerings. In addition, the committee concluded the economic relationship with RLP was on terms no less favorable to us than terms generally available from unaffiliated third parties. Mr. Crain's share of distributed earnings from RLP are included in the "All Other Compensation" column of the Summary Compensation Table.

Other Benefits

In fiscal year 2022, our NEOs had the opportunity to participate in a qualified defined contribution retirement plan on the same basis as our other employees. We believe this plan provides an opportunity for our executives to plan for and meet their retirement savings needs. We do not provide any pension arrangements, nonqualified defined contribution, or other deferred compensation plans.

We provide our NEOs with modest perquisites to attract and retain them and to allow them to more efficiently utilize their time and to support them in effectively contributing to the success of our Company. The perquisites provided to our NEOs during fiscal year 2022 included an automobile allowance and Company-provided life and disability insurance premiums. We believe these benefits are an important part of our overall compensation program and help us accomplish our goal of attracting, retaining, and rewarding top executive talent.

EMPLOYMENT AGREEMENTS, SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS, AND POST-TERMINATION RESTRICTIONS

The compensation paid to our NEOs is governed, in part, by written employment agreements with them, which are described below under "Executive Compensation—Employment and Other Agreements." The purpose of these agreements is to define the essential terms of these executives' employment relationships in a manner that will protect our business and other interests and the interests of the executive, including in the event his employment is terminated upon certain events. The severance provisions in the agreement are intended to induce these executives to continue employment with our Company and to retain them and provide consideration to them for certain restrictive covenants that apply following a termination of employment. Additionally, we entered into these agreements because they provide us valuable protection by subjecting these executives to restrictive covenants that prohibit the disclosure of confidential information during and following their employment and limit their ability to engage in competition with us or otherwise interfere with our business relationships following a termination of their employment. The receipt of any severance by these executives, other than our CEO, is conditioned upon his execution of a broad release of claims.

To encourage continuity, stability, and retention when considering the potential disruptive impact of an actual or potential corporate transaction, we have established change of control arrangements, including provisions in our employment agreements with our NEOs, which are described below under "Executive Compensation—Potential Post-Termination and Chane in Control Payments." These provisions provide our NEOs certain payments and benefits in the event of a termination of their employment in connection with a change of control. These additional payments and benefits will not be triggered just by a change of control, but require a termination event not within the control of the executive, and thus are known as "double trigger" change of control arrangements. These "double trigger" change of control protections are intended to induce executives to accept or continue employment with our Company, provide consideration to executives for certain restrictive covenants that apply following termination of employment, and provide continuity of management in connection with a threatened or actual change of control transaction. If the employment of our CEO is terminated by us without cause or by him for good reason following a change of control or if the employment of one of our other NEOs is terminated by us without cause or by him for good reason within nine months following a change of control, the executive will be entitled to receive a severance payment and certain benefits. In the case of our NEOs, other than our CEO, the receipt of any severance is conditioned upon the executive's execution of a release of claims.

We believe these change of control arrangements with our NEOs are an important part of our executive compensation program in part because they mitigate some of the risk for executives working in a smaller public company where there is a meaningful likelihood that the company may be acquired. Change of control benefits are intended to attract and retain qualified executives who, absent these arrangements and in anticipation of a possible change of control of our Company, might consider seeking employment alternatives to be less risky than remaining with our Company through the transaction. We believe that relative to our Company's overall value, our potential change of control benefits are relatively small and are aligned with current peer company practices.

RISK ASSESSMENT

As a result of our assessment on risk in our compensation programs, we concluded that our compensation policies, practices, and programs and related compensation governance structure work together in a manner so as to encourage our employees, including our NEOs, to pursue growth strategies that emphasize stockholder value creation, but not to take unnecessary or excessive risks that could threaten the value of our Company.

As part of our assessment, we noted in particular the following:

- annual base salaries for employees are not subject to performance risk and, for most non-executive employees, constitute the largest part of their total compensation;

- short-term incentives are in the form of quarterly cash bonuses that are limited in amount, to some extent, by virtue of the calculation of the total quarterly bonus pools, which equal a certain percentage of our adjusted EBITDA for the quarter, assuming we meet a certain threshold quarterly adjusted EBITDA goal; and

- a significant portion of performance-based compensation is in the form of long-term equity incentives, which do not encourage unnecessary or excessive risk because they vest over a three-year period of time, thereby focusing our employees on our long-term interests.

CLAWBACK POLICY

In September 2021, our Board of Directors adopted a separate more robust clawback and forfeiture policy. The policy covers all current and former executive officers of the Company. Pursuant to the policy, the Board of Directors may in its sole discretion recover certain cash and/or equity-based incentive compensation that is approved, awarded or granted to a covered executive on or after September 27, 2021 if there is a material negative restatement of our financial statements or in the event a Covered Executive engaged in egregious conduct that is substantially detrimental to the Company.

EXCISE TAX GROSS-UP POLICY

As part of our response to feedback from our stockholders, the Board of Directors adopted a stand-alone policy prohibiting gross-ups for the excise tax imposed by Sections 280(g) and 4999 of the U.S. Internal Revenue Code, as well as the reimbursement of NEOs for such excise tax, with respect to any cash and/or equity-based incentive compensation that constitute golden parachute payments made from and after July 1, 2021, with the exception of any gross-up payments as may be provided in the employment agreement with our founder and CEO.

ANTI-HEDGING/PLEDGING/SPECULATIVE INVESTMENTS POLICY

Radiant Logistics considers it improper and inappropriate for those employed by or associated with Radiant Logistics to engage in short-term or speculative transactions in our securities or in other transactions in our securities that may lead to inadvertent violations of the insider trading laws. Accordingly, trading in our securities is subject to the following additional guidance, as set forth in our Insider Trading Policy, for all officers, directors, employees and agents (collectively referred to as insiders):

- Short Sales: Short sales (i.e., the sale of a security that must be borrowed to make delivery) and "selling short against the box" (i.e., a sale with a delayed delivery) with respect to Company securities are prohibited.

- Derivative Securities and Hedging Transactions: Insiders are prohibited from engaging in transactions in publicly-traded options, such as puts and calls, and other derivative securities with respect to the Company's securities. This prohibition extends to any hedging or similar transaction designed to decrease the risks associated with holding Company securities.

- Using Company Securities as Collateral for Loans: Unless approved in advance by the Company's Board of Directors, insiders may not pledge Company securities as collateral for loans.

- Holding Company Securities in Margin Accounts: Unless approved in advance by the Company's Board of Directors, insiders may not hold Company securities in margin accounts.

- Placing Open Orders with Brokers: Except in accordance with an approved trading plan, insiders should exercise caution when placing open orders, such as limit orders or stop orders, with brokers, particularly where the order is likely to remain outstanding for an extended period of time. Open orders may result in the execution of a trade at a time when insiders are aware of material nonpublic information or otherwise are not permitted to trade in Company securities, which may result in inadvertent insider trading violations. If an insider is subject to blackout periods or pre-clearance requirements, such insider should so inform any broker with whom he or she places any open order at the time it is placed.

TAX CONSIDERATIONS

Prior to the enactment of the Tax Cuts and Jobs Act ("Tax Act"), in designing our executive compensation program, we considered the deductibility of executive compensation under Code Section 162(m). The Tax Act, among other things, repealed the exemption from Code Section 162(m)'s $1 million deduction limit for "performance-based" compensation for taxable years beginning after December 31, 2017, other than with respect to certain "grandfathered" arrangements entered into prior to November 2, 2017. Some of our compensation plans were designed with the intention of satisfying the requirements for "performance-based" compensation as defined in Code Section 162(m) prior to the effective date of the Tax Act so that such awards would be exempt from the Code Section 162(m) deduction limitation. While we designed these plans to operate in this manner, the exemption is no longer available for performance-based awards paid in tax years beginning after 2017 (other than with respect to certain "grandfathered" arrangements as noted above). Further, as to any grandfathered arrangements, the Audit and Executive Oversight Committee may administer the plans in a manner that does not satisfy the Code Section 162(m) performance-based compensation requirements in order to achieve a result that the Audit and Executive Oversight Committee determines to be appropriate, including by revising performance goals and/or adjustment events as needed to ensure our pay practices continue to align with performance.

HOW WE MAKE COMPENSATION DECISIONS

There are several elements to our executive compensation decision-making, which we believe allow us to most effectively implement our compensation philosophy. The Audit and Executive Oversight Committee, its independent external compensation consultant, and management all have a role in decision-making for executive compensation. The following table summarizes their roles and responsibilities.

Responsible Party	Roles and Responsibilities
Audit and Executive Oversight Committee *(Comprised solely of independent directors and reports to the Board of Directors)*	• Oversees all aspects of our executive compensation program. • Annually reviews and approves our corporate goals and objectives relevant to CEO compensation. • Evaluates CEO's performance in light of such goals and objectives, and determines and approves his compensation based on this evaluation. • Determines and approves all executive officer compensation, including salary, bonus, and equity and non-equity incentive compensation. • Administers our equity and incentive compensation plans and reviews and approves equity awards and executive incentive payouts. • Reviews our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking. • Evaluates market competitiveness of each executive's compensation. • Evaluates proposed changes to our executive compensation program. • Assists the Board in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans. • Has sole authority to hire consultants, approve their fees, and determine the nature and scope of their work.
Independent External Compensation Consultant *(Independent under NYSE American continued listing standards and reports to the Audit and Executive Oversight Committee)*	• Provides advice and guidance on the appropriateness and competitiveness of our executive compensation program relative to our performance and market practice. • Examines our executive compensation program to ensure that each element supports our business strategy. • Assists in selection of peer companies and gathering competitive market data. • Provides advice with respect to our equity-based compensation plans.
Chief Executive Officer *(With the support of other members of the management team)*	• Reviews performance of other executive officers and makes recommendations with respect to their compensation. • Confers with the Audit and Executive Oversight Committee and compensation consultant concerning design and development of compensation and benefit plans. • Provides no input or recommendations with respect to his own compensation.

Audit and Executive Oversight Committee Report

The Audit and Executive Oversight Committee, which performs the equivalent functions of a compensation committee, has reviewed and discussed the foregoing "*Compensation Discussion and Analysis*" with our management. Based on this review and these discussions, the Audit and Executive Oversight Committee has recommended to the Board of Directors that the "*Compensation Discussion and Analysis*" be included in this Annual Report on Form 10-K.


AUDIT AND EXECUTIVE OVERSIGHT COMMITTEE

Richard P. Palmieri, Chair

Michael Gould

Kristin Smith


Executive Compensation

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by our principal executive officer, our principal financial officer, and our two remaining executive officers during the past three fiscal years.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Bohn H. Crain	2022	370,731	—	889,474	360,287	1,163,715	2,784,207
Chairman of the Board	2021	258,125	—	162,085	279,117	1,061,805	1,761,132
and Chief Executive	2020	285,625	—	212,022	136,331	1,278,947	1,912,925
Officer							
Todd E. Macomber	2022	224,615	—	358,244	246,351	24,567	853,777
Senior Vice President	2021	194,154	50,000	69,820	120,236	26,295	460,505
Chief Financial Officer	2020	191,231	—	91,331	58,727	17,345	358,634
and Treasurer							
Arnold Goldstein	2022	224,616	—	358,244	252,744	167,027	1,002,631
Senior Vice President	2021	194,154	200,000	69,820	120,236	151,763	735,973
and Chief Commercial	2020	191,231	—	91,331	58,727	112,686	453,975
Officer							
John Sobba	2022	220,577	—	345,248	153,326	24,826	743,977
Senior Vice President	2021	194,154	30,000	69,820	120,236	24,739	438,949
and General Counsel	2020	191,231	—	91,331	58,727	20,193	361,482

(1) Salary amounts reflect base salary earned during the fiscal year. The increase were 15.4% for Mr. Crain, 12.5% for Mr. Macomber and Mr. Goldstein, $10.4% for Mr. Sobba. See "*Compensation Discussion and Analysis—Named Executive Officer Compensation—Base Salaries.*"

(2) Although we typically do not pay discretionary bonuses that are subjectively determined to any NEOs we did so during fiscal year 2021 to reward extraordinary performance by Messrs. Macomber, Goldstein and Sobba that was not reflected by their payouts under our STIP. Quarterly cash bonuses under our STIP are reported in the "Non-Equity Incentive Plan Compensation" column and are based on performance, which is measured against pre-established Adjusted EBITDA goals and individual performance. See "*Compensation Discussion and Analysis—Named Executive Officer Compensation—Short-Term Incentive Plan—Quarterly Cash Bonuses.*"

(3) Amounts reported represent the grant date fair value of RSU and PSU awards granted to our NEOs, computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. These are not amounts paid to or realized by the NEOs. We caution that the amounts reported in the table for stock awards and, therefore, total compensation may not represent the amounts that each NEO will actually realize from the awards. Whether, and to what extent, an NEO realizes value will depend on a number of factors, including Company performance and stock price. The grant date fair value of the PSU awards assumes target levels of performance. The grant date fair value of the 2022 PSU awards assuming maximum levels of performances are as follows: Mr. Bohn Crain ($645,347); Mr. Todd Macomber ($253,080); Mr. Arnold Goldstein ($253,080) and Mr. John Sobba ($240,084). See "*Compensation Discussion and Analysis—Named Executive Officer Compensation—Long-Term Incentives*" for a description of our long-term incentive awards for fiscal year 2022.

(4) Amounts reported represent payouts under our STIP and for each year reflect the amounts earned for that fiscal year but paid during the following fiscal year. See "*Compensation Discussion and Analysis—Named Executive Officer Compensation—Short-Term Incentive Plan—Quarterly Cash Bonuses*" for a description of our incentive plan and payouts for fiscal year 2022.

(5) Amounts reported in this column for fiscal year 2022 are described in the table below:

Name	Distributed Share of RCP Earnings ($)[a]	Company Match 401(k) Contributions ($)	Automobile Allowance ($)	Life and Disability Insurance Premiums ($)	Commissions ($)	Total Other Compensation ($)
Bohn H. Crain	1,140,000	10,675	12,000	1,040	—	1,163,715
Todd E. Macomber	—	11,819	12,000	748	—	24,567
Arnold Goldstein	—	13,716	12,000	940	140,371	167,027
John Sobba	—	11,860	12,000	965	—	24,825

(a) See the section entitled "Compensation Discussion and Analysis—Named Executive Officer Compensation—Other Compensation" and "Certain Relationships and Transactions with Related Persons" for information regarding the distributed share of earnings attributed to RCP.

EMPLOYMENT AGREEMENTS

CEO Employment Agreement

On January 13, 2006, we entered into an employment agreement with Bohn H. Crain to serve as our Chief Executive Officer. On December 31, 2008, we and Mr. Crain entered into a letter agreement for the purpose of (i) amending the employment agreement to ensure compliance with the requirements of Section 409A of the Code, and (ii) revising the general renewal period of the agreement of one year to five years in the event of a change in control. On June 11, 2011, we and Mr. Crain entered into a letter agreement for the purpose of amending the employment agreement to (1) extend the agreement through December 31, 2016, (2) increase the renewal periods of the agreement from one to three years, and (3) increase Mr. Crain's base salary. The amended agreement provides for an annual base salary of $325,000, a performance bonus of up to 50% of the base salary based upon the achievement of certain target objectives, and a discretionary merit bonus that can be awarded at the discretion of our Board of Directors. Pursuant to our MICP, Mr. Crain will be evaluated with a target bonus, based upon achievement of corporate and individual objectives, of 50% of base compensation. The amended agreement contains severance and change of control provisions, as described in more detail under "— Potential Post-Termination and Change in Control Payments," and standard and customary non-solicitation, non-competition, work made for hire, and confidentiality provisions. During fiscal year 2022, the Board of Directors approved an increase to Mr. Crain's base salary, to an amount of $425,000 annually, effective on January 1, 2022.

Other NEO Employment Agreements

Effective May 14, 2012, we entered into an employment agreement with Todd E. Macomber, the Company's Senior Vice President and Financial Officer. Under his employment agreement, Mr. Macomber is entitled to receive an annual base salary in the amount of $200,000, subject to annual review. Mr. Macomber is also entitled to participate in the Company's stock option program and annual incentive compensation program, pursuant to which he may earn a discretionary bonus with an initial target of 35% of his annual base salary. Mr. Macomber is also eligible to participate in such life insurance, hospitalization, major medical and other health and other benefits offered by the Company to other similar executives. He is also eligible for a $1,000 per month car allowance benefit and to participate in the Company's 401(k) plan and is entitled to three weeks of paid vacation per year. During fiscal year 2022, the Board of Directors approved an increase to Mr. Macomber's base salary, to an amount of $250,000 annually, effective on January 1, 2022.

Effective February 6, 2015, we entered into an employment agreement with Arnold Goldstein, the Company's Senior Vice President and Chief Commercial Officer. Under his employment agreement, Mr. Goldstein is entitled to receive an annual base salary in the amount of $200,000, subject to annual review. Mr. Goldstein is also entitled to participate in the Company's stock option program and annual incentive compensation program, pursuant to which he may earn a discretionary bonus with an initial target of 35% of his annual base salary. Mr. Goldstein is also eligible to participate in such life insurance, hospitalization, major medical and other health and other benefits offered by the Company to other similar executives. He is also eligible for a $1,000 per month car allowance benefit and to participate in the Company's 401(k) plan and is entitled to three weeks of paid vacation per year. During fiscal year 2022, the Board of Directors approved an increase to Mr. Goldstein's base salary, to an amount of $250,000 annually, effective on January 1, 2022.

Effective April 27, 2018, we entered into an employment agreement with John Sobba, the Company's Senior Vice-President and General Counsel. Under his employment agreement, Mr. Sobba is entitled to receive an annual base salary in the amount of $200,000, subject to annual review. Mr. Sobba is also entitled to participate in the Company's stock option program and annual incentive compensation program, pursuant to which he may earn a discretionary bonus with an initial target of 35% of his annual base salary. Mr. Sobba is also eligible to participate in such life insurance, hospitalization, major medical and other health and other benefits offered by the Company to other similar executives. He is also eligible for a $1,000 per month car allowance benefit and to participate in the Company's 401(k) plan and is entitled to three weeks of paid vacation per year. During fiscal year 2022, the Board of Directors approved an increase to Mr. Sobba's base salary, to an amount of $250,000 annually, effective on February 1, 2022.

All of these agreements also contain standard and customary severance and change of control provisions, as described in more detail under "—*Potential Post-Termination and Change in Control Payments*," as well as standard and customary non-solicitation, non-competition, work made for hire, and confidentiality provisions.

GRANTS OF PLAN-BASED AWARDS DURING FISCAL YEAR 2022

The table below provides information concerning grants of plan-based awards to each of our NEOs during the fiscal year ended June 30, 2022. Non-equity incentive plan awards were granted under our Management Incentive Compensation Plan, the material terms of which are described under "Compensation Discussion and Analysis—Named Executive Officer Compensation—Short-Term Incentive-Quarterly Cash Bonuses." Stock awards in the form of RSU awards were granted under our stockholder-approved plan, the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan, and stock awards in the form of PSU awards were granted under our stockholder-approved plan, the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan. The material terms of these awards are described under "Compensation Discussion and Analysis—Named Executive Officer Compensation—Long-Term Incentives – Annual Equity Grants" and in the notes to the table below.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Unites[3] (#)	Grant Date Fair Value Stock and Option Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Bohn H. Crain									
Cash award	—	93,750	187,500	N/A				—	—
RSU award	9/8/2021							37,674	244,128
PSU award	1/4/2022				43,605	87,209	130,814	87,209	645,347
Todd E. Macomber									
Cash award	—	39,375	78,750	N/A				—	—
RSU award	9/8/2021							16,229	105,164
PSU award	1/4/2022				17,100	34,200	51,300	34,200	253,080
Arnold Goldstein									
Cash award	—	39,375	78,750	N/A				—	—
RSU award	9/8/2021							16,229	105,164
PSU award	1/4/2022				17,100	34,200	51,300	34,200	253,080
John Sobba									
Cash award	—	38,646	77,292	N/A				—	—
RSU award	9/8/2021							16,229	105,164
RSU	2/25/2022				17,100	34,200	51,300	34,200	240,084

[1] Amounts reported represent potential future payouts under our MICP. Actual payouts under this plan are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

[2] Amounts reported represent PSU awards. These performance unit awards will be vested and paid out based upon the achievement of three-year, pre-established, company and individual performance goals.

[3] Amounts reported represent RSU awards. The RSU awards will vest in full on the three-year anniversary of the grant date, subject to the executive's continued employment with us.

[4] Amounts reported represent the grant date fair value of the RSU awards granted to our NEOs, computed in accordance with FASB ASC Topic 718.

OUTSTANDING EQUITY AWARDS AS OF JUNE 30, 2022

The following table sets forth information with respect to all outstanding equity awards held by our NEOs as of June 30, 2022.

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable ($)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Units of Stock that Have Not Vested[1] (#)	Market Value of Shares or Unites of Stock that Have Not Vested ($)
Bohn H. Crain						
	2,377	—	5.03	5/12/2025[2]		
					87,209 [3]	647,091
					37,674 [4]	279,541
					32,482 [5]	241,016
					38,065 [6]	282,442
Todd E. Macomber						
	1,175	—	4.50	2/12/2025[7]		
	1,886	—	3.07	5/13/2024[8]		
	1,917	—	3.00	2/11/2024[9]		
	2,207	—	2.22	11/12/2023[10]		
	1,196	—	4.10	11/11/2024[11]		
	2,070	—	3.29	9/23/2024[12]		
	926	—	5.03	5/12/2025[2]		
					34,200.00 [3]	253,764
					16,229.00 [4]	120,419
					13,992.00 [5]	103,821
					16,397.00 [6]	121,666
Arnold Goldstein						
	125,000.00	—	4.58	2/16/2025[13]		
					34,200.00 [3]	253,764
					16,229.00 [4]	120,419
					13,992.00 [5]	103,821
					16,397.00 [6]	121,666
John Sobba						
					34,200.00 [14]	240,084
					16,229.00 [4]	120,419
					16,397.00 [5]	121,666
					13,992.00 [6]	103,821

[1] Amounts reported represent the value of RSU awards based on the number of shares of Radiant common stock underlying the RSU awards that have not vested multiplied by the closing price of our common stock on June 30, 2022, which was $7.42, as reported by the NYSE American.

[2] The stock options were granted on May 12, 2015 and vest in equal annual installments over a five-year period commencing on the date of the grant.

[3] Consists of PSU awards that were granted January 4, 2022 and subject to performance-based vesting conditions.

[4] Consists of RSU awards that were granted on September 8, 2021 and vest on September 15, 2024.

[5] Consists of RSU awards that were granted September 22, 2020 and vest on September 22, 2023.

[6] Consists of RSU awards that were granted September 10, 2019 and vest on September 15, 2022.

[7] The stock options were granted on February 12, 2015 and vest in equal annual installments over a five-year period commencing on the date of the grant.

[8] The stock options were granted on May 13, 2014 and vest in equal annual installments over a five-year period commencing on the date of the grant.

[9] The stock options were granted on February 11, 2014 and vest in equal annual installments over a five-year period commencing on the date of the grant.

[10] The stock options were granted on November 12, 2013 and vest in equal annual installments over a five-year period commencing on the date of the grant.

(11) The stock options were granted on November 11, 2014 and vest in equal annual installments over a five-year period commencing on the date of the grant.

(12) The stock options were granted on September 23, 2014 and vest in equal annual installments over a five-year period commencing on the date of the grant.

(13) The stock options were granted on February 16, 2015 and vest in equal annual installments over a five-year period commencing on the date of the grant.

(14) Consists of PSU awards that were granted February 25, 2022 and subject to performance-based vesting conditions.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2022

The table below provides information regarding option awards that were exercised and stock awards that vested for each of our NEOs during the fiscal year ended June 30, 2022.

Name	Option Awards[1]		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Bohn H. Crain				
Stock Options	70,161	367,292		
Restricted stock units			33,643	216,661
Todd E. Macomber				
Stock Options	—	—		
Restricted stock units			14,492	93,328
Arnold Goldstein				
Stock Options	—	—		
Restricted stock units			14,492	93,328
John Sobba				
Stock Options	—	—		
Restricted stock units			2,415	15,553

(1) The value realized on exercise represents the gross number of shares acquired on exercise multiplied by the market price of our shares on the exercise date, as reported by the NYSE American, less the per share exercise price.

(2) The value realized on vesting of the RSU awards held by each of the NEOs represents the gross number of shares acquired, multiplied by the closing sale price of our shares on the vesting date or the last trading day prior to the vesting date if the vesting date was not a trading day, as reported by the NYSE American.

POTENTIAL POST-TERMINATION AND CHANGE IN CONTROL PAYMENTS

Employment Agreements

The employment agreements with our NEOs contain severance provisions, including in connection with a change of control, intended to induce these executives to continue employment with our Company and to retain them and provide consideration to them for certain restrictive covenants that apply following a termination of employment. The receipt of any severance by these executives, other than our CEO, is conditioned upon his execution of a broad release of claims.

Under our employment agreement with our CEO, we may terminate the agreement at any time for cause. If we terminate the agreement due to Mr. Crain's disability, Mr. Crain's unvested options will immediately vest and we must continue to pay to Mr. Crain, for an additional one year period, his base salary (reduced by any disability insurance payments he receives) and pro-rated bonuses as well as fringe benefits, including participation in pension, profit sharing and bonus plans as applicable, and life insurance, hospitalization, major medical, paid vacation and expense reimbursement. If Mr. Crain terminates the agreement for good reason or we terminate for any reason other than for cause, Mr. Crain's unvested options will immediately vest and we must continue to pay Mr. Crain for the remaining term of the employment agreement his base salary and the greater of the most recent bonus or target bonus as well as fringe benefits.

The employment agreement also contains a change of control provision. If Mr. Crain's employment is terminated following a change of control (other than for cause or by Mr. Crain without good reason), then we must pay him (i) a termination payment equal to 2.99 times his basic compensation (the sum of his base salary, bonus and fringe benefits) at the annual rate in effect on the date of termination of his employment, (ii) any bonus amounts to which he would have been entitled for a period of three years following the date of termination equal to the greater of his most recent bonus or his target bonus, (iii) any unpaid expenses and benefits, and (iv) for a period of three years provide him with all fringe benefits he was receiving on the date of termination of his employment or the economic equivalent of such benefits. In addition, all of his unvested stock options will immediately vest as of the termination date of his employment due to a change of control. In the event compensation payable to Mr. Crain upon our change of control causes him to be subject to an excise tax under section 4999 of the Code, he will receive a "gross up" payment in an amount such that after the payment by Mr. Crain of all taxes imposed upon the gross up payment, Mr. Crain will retain an amount of the gross up payment equal to such excise tax. A change of control is generally defined as the occurrence of any one of the following:

- any "person" (as the term "person" is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934), except for our chief executive officer, becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;

- a contested proxy solicitation of our stockholders that results in the contesting party obtaining the ability to vote securities representing 50% or more of the combined voting power of our then-outstanding securities;

- a sale, exchange, transfer or other disposition of 50% or more in value of our assets to another Person or entity, except to an entity controlled directly or indirectly by us;

- a merger, consolidation or other reorganization involving us in which we are not the surviving entity and in which our stockholders prior to the transaction continue to own less than 50% of the outstanding securities of the acquirer immediately following the transaction, or a plan is adopted involving our liquidation or dissolution other than pursuant to bankruptcy or insolvency laws; or

- during any period of twelve consecutive months, individuals who at the beginning of such period constituted the Board cease for any reason to constitute at least the majority thereof unless the election, or the nomination for election by our stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period.

Notwithstanding the foregoing, a change of control is not deemed to have occurred (i) in the event of a sale, exchange, transfer or other disposition of substantially all of our assets to, or a merger, consolidation or other reorganization involving, us and any entity in which our chief executive officer has, directly or indirectly, at least a 25% equity or ownership interest, or (ii) in a transaction otherwise commonly referred to as a "management leveraged buy-out."

Other NEO Employment Agreements

Under the employment agreement with each of our other NEOs, the executive is entitled to six months of severance in the form of salary continuation payments, plus continuation of the medical benefits (and his car allowance in the case of Mr. Goldstein and Mr. Sobba), in the event his employment is terminated as a result of death, disability, or by us for any reason other than cause; or twelve months of severance if, within nine months following a change of control, he voluntarily terminates his employment for good reason or his employment is terminated by us. In addition, if his employment is terminated by him for Good Reason or by us within nine months following a change of control, the vesting of any equity awards will be deemed to have been accelerated to include an additional period of 12 months.

For the purposes of these employment agreements, a "change of control" will be deemed to occur if there occurs a sale, exchange, transfer or other disposition of substantially all of our assets to another entity, except to an entity controlled directly or indirectly by us, or a merger, consolidation or other reorganization of the Company in which we are not the surviving entity, or a plan of liquidation or dissolution of the Company other than pursuant to bankruptcy or insolvency laws. For the further purpose of the employment agreements, "good reason" will be deemed to occur upon either: (i) a breach of the agreement by us; or (ii), a reduction in salary without the executive's consent, unless any such reduction is otherwise part of an overall reduction in executive compensation experienced on a pro rata basis by other similarly situated employees.

Other Change in Control Arrangements

The Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan and Radiant Logistics, Inc. 2021 Omnibus Incentive Plan under which awards have been granted to our NEOs contains "change of control" provisions. Under each plan, without limiting the authority of the Audit and Executive Oversight Committee to adjust awards, if a "change of control" of Radiant Logistics (as defined in the plan) occurs, then, unless otherwise provided in the award or other agreement, if an award is continued, assumed, or substituted by the successor entity, the award will not vest or lapse solely as a result of the change of control but will instead remain outstanding under the terms pursuant to which it has been continued, assumed, or substituted and will continue to vest or lapse pursuant to such terms.

Potential Payments to Named Executive Officers

The table below shows potential payments to our NEOs, not otherwise earned, under various scenarios involving a termination of employment, including in connection with a change of control, and upon a change of control without a termination of employment, assuming a June 30, 2022 termination date. All equity awards are valued at the closing price of our common stock on June 30, 2022, which was $7.42, as reported by the NYSE American.

Name	Benefit	Termination without Cause or for Good Reason Outside a Change of Control ($)	Termination without Cause or for Good Reason in Connection with a Change of Control ($)	Voluntary Termination Retirement ($)	Death or Disability ($)	Change of Control[1] ($)
Bohn H. Crain	Severance Pay[2]	187,500	1,121,250	N/A	373,960	N/A
	Incentive Pay[3]	438,018	2,623,728	N/A	438,018	N/A
	RSU Award Vesting[4]	N/A	803,000	N/A	268,634	N/A
	PSU Award Vesting[9]	N/A	647,091	N/A	N/A	N/A
	Other Benefits[5]	23,715	142,052	N/A	23,715	N/A
	280G Tax Gross-up[6]	N/A	1,942,127	N/A	N/A	N/A
Todd E. Macomber	Severance Pay[7]	112,500	225,000	N/A	112,500	N/A
	Incentive Pay	N/A	N/A	N/A	N/A	N/A
	RSU Award Vesting[4]	N/A	345,906	N/A	115,717	N/A
	PSU Award Vesting[9]	N/A	253,764	N/A	N/A	N/A
	Other Benefits[8]	12,283	24,567	N/A	12,283	N/A
Arnold Goldstein	Severance Pay[7]	112,500	225,000	N/A	112,500	N/A
	Incentive Pay	N/A	N/A	N/A	N/A	N/A
	RSU Award Vesting[4]	N/A	345,906	N/A	115,717	N/A
	PSU Award Vesting[9]	N/A	253,764	N/A	N/A	N/A
	Other Benefits[8]	13,328	26,656	N/A	13,328	N/A
John Sobba	Severance Pay[7]	110,417	220,833	N/A	220,833	N/A
	Incentive Pay	N/A	N/A	N/A	N/A	N/A
	RSU Award Vesting[4]	N/A	345,906	N/A	115,717	N/A
	PSU Award Vesting[9]	N/A	240,084	N/A	N/A	N/A
	Other Benefits[8]	12,413	24,825	N/A	12,413	N/A

[1] Assumes equity awards are continued, assumed, or substituted with equivalent awards by the successor entity.

[2] Represents: (a) the continuation of executive's annual base salary for the remaining term of the executive's employment agreement (December 31, 2022) in the event of a termination without cause or for good reason outside a change in control; (b) 2.99 times the executive's annual base salary in the event of a termination without cause or for good reason in connection with a change in control; and (c) the executive's annual base salary in the event of a termination for disability, reduced by the amount of employer funded disability insurance payments received by the executive.

[3] Represents: (a) the greater of the most recent bonus or target bonus in the event of a termination without cause or for good reason outside a change in control; (b) 2.99 times the executive's bonus in effect at the time of termination plus 3 years' bonus payments at the greater of his most recent bonus or his target bonus in the event of a termination without cause or for good reason in connection with a change in control; and (c) the executive's bonus in the event of a termination for disability.

[4] Represents: (a) the acceleration of all unvested RSUs in the event of a termination without cause or for good reason in connection with a change in control; and (b) in the case of RSUs that have been held for one (1) year or more after the date of grant, the acceleration of one-third of the unvested RSUs granted to the executive in 2020 and two-thirds of the unvested RSUs granted to the executive in 2019 in the event of a termination for death or disability.

(5)   Represents: (a) the executive's annual fringe benefits in the event of a termination without cause or for good reason outside a change in control; (b) 2.99 times the executive's annual fringe benefits in the event of a termination without cause or for good reason in connection with a change in control plus three years of continuing fringe benefits or the economic equivalent; and (c) the executive's annual fringe benefits in the event of a termination for disability.

(6)   In January 2006, we entered into an employment agreement with our founder and CEO which contains a "grandfathered" excise tax gross up provision. In the event compensation payable to Mr. Crain upon a change of control causes him to be subject to an excise tax under section 4999 of the Code, he will receive a "gross up" payment in an amount such that after the payment by Mr. Crain of all taxes imposed upon the gross up payment, Mr. Crain will retain an amount of the gross up payment equal to such excise tax.

(7)   Represents: (a) six months of the executive's annual base salary in the event of a termination without cause or for good reason outside a change in control; (b) the executive's annual base salary in the event of a termination without cause or for good reason in connection with a change in control; and (c) six months of the executive's annual base salary in the event of a termination for disability.

(8)   Represents: (a) six months of the executive's annual fringe benefits in the event of a termination without cause or for good reason outside a change in control; (b) the executive's annual fringe benefits in the event of a termination without cause or for good reason in connection with a change in control; and (c) six months of the executive's annual fringe benefits in the event of a termination for disability.

(9)   Represents: the acceleration of all unvested PSUs in the event of a termination without cause or for good reason in connection with a change in control based and paid out with respect to each Performance Goal based on target performance.

CEO PAY RATIO DISCLOSURE

Under Section 953(b) of the Dodd-Frank Act and Item 402(u) of SEC Regulation S-K, we are providing the ratio of the annual total compensation of Bohn H. Crain, our CEO, to the median of the annual total compensation of all employees of our company (other than our CEO). This ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their pay ratios.

For fiscal year 2022:

- the annual total compensation of our CEO was $2,784,207;

- the annual total compensation of the employee identified at median of our Company (other than our CEO) was $63,383;

- based on this information, the ratio of the annual total compensation of our CEO to the annual total compensation of our median employee (identified in accordance with SEC rules and as described in greater detail below) was estimated to be 44:1; and

- excluding the portion of all other compensation attributable to Radiant Capital Partners, LLC payments of $1,140,000, the CEO pay ratio was estimated to be 26:1 (See discussion regarding Radiant Capital Partners, LLC under heading All Other Compensation – RLP Distributions).

To identify our median employee and to calculate the annual total compensation of our median employee and that of our CEO, we used the following methodology, assumptions, and estimates:

- *Identification of Median Employee*. To identify our median employee, we used the following methodology: we selected June 30, 2021 as the date to identify our employee population and "median employee." We determined that, as of that date, our entire employee population, excluding our CEO, consisted of 689 total employees. In determining this population, we considered the employees of our subsidiaries and all of our employees other than our CEO, whether employed on a full-time, part-time, temporary, or seasonal basis. We are using the same median employee in our pay ratio calculation as last year as we believe our employee population has not significantly changed, subject to us being able to omit any employees that became our employees in fiscal year 2022 as the result of a business acquisition. Our employee population data described above does not include approximately 88 employees of Navegate, Inc., which we acquired as of November 30, 2021. We also did not include any contractors or other non-employee workers in our employee population. In addition, under the de minimis exemption to the pay ratio rule, we excluded all of our employees in each of Mexico (5), Hong Kong (1) and the Philippines (16), which in total are 22 employees, or approximately 3.2% of our total employee population, excluding the CEO. To identify the "median employee" from our employee population, we selected W-2 earnings as the most appropriate measure of compensation. To make them comparable, the W-2 earnings for newly hired permanent employees who had worked less than a year were annualized.

- ***Calculation of Median Employee's Annual Total Compensation***. In accordance with applicable SEC rules, we calculated 2022 annual total compensation for this median employee using the same methodology we use for our named executive officers, as set forth in our Summary Compensation Table included on page 100 of this Annual Report on Form 10-K.

- ***Calculation of CEO's Annual Total Compensation***. With respect to the 2022 annual total compensation of our CEO, we used the amount set forth in the "Total" column of our Summary Compensation Table included on page 100 of this Annual Report on Form 10-K.

AUDIT AND EXECUTIVE OVERSIGNT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Audit and Executive Oversight Committee has or had any relationship requiring disclosure under Item 404 of SEC Regulation S-K or has ever been an officer or employee of Radiant Logistics or any of our subsidiaries. None of our executive officers serves, or in the past has served, as a member of the Compensation Committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of the Board or the Audit and Executive Oversight Committee.

Director Compensation

OVERVIEW

Our non-employee director compensation program generally is designed to attract and retain experienced and knowledgeable directors and to provide equity-based compensation to align the interests of our directors with those of our stockholders. In fiscal year 2022, our non-employee director compensation was comprised of equity compensation, in the form of annual RSU awards and initial option award to new directors, and cash compensation, in the form of annual retainers. Each of these components is described in more detail below.

Bohn H. Crain, as an employee director, does not receive any additional compensation for his services as a director.

DIRECTOR COMPENSATION PROCESS

The Board of Directors has delegated to the Audit and Executive Oversight Committee the responsibility, among other things, to review and recommend to the Board of Directors any proposed changes in non-employee director compensation. In connection with such review, the Audit and Executive Oversight Committee is assisted in performing its duties by our Human Resources Department.

In December 2020, the Audit and Executive Oversight Committee engaged Meridian Compensation Partners to review our non-employee director compensation program in addition to our executive compensation program. The review by Meridian Compensation Partners consisted of, among other things, analysis of board compensation trends and a competitive assessment based on a selected group of 14 companies operating in the United States that are more similarly situated to us from a revenue and market capitalization perspective. The 14 companies used in this director benchmarking analysis were part of the same peer group of 26 companies used for the executive compensation analysis. The Audit and Executive Oversight Committee considered this data in determining whether to recommend any changes to our non-employee director compensation program. Overall, the review by Meridian Compensation Partners showed that our non-employee director compensation program was significantly below the market median.

DIRECTOR COMPENSATION PROGRAM

The following table sets forth the cash component of our non-employee director compensation program for fiscal year 2022.

	($)
Board Member Retainer	36,000
Audit and Executive Oversight Committee Chair Premium	9,000
Compensation Committee Function Premium	9,000
Nominating Governance Committee Function Premium	9,000
Lead Independent Director	12,500

In addition to cash compensation, our non-employee directors have an opportunity to receive annual RSU awards, based on their annual cash compensation and the Company's performance relative to a budgeted adjusted EBITDA. The annual RSU awards for fiscal year 2022 were granted on November 17, 2021 under the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan and vest in full on the three-year anniversary of the grant date.

We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at Board and Board committee meetings.

SUMMARY DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2022

The following table sets forth information concerning the compensation of our non-employee directors during the fiscal year ended June 30, 2022. Bohn H. Crain is not compensated separately for his service as a director, and his compensation is discussed under "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Stock Awards (1)(2) ($)	All Other Compensation[3] ($)	Total ($)
Michael Gould	45,000	—	58,861	—	103,861
Kristin Toth Smith	44,000	—	4,411	—	48,411
Richard P. Palmieri	57,500	—	58,861	—	116,361

[1] As of June 30 2022, Ms. Smith held unvested options to purchase 100,000 shares.

[2] The amounts reflected represent the grant date fair value of RSU awards for 7,126 shares for Mr. Gould, and Mr. Palmieri, and 534 shares for Ms. Smith computed in accordance with FASB ASC Topic 718.

We do not provide perquisite and other personal benefits to our non-employee directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Stock Ownership

SIGNIFICANT BENEFICIAL OWNERS

The table below sets forth information as to individuals and entities (other than officers or directors) that have reported to the SEC or have otherwise advised us that they are a beneficial owner, as defined by the SEC's rules and regulations, of more than five percent of our outstanding common stock.

Class of Securities	Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
Common Stock	BlackRock, Inc[2] 55 East 52nd Street New York, NY 10055	2,870,541	5.8%
Common Stock	Dimensional Fund Advisors LP[3] 6300 Bee Cave Road, Building One, Austin, TX 78746	2,565,789	5.1%
Common Stock	Wellington Trust Company, NA[4] 280 Congress Street Boston, MA 02210	2,514,112	5.04%
Common Stock	Wellington Group Holding, LLP[5] 280 Congress Street Boston, MA 02210	2,514,112	5.04%

[1] Percent of class is based on 48,144,683 shares of our common stock outstanding as of November 14, 2022.

[2] Based solely on information contained in a Schedule 13G of BlackRock, Inc., a parent holding company, filed with the SEC on February 3, 2022, reflecting beneficial ownership as of December 31, 2021. BlackRock, Inc. reported aggregate beneficial ownership 2,870,541 shares and sole voting authority with respect to 2,737,607 shares. BlackRock, Inc. does not have shared voting or dispositive power over any of the shares.

[3] Based solely on information contained in a Schedule 13G of Dimensional Fund Advisors LP., a parent holding company, filed with the SEC on February 8, 2022, reflecting beneficial ownership as of December 31, 2021, with sole investment discretion with respect to 2,565,789 shares and sole voting authority with respect to 2,498,272 shares. Dimensional Fund Advisors LP. does not have shared voting or dispositive power over any of the shares.

(4) Based solely on information contained in a Schedule 13G of Wellington Trust Company, NA., a parent holding company, filed with the SEC on February 7, 2022, reflecting beneficial ownership as of December 31, 2021. Wellington Trust Company, NA. reported aggregate beneficial ownership 2,514,112 shares. It also reported sole voting power and shared dispositive power with respects to such shares.

(5) Based solely on information contained in a Schedule 13G of Wellington Group Holding, LLP., a parent holding company, filed with the SEC on February 4, 2022, reflecting beneficial ownership as of December 31, 2021. Wellington Group Holding, LLP. reported aggregate beneficial ownership 2,514,112 shares. It also reported sole voting power and shared dispositive power with respects to such shares.

SECURITY OWNERSHIP BY MANAGEMENT

The table below sets forth information known to us regarding the beneficial ownership of our common stock as of November 14, 2022, by:

- each of our directors;

- each of the individuals named in the "Summary Compensation Table" under "*Executive Compensation*" beginning on page 100; and

- all of our directors and executive officers as a group.

To our knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table and subject to community property laws, where applicable. The number of shares beneficially owned represents the number of shares the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (i) the vesting of restricted stock units or the exercise of any option, warrant, or right; (ii) the conversion of a security; (iii) the power to revoke a trust, discretionary account, or similar arrangement; or (iv) the automatic termination of a trust, discretionary account, or similar arrangement.

Class of Securities	Name of Beneficial Owner	Title/Position	Number of Shares Beneficially Owned[1][2]	Percent of Class[3]
Common Stock	Bohn H. Crain	Chairman of the Board and Chief Executive Officer	10,150,877	21.1%
Common Stock	Michael Gould	Director	766,936	1.6%
Common Stock	Todd E. Macomber	Senior Vice President, Chief Financial Officer and Treasurer	316,798	*
Common Stock	Richard P. Palmieri	Director	230,235	*
Common Stock	Arnold Goldstein	Senior Vice President and Chief Commercial Officer	137,404	*
Common Stock	John Sobba	Senior Vice President and General Counsel	14,230	*
Common Stock	Kristin Toth Smith	Director	—	*
Common Stock	All officers and directors as a group (7 persons)		11,616,480	23.9%

* Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1) Includes for the persons listed below the following shares of common stock issuable upon the vesting of restricted stock unit awards within 60 days of November 14, 2022:

Name	Number of Restricted Stock Units
Richard P. Palmieri	8,768
Michael Gould	8,768

(2) Includes for the persons listed below the following shares of common stock issuable upon the exercise of vesting options within 60 days of November 14, 2022:

Name	Number of Shares Issuable Upon Exercise of Vested Options
Bohn H. Crain	2,377
Michael Gould	100,000
Todd E. Macomber	11,377
Arnold Goldstein	125,000
Richard P. Palmieri	200,000

(3) Percent of class is based on 48,144,683 shares of our common stock outstanding as of November 14, 2022.

Securities Authorized for Issuance Under Equity Compensation Plans

The table below provides information about our common stock that may be issued under our equity compensation plans as of June 30, 2022.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[1] (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans not approved by security holders	899	$1.63	383,674
Equity compensation plans approved by security holders	1,104,185	$4.11	4,373,073
Total	1,105,084		4,756,747

[1] RSU award do not have exercise prices and, therefore, have been excluded from the weighted-average exercise price calculation in column (b).

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Party Transactions

POLICIES AND PROCEDURES FOR REVIEW AND APPROVAL OF RELATED PARTY TRANSACTIONS

Our Audit and Executive Oversight Committee is responsible for the oversight of related party transactions. In accordance with the Audit and Executive Oversight Committee' Charter, the Company is prohibited from entering into a related party transaction unless such transaction is approved by the Audit and Executive Oversight Committee after a review of the transaction by the Audit and Executive Oversight Committee for potential conflicts of interest. A transaction will be considered a "related party transaction" if the transaction would be required to be disclosed under Item 404 of SEC Regulation S-K. Related party transactions, if any, are reviewed quarterly by the Audit and Executive Oversight Committee.

TRANSACTIONS WITH RELATED PERSONS

For the period beginning on July 1, 2021, to the date on which this Annual Report on Form 10-K is filed with the SEC, the following are our current arrangements with a related party:

Employment and Other Agreements with Named Executive Officers

We have entered into an employment agreement with each of our named executive officers. These agreements were entered into with these individuals in connection with their capacities as officers and provide for salary, bonus, and other benefits, including the grant of equity awards, and severance upon a termination of employment under certain circumstances. Please see the sections above entitled "*Executive Compensation—Employment Agreements*" for a description of these agreements.

Other Related Party Transactions

On June 28, 2006, we joined with Radiant Capital Partners, LLC, an affiliate of Mr. Crain, our founder and Chief Executive Officer, to form Radiant Logistics Partners, LLC. RLP commenced operations in 2007 as a minority-owned business enterprise for the purpose of enabling us to expand the scope of our service offerings to include participation in certain supplier diversity programs that would have otherwise not been available to us. RLP is owned 60% by Mr. Crain and 40% by us.

In the course of evaluating and approving the ownership structure, operations and economics emanating from RLP, a committee consisting of the independent Board member of the Company considered, among other factors, the significant benefits provided to us through association with a minority business enterprise, particularly as many of our largest current and potential customers have a need for diversity offerings. In addition, the committee concluded the economic relationship with RLP was on terms no less favorable to us than terms generally available from unaffiliated third parties.

For the fiscal year ended June 30, 2022, RLP recorded $1,758,774 in commission revenues earned from members of the affiliated group and reported a profit of $1,711,910. For the fiscal year ended June 30, 2021, RLP recorded $699,194 in commission revenues earned from members of the affiliated group and reported a profit of $864,874.

Director Independence

Under the NYSE American continued listing standards, independent directors must comprise a majority of a listed company's board of directors. In addition, the NYSE American continued listing standards require that, subject to specified exceptions, each member of a listed company's audit, compensation, and nominating and corporate governance committees be independent. Audit committee members must also satisfy heightened independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934 (Exchange Act), and compensation committee members must satisfy heightened independence criteria set forth in the NYSE American rules. Under the NYSE American rules, a director will only qualify as an "independent director" if the company's board of directors affirmatively determines that the director has no material relationship with the company, either directly or indirectly, that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The Board has undertaken a review of its composition, the composition of its Board committees, and the independence of each director. Based upon information requested from and provided by each of our directors concerning his or her background, employment, and affiliations, including family relationships with us, our senior management, and our independent registered public accounting firm, the Board has determined that all but one of our directors, Bohn H. Crain, are independent directors under the standards established by the Securities and Exchange Commission (SEC) and the NYSE American. In making this determination, the Board considered the current and prior relationships that each non-employee director has with Radiant Logistics and all other facts and circumstances the Board deemed relevant in determining their independence.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Audit, Audit-Related, Tax, and Other Fees

The fees billed for professional services provided by Moss Adams in fiscal year 2022 were:

Type of Fees	Fiscal years ended June 30, 2022
Audit fees	$1,706,253
Audit related fees	—
Tax fees	—
All other fees	—
Total Fees	$1,706,253

In the above table, in accordance with the definitions of the SEC, "Audit Fees" consisted of fees for the audit of our consolidated financial statements included in our Annual Reports to Stockholders, reviews of the unaudited financial statements included in our Quarterly Reports on Form 10-Q, and consultation concerning financial accounting and reporting standards, as well as services normally provided in connection with statutory and regulatory filings or engagements, comfort letters, consents, and assistance with documents filed with the SEC. Audit Fees also included fees for the audit of the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. "Audit-Related Fees" consisted of fees for assurance and related services. "Tax Fees" consisted of fees billed for permissible tax consulting, planning, and compliance services. "All Other Fees" consisted of subscription fees for products and services no described in any other category.

Pre-Approval Policies and Procedures

The Audit and Executive Oversight Committee is responsible for selecting, appointing, evaluating, compensating, retaining, and overseeing the work of our independent registered public accounting firm. In recognition of this responsibility, the Audit and Executive Oversight Committee has established policies and procedures in its charter regarding pre-approval of any audit and non-audit service provided to Radiant Logistics by our independent registered public accounting firm and the fees and terms thereof. Briefly, any audit or non-audit service provided to us by our independent registered public accounting firm must be pre-approved by the Audit and Executive Oversight Committee.

The Audit and Executive Oversight Committee considers the compatibility of the provision of other services provided by Moss Adams and BDO with the maintenance of its independence. The Audit and Executive Oversight Committee approved all audit and non-audit services provided by Moss Adams and BDO in fiscal year 2022 and fiscal year 2021.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   *List of Documents Filed as part of this Report*

   (1) All Financial Statements and Supplemental Information

   The Company's consolidated financial statements filed in this Annual Report on Form 10-K are included in Part II, Item 8.

   (2) Financial Statement Schedules

   Not applicable.

   (3) Exhibits

   The exhibits required by Item 601 of Regulation S-K are included under Item 15(b) below.

(b)   Exhibits

Exhibit Number	Description	Filed/ Furnished Herewith	Incorporated by Reference			
			Form	Period Ending	Exhibit Number	Filing Date
2.1	Arrangement Agreement among Radiant Logistics, Inc., Radiant Global Logistics ULC and Wheels Group Inc.		8-K		2.1	1/23/15
3.1 & 4.1	Certificate of Incorporation		SB-2		3.1	9/20/02
3.2 & 4.2	Amendment to Registrant's Certificate of Incorporation (Certificate of Ownership and Merger Merging Radiant Logistics, Inc. into Golf Two, Inc. dated October 18, 2005)		8-K		3.1	10/18/05
3.3 & 4.3	Amended and Restated Bylaw of Radiant Logistics, Inc. (October 1, 2019)		8-K		3.1	10/2/19
3.4 & 4.4	Certificate of Amendment of Certificate of Incorporation		10-Q	12/31/12	3.1	2/12/13
4.5	Description of Company's Common Stock	X				
10.1	Executive Employment Agreement dated January 13, 2006 by and between Radiant Logistics, Inc. and Bohn H. Crain		8-K		10.7	1/18/06
10.2	Letter Agreement dated June 10, 2011; amending the Employment Agreement between Radiant Logistics, Inc. and Bohn H. Crain+		8-K		10.1	6/10/11
10.3	Employment Agreement dated May 14, 2012 by and between Radiant Logistics, Inc. and Todd Macomber+		8-K		10.2	5/14/12
10.4	Employment Agreement dated November 20, 2015 by and between Radiant Logistics, Inc. and Joseph Bento+		10-K	6/30/16	10.5	9/13/16
10.5	Employment Agreement dated February 2, 2015 by and between Radiant Logistics, Inc. and Arnold Goldstein+		10-K	6/30/16	10.6	9/13/16
10.6	Employment Agreement dated April 27, 2018 by and between Radiant Logistics, Inc. and John W. Sobba+		8-K		10.1	5/11/18
10.7	Operating Agreement of Radiant Logistics Partners, LLC dated June 28, 2006		8-K		10.4	5/14/12
10.8	Radiant Logistics, Inc. Management Incentive Compensation Plan (As Amended and Restated Effective as of July 1, 2021)		8-K		10.1	10/4/21
10.9	Radiant Logistics, Inc. 2021 Omnibus Incentive Plan		8-K		10.1	11/23/21
10.10	Form of Employee Restricted Stock Unit Award Agreement for use with the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan		8-K		10.2	11/23/21

10.11	Form of Employee Restricted Stock Unit Award Agreement (Canada) for use with the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan	8-K		10.3	11/23/21
10.12	Form of Non-Employee Director Restricted Stock Unit Award Agreement for use with the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan	8-K		10.4	11/23/21
10.13	Form of Employee Performance Unit Award Agreement for use with the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan	8-K		10.5	11/23/21
10.14	Form of Employee Non-Statutory Option Award Agreement for use with the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan	8-K		10.6	11/23/21
10.15	Form of Non-Employee Director Non-Statutory Option Award Agreement for use with the Radiant Logistics, Inc. 2021 Omnibus Incentive Plan	8-K		10.7	11/23/21
10.16	Discretionary Management Incentive Compensation Plan effective July 1, 2012+	8-K		10.5	5/14/12
10.17	Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	DEF 14A		Annex A	10/9/12
10.18	Form of Incentive Stock Option Award Agreement under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	12/31/12	10.5	2/12/13
10.19	Form of Restricted Stock Award Agreement under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	12/31/12	10.7	2/12/13
10.20	Form of SAR Award Agreement under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	12/31/12	10.8	2/12/13
10.21	Form of Non-qualified Stock Option Award Agreement under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	9/30/16	10.1	11/9/16
10.22	Form of Restricted Stock Unit Award Agreement under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	9/30/16	10.2	11/9/16
10.23	Form of Non-qualified Stock Option Award Agreement (Director) under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	9/30/16	10.3	11/9/16
10.24	Form of Restricted Stock Unit Award Agreement (Director) under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	9/30/16	10.4	11/9/16
10.25	Form of Canadian Restricted Stock Unit Award Agreement under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	12/31/16	10.1	2/8/17
10.26	Form of Canadian Non-qualified Stock Option Award Agreement under the Radiant Logistics, Inc. 2012 Stock Option and Performance Award Plan+	10-Q	12/31/16	10.2	2/8/17

10.27	Credit Agreement, dated August 5, 2022, by and among Radiant Logistics, Inc. and Radiant Global Logistics, Inc., as the Borrowers, the subsidiaries of the Borrowers, and Bank of America, N.A., Bank of Montreal, KeyBank National Association, MUFG Union Bank, N.A., the Lenders, Bank of America, N.A. and BMO Capital Markets Corp.	8-K	10.1	8/11/22
10.28	$29,000,000 Credit Facilities Amended and Restated Loan Agreement dated August 5, 2022 by and among Radiant Global Logistics (Canada) Inc., 2062698 Ontario Inc., Radiant Logistics, Inc., Radiant Global Logistics, Inc., Adcom Express, Inc., Radiant Road & Rail, Inc., DBA Distribution Services, Inc., Radiant Trade Services, Inc., Radiant Transportation Services, Inc., Radiant Off-Shore Holdings LLC, Service by Air, Inc., International Freight Systems (of Oregon), Inc., Green Acquisition Company, Inc., Highways & Skyways, Inc., Radiant Global Logistics (CA), Inc., On Time Express, Inc., Radiant Customs Services, Inc., Radiant Logistics Global Services, Inc., Navegate, Inc., Radiant World Trade Services, Inc., Centrade, Inc., Navegate Logistics, Ltd., Radiant Logistics Domestic Services, Inc., Navegate Domestic, LLC, and Radiant Logistics Partners, LLC, and Fiera Private Debt Fund IV LP.	8-K	10.2	8/11/22
10.29	$10,000,000 Credit Facilities Amended and Restated Loan Agreement dated August 5, 2022 by and among Radiant Global Logistics (Canada) Inc., 2062698 Ontario Inc., Radiant Logistics, Inc., Radiant Global Logistics, Inc., Adcom Express, Inc., Radiant Road & Rail, Inc., DBA Distribution Services, Inc., Radiant Trade Services, Inc., Radiant Transportation Services, Inc., Radiant Off-Shore Holdings LLC, Service by Air, Inc., International Freight Systems (of Oregon), Inc., Green Acquisition Company, Inc., Highways & Skyways, Inc., Radiant Global Logistics (CA), Inc., On Time Express, Inc., Radiant Customs Services, Inc., Radiant Logistics Global Services, Inc., Navegate, Inc., Radiant World Trade Services, Inc., Centrade, Inc., Navegate Logistics, Ltd., Radiant Logistics Domestic Services, Inc., Navegate Domestic, LLC, and Radiant Logistics Partners, LLC, and Fiera Private Debt Fund V LP	8-K	10.3	8/11/22
10.30	First Lien Pari Passu Intercreditor Agreement, dated as of August 5, 2022, by and among Bank of America, M.A., Fiera Private Debt Fund IV LP and Fiera Private Debt Fund V LP, and acknowledged and agreed to by Radiant Logistics, Inc.	8-K	10.4	8/11/22
10.31	Credit Agreement, dated March 13, 2020, by and among Radiant Logistics, Inc., the Subsidiaries of the Borrower Party Hereto, and Bank of America, N.A., Bank of Montreal Chicago Branch, MUFG Union Bank, N.A., the Lenders Party Hereto, BofA Securities, Inc.	8-K	10.1	3/19/20

10.32	$29,000,000 Credit Facilities Amended and Restated Loan Agreement, dated March 13, 2020, by and among Radiant Global Logistics (Canada) Inc., 2062698 Ontario Inc., Clipper Exxpress Company, Radiant Logistics, Inc., Radiant Global Logistics, Inc., Radiant Transportation Services, Inc., Radiant Logistics Partners LLC, Adcom Express, Inc., DBA Distribution Services, Inc., International Freight Systems (of Oregon), Inc., Radiant Off-Shore Holdings LLC, Green Acquisition Company, Inc., On Time Express, Inc., Radiant Global Logistics (CA), Inc., Radiant Trade Services, Inc., Service By Air, Inc., Radiant Customs Services, Inc., and Fiera Private Debt Fund IV LP		8-K	10.2	3/19/20
10.33	$10,000,000 Credit Facility Amended and Restated Loan Agreement, dated March 13, 2020, by and among Radiant Global Logistics (Canada) Inc. and 2062698 Ontario Inc., Clipper Exxpress Company, Radiant Logistics, Inc., Radiant Global Logistics, Inc., Radiant Transportation Services, Inc., Radiant Logistics Partners LLC, Adcom Express, Inc., DBA Distribution Services, Inc., International Freight Systems (of Oregon), Inc., Radiant Off-Shore Holdings LLC, Green Acquisition Company, Inc., On Time Express, Inc., Radiant Global Logistics (CA), Inc., Radiant Trade Services, Inc., Service By Air, Inc., Radiant Customs Services, Inc., Highways & Skyways, Inc., and Fiera Private Debt Fund V LP		8-K	10.3	3/19/20
10.34	First Lien Pari Passu Intercreditor Agreement, dated as of March 13, 2020, by and among Bank of America, M.A., Fiera Private Debt Fund IV LP and Fiera Private Debt Fund V LP, and acknowledged and agreed to by Radiant Logistics, Inc.		8-K	10.4	3/19/20
14.1	Code of Business Conduct and Ethics+		10-KSB	14.1	3/17/06
21.1	Subsidiaries of the Registrant	X			
23.1	Consent of Moss Adams, LLP	X			
23.2	Consent of BDO USA, LLP	X			
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
101.INS	Inline XBRL Instance	X			
101.SCH	Inline XBRL Taxonomy Extension Schema	X			
101.CAL	Inline XBRL Taxonomy Extension Calculation	X			
101.DEF	Inline XBRL Taxonomy Extension Definition	X			
101.LAB	Inline XBRL Taxonomy Extension Label	X			

| 101.PRE | Inline XBRL Taxonomy Extension Presentation | X |
| 104 | Cover Page Interactive Data (embedded within the Inline XBRL document) | X |

+Compensatory plans or arrangements

ITEM 16. FORM 10-K SUMMARY

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIANT LOGISTICS, INC.
(Registrant)

Date: February 27, 2023

By: /s/ Bohn H. Crain

Bohn H. Crain
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Richard P. Palmieri Richard P. Palmieri	Director	February 27, 2023
/s/ Michael Gould Michael Gould	Director	February 27, 2023
/s/ Kristin Toth Smith Kristin Toth Smith	Director	February 27, 2023
/s/ Bohn H. Crain Bohn H. Crain	Chairman and Chief Executive Officer (Principal Executive Officer)	February 27, 2023
/s/ Todd E. Macomber Todd E. Macomber	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2023

Exhibit 4.5

RADIANT LOGISTICS, INC.
DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Radiant Logistics, Inc., a Delaware corporation (the "Company," "we," "us" and "our"), has only one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share ("common stock").

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Incorporation, as amended (our "Charter"), and our Amended and Restated Bylaws (our "Bylaws"), which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended June 30, 2022 and are incorporated by reference herein. We encourage you to read our Charter, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL") for additional information.

Authorized Shares

We have authority to issue 100,000,000 shares of common stock, $0.001 par value per share. As of February 20, 2023, we had 48,181,256 shares of common stock issued and outstanding.

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share of which none are outstanding. Our board of directors has the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series, and to fix, as to any such series, any dividend rate, redemption price, preference on liquidation or dissolution, sinking fund terms, conversion rights, voting rights, and any other preference or special rights and qualifications. Any or all of the rights and preferences selected by our board of directors may be greater than the rights of our common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that holders of common stock will receive dividend payments and payments upon liquidation.

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights.

Dividends

Holders of shares of our common stock are entitled to dividends as and when declared by our Board of Directors from funds legally available therefor, and upon our liquidation, dissolution or winding-up are entitled to share ratably in all assets remaining after payment of liabilities. We have not paid any dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. Our ability to pay dividends is limited by the terms of our credit facilities (subject to limited exceptions). As such, it is our present policy to retain earnings, if any, for use in the development of our business.

Liquidation

Subject to any preferential rights of any then outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any then outstanding preferred stock.

Rights and Preferences

Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights. Our common stock also does not have any conversion rights, and there are no sinking fund provisions applicable to our common stock.

Stock Exchange Listing

Our common stock is listed and traded on the NYSE American under the symbol "RLGT."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc. The transfer agent and registrar's address is 1717 Arch Street, Suite 1300, Philadelphia, Pennsylvania 19103.

Exhibit 4.5

Anti-Takeover Effects of Certain Provisions of our Charter and Bylaws and the DGCL

Provisions of the DGCL could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute. We are subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. The Company Certificate prohibits cumulative voting.

Limitation of Liability and Indemnification of Officers and Directors. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our certificate of incorporation provides that no director shall have any liability for monetary damages for breaches of directors' fiduciary duties as directors. Our bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of the Company, or for serving at our request as a director or officer or in another position at another corporation or enterprise, as the case may be. The bylaws also provide that we must indemnify and advance expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We are also expressly authorized to carry directors' and officers' insurance to protect the Company and our directors, officers, employees and agents from certain liabilities.

The limitation of liability and indemnification provisions in our certificate of incorporation and our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. We may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.

Authorized but Unissued Shares of Common Stock. Our authorized but unissued shares of common stock will be available for future issuance without approval by the holders of common stock. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for or to finance future acquisitions, investments or other purposes. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance Notice Requirement. Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the Board of Directors. These requirements could make it more difficult for a stockholder to bring a proposal before an annual meeting.

Undesignated Preferred Stock. Our certificate of incorporation authorizes undesignated preferred stock. As a result, our board may, without the approval of our stockholders, issue shares of preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.

Election and Removal of Directors. Our certificate of incorporation requires that directors may be removed for cause and only with the approval of the holders of at least 75% of our outstanding shares entitled to vote in the election of directors. Any vacancy on our Board of Directors, including vacancies resulting from increasing the size of our Board of Directors, may be filled by a majority of the remaining directors in office. The foregoing provisions could make our acquisition by a third party, a change in our incumbent directors, or a similar change of control more difficult by limiting the methods available for removing directors.

Exhibit 4.5

Amendments to Organizational Documents

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws. However, our bylaws provide that our stockholders may make additional bylaws and may alter and repeal any bylaws by the affirmative vote of the holders of two-thirds of the outstanding shares of stock entitled to vote upon the election of directors. This provision could have the effect of delaying, deferring or preventing a change in control of the Company.

Exhibit 21.1

**Subsidiaries of
Radiant Logistics, Inc.**

Name of Subsidiary	State of Incorporation or Organization
Radiant Global Logistics, Inc. (formerly Airgroup Corporation)	Washington
Radiant Logistics Partners LLC (40% owned by Radiant Global Logistics, Inc.)	Delaware
International Freight Systems (of Oregon), Inc.	Oregon
Highways & Skyways, Inc.	Kentucky
Adcom Express, Inc.	Minnesota
DBA Distribution Services, Inc.	New Jersey
Radiant Transportation Services, Inc. (formerly Radiant Logistics Global Services, Inc.)	Delaware
On Time Express, Inc.	Arizona
Radiant Road & Rail, Inc. (formerly Clipper Exxpress Company)	Delaware
Radiant Global Logistics (CA), Inc. (formerly Wheels MSM US, Inc.)	Delaware
Service By Air, Inc.	New York
Radiant Customs Services, Inc.	New York
Service By Air Limited	Prince Edward Island, Canada
Green Acquisition Company, Inc.	Washington
Radiant Trade Services, Inc.	Washington
Radiant Off-Shore Holdings LLC	Washington
RGL Mexico LLC	Washington
Radiant Global Logistics (HK) Limited	Hong Kong
Radiant Global Logistics (MX) S. de R.L. de C.V.	Mexico
Radiant Global Logistics (Canada), Inc. (formerly Wheels International Inc.)	Ontario, Canada
2062698 Ontario Inc.	Ontario, Canada
Centrade, Inc.	Minnesota
Navegate Domestic LLC	South Dakota
Navegate (Hong Kong) Limited Management	Hong Kong
Navegate Inc.	South Dakota
Navegate International Logistics (Shanghai) Co., Ltd	Shanghai
Navegate Logistics, Ltd.	Minnesota
Navegate Supply Chain (Shanghai) Co., Ltd	Shanghai
Radiant Support Services (PH) Inc.	Philippines
Radiant Logistics Domestic Services, Inc.	Delaware
Radiant World Trade Services, Inc.	Minnesota

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-264498, No. 333-203821, and No. 333-179868) and Form S-8 (No. 333-261351, No. 333-190683, and No. 333-179869) of Radiant Logistics, Inc. (the "Company"), of our report dated February 27, 2023, relating to the consolidated financial statements of the Company as of and for the year ended June 30, 2022, and the effectiveness of internal control over financial reporting of the Company as of June 30, 2022 (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to a material weakness) appearing in this Annual Report on Form 10-K of the Company for the year ended June 30, 2022.

/s/ Moss Adams LLP

Seattle, Washington
February 27, 2023

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Radiant Logistics, Inc.
Renton, Washington

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-264498, 333-203821, and 333-179868) and Form S-8 (Nos. 333-261351, 333-190683, and 333-179869) of Radiant Logistics, Inc. of our report dated September 20, 2021, except for the effects of the restatement discussed in Note 2, as to which the date is February 27, 2023, relating to the 2021 consolidated financial statements, which appear in this Form 10--K.

/s/ BDO USA, LLP

Seattle, Washington

February 27, 2023

Exhibit 31.1

Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Bohn H. Crain, certify that:

1. I have reviewed this annual report on Form 10-K of Radiant Logistics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. As a certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2023

By: /s/ Bohn H. Crain
    Chief Executive Officer
    (Principal Executive Officer)

Exhibit 31.2

Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Todd E. Macomber, certify that:

1. I have reviewed this annual report on Form 10-K of Radiant Logistics, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. As a certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

（a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2023

By: /s/ Todd E. Macomber
    Chief Financial Officer
    (Principal Accounting Officer)

Exhibit 32.1

Certifications Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

Pursuant to 18 U.S.C. Section 1350, each of the undersigned officers of Radiant Logistics, Inc. (the "Company") hereby certifies that, to his knowledge, the Company's Annual Report on Form 10-K for the period ended June 30, 2022 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 27, 2023

By: /s/ Bohn H. Crain
  Bohn H. Crain
  Chief Executive Officer
  (Principal Executive Officer)

By: /s/ Todd E. Macomber
  Todd E. Macomber
  Chief Financial Officer
  (Principal Accounting Officer)

Reconciliation of Non-GAAP Financial Measures

The table below is provided to reconcile certain financial disclosures in the letter to Shareholders, page 1.

(In thousands)

Year Ended June 30:	2022	2021 (as restated)	2020	2019	2018
Net income (loss) attributable to Radiant Logistics, Inc.	$ 44,464	$ 23,110	$ 10,541	$ 16,346	$ 10,188
Income tax expense	12,692	5,951	3,157	4,800	73
Depreciation and amortization	18,716	16,642	16,571	15,209	14,389
Net interest expense	3,191	2,531	2,826	2,973	3,075
EBITDA	79,063	48,234	33,095	39,328	27,725
Share-based compensation	1,798	1,071	1,663	1,612	1,514
Change in fair value of contingent consideration	767	4,350	1,752	(1,207)	(1,176)
Acquisition related costs	596	42	577	316	239
Ransomware incident related costs, net	684	—	—	—	—
Litigation costs	568	535	1,061	754	346
Gain on litigation settlement, net	—	(25)	—	—	—
Transition, lease termination, and other costs	—	—	586	117	176
Change in fair value of interest rate swap contracts	(1,840)	594	(600)	—	—
Gain on forgiveness of debt	—	(5,987)	—	—	—
Foreign currency transaction loss (gain)	(718)	189	125	(160)	8
MM&D start-up costs	—	—	—	—	410
Adjusted EBITDA	$ 80,918	$ 49,003	$ 38,259	$ 40,760	$ 29,242

Our GAAP-based net income will be affected by non-cash charges relating to the amortization of customer-related intangible assets and other intangible assets attributable to completed acquisitions. Under applicable accounting standards, purchasers are required to allocate the total consideration in a business combination to the identified assets acquired and liabilities assumed based on their fair values at the time of acquisition. The excess of the consideration paid over the fair value of the identifiable net assets acquired is to be allocated to goodwill, which is tested at least annually for impairment. Applicable accounting standards require that we separately account for and value certain identifiable intangible assets based on the unique facts and circumstances of each acquisition. As a result of our acquisition strategy, our net income will include material non-cash charges relating to the amortization of customer related intangible assets and other intangible assets acquired in our acquisitions. Although these charges may increase as we complete more acquisitions, we believe we will be growing the value of our intangible assets (e.g., customer relationships). Thus, we believe that earnings before interest, taxes, depreciation and amortization, or EBITDA, is a useful financial measure for investors because it eliminates the effect of these non-cash costs and provides an important metric for our business.

EBITDA is a non-GAAP measure of income and does not include the effects of preferred stock dividends, interest and taxes, and excludes the "non-cash" effects of depreciation and amortization on long-term assets. Companies have some discretion as to which elements of depreciation and amortization are excluded in the EBITDA calculation. We exclude all depreciation charges related to technology and equipment, all amortization charges (including amortization of leasehold improvements), and other intangible assets. We then further adjust EBITDA to exclude changes in contingent consideration, expenses specifically attributable to acquisitions, severance and lease termination costs, foreign exchange gains and losses, extraordinary items, share-based compensation expense, non-recurring litigation expenses, and other non-cash charges. Adjusted EBITDA is then normalized by excluding non-recurring transition costs. While management considers EBITDA, adjusted EBITDA, and normalized adjusted EBITDA useful in analyzing our results, it is not intended to replace any presentation included in our consolidated financial statements.

CORPORATE HEADQUARTERS
Triton Towers Two
700 S. Renton Village Place
Seventh Floor
Renton, WA 98057
Tel: (800) 843-4784
www.radiantdelivers.com

ANNUAL MEETING
May 23, 2023
Corporate Headquarters

CORPORATE GOVERNANCE
Copies of the Company's 2022 Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement and this Annual Report are available online at https://financials.radiantdelivers.com or to shareholders without charge upon written request to our Secretary at the Company's principal address or by calling (800) 843-4784.

In addition, on the Company's Corporate Governance website at www.radiantdelivers.com/about, shareholders can view the Company's Corporate Governance Principles, the Audit and the Executive Oversight Committee Charter and the Company's Code of Ethics. Copies of these documents are available to shareholders without charge upon written request to our Secretary at the Company's principal address.

The Company is required to file as an Exhibit to its Form 10-K for each fiscal year certifications under the Sarbanes-Oxley Act signed by the Chief Executive Officer and the Chief Financial Officer. In addition, the Company is required to submit a certification signed by the Chief Executive Officer to the NYSE American within 30 days following the Annual Meeting of Shareholders. Copies of the certifications will be posted promptly upon filing.

COMMON STOCK
Listed on NYSE American
Symbol: RLGT

SHAREHOLDER RELATIONS CONTACT
Todd Macomber
Chief Financial Officer
(800) 843-4784

INVESTOR RELATIONS CONTACT
JP Deenihan
VP Marketing & Communications
communications@radiantdelivers.com
(800) 843-4784

STOCK TRANSFER AGENT
Questions regarding stock holdings, certificate placement/transfer and address changes should be directed to:

Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street
STE 1300
Philadelphia, PA 19103
(855) 418-5054

ONLINE ANNUAL REPORT
https://radiantdelivers.com/about/financials



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